Registration No. 333-133380

Registration No. 811-21887

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	☐

Pre-Effective Amendment No. 2	☒
Post-Effective Amendment No.	☐

and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	☐

Amendment No. 4	☒
(Check appropriate box or boxes.)

NML VARIABLE ANNUITY ACCOUNT A

(Exact Name of Registrant)

THE NORTHWESTERN MUTUAL

LIFE INSURANCE COMPANY

(Name of Depositor)

720 East Wisconsin Avenue, Milwaukee, Wisconsin 53202

(Address of Depositor’s Principal Executive Offices) (Zip Code)

Depositor’s Telephone Number, including Area Code 414-271-1444

ROBERT J. BERDAN, Vice President, General Counsel and Secretary

The Northwestern Mutual Life Insurance Company

720 East Wisconsin Avenue, Milwaukee, Wisconsin 53202

(Name and Address of Agent for Service)

Copy to:

Michael J. Mazza, Assistant General Counsel

The Northwestern Mutual Life Insurance Company

720 East Wisconsin Avenue

Milwaukee, Wisconsin 53202

414-665-2052

Approximate date of proposed public offering: October 16, 2006.

Title of Securities Being Registered: Interests in Individual Flexible Payment Variable Annuity Contracts offered without sales charge under fee-based programs.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to rule 415 under the Securities Act of 1933 check the following box  ☐

It is proposed that this filing will become effective (check appropriate space)

☐	immediately upon filing pursuant to paragraph (b) of Rule 485

☐	on (DATE) pursuant to paragraph (b) of Rule 485

☐	60 days after filing pursuant to paragraph (a)(1) of Rule 485

☐	on (DATE) pursuant to paragraph (a)(1) of Rule 485

☐	this post-effective amendment designates a new effective date for a previously filed post-effective amendment.

Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until a further amendment is filed which specifically states that this registration statement shall hereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

277833 - Fee Based

September 21, 2006                    THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY

Individual Flexible Payment

Variable Annuity (Fee Based) Account A

Individual flexible payment

variable annuity contracts for:

Individual Retirement Annuities (IRAs)

Roth IRAs

Non-Tax Qualified Annuities

Non-Qualified Plans

Prospectuses

Individual Flexible Payment

Variable Annuity (Fee Based) Account A

Northwestern Mutual Series Fund, Inc.

Fidelity® VIP Mid Cap Portfolio

Russell Investment Funds

90-2317 (0906)

Prospectus

September     , 2006

Individual Flexible Payment Variable Annuity (Fee Based)

Issued by The Northwestern Mutual Life Insurance Company

and NML Variable Annuity Account A

This prospectus describes an individual flexible payment variable annuity Contract for Individual Retirement Annuities (“IRAs”), Roth IRAs, and Non-Tax Qualified Annuities and Non-Qualified Plans offered to purchasers who pay periodic fees based on assets in lieu of brokerage commissions or as compensation for advisory services (fee-based programs). The Contract provides for accumulation of Contract Value on a variable and/or a fixed basis and a payment of annuity benefits on a fixed or variable basis. Net Purchase Payments may be invested, pursuant to the Contract, in the following variable and fixed options:

Variable Options

Northwestern Mutual Series Fund, Inc.
Small Cap Growth Stock Portfolio	Large Cap Core Stock Portfolio
T. Rowe Price Small Cap Value Portfolio	Capital Guardian Domestic Equity Portfolio
Aggressive Growth Stock Portfolio	T. Rowe Price Equity Income Portfolio
International Growth Portfolio	Index 500 Stock Portfolio
Franklin Templeton International Equity Portfolio	Asset Allocation Portfolio
AllianceBernstein Mid Cap Value Portfolio	Balanced Portfolio
Index 400 Stock Portfolio	High Yield Bond Portfolio
Janus Capital Appreciation Portfolio	Select Bond Portfolio
Growth Stock Portfolio	Money Market Portfolio

Fidelity® Variable Insurance Products Fund III
Mid Cap Portfolio

Russell Investment Funds
Multi-Style Equity Fund	Core Bond Fund
Aggressive Equity Fund	Real Estate Securities Fund
Non-U.S. Fund

Fixed Option

Guaranteed Interest Fund

The Contract and the variable options:

• are not guaranteed to achieve their goals

• are not bank deposits

• are not federally insured

• are not endorsed by any bank or government agency

Please read carefully this prospectus and the accompanying prospectuses for the variable options and keep them for future reference. These prospectuses provide information that you should know before investing in the Contract. No person is authorized to make any representation in connection with the offering of the Contract other than those contained in these prospectuses.

The Securities and Exchange Commission (“SEC”) has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense. The Contract may not be available in all states and is only offered where it can be lawfully sold.

More information about the Contract and NML Variable Annuity Account A (the “Separate Account”) is included in a Statement of Additional Information (“SAI”), dated September     , 2006, which is incorporated by reference in this prospectus and available free of charge from The Northwestern Mutual Life Insurance Company. The table of contents for the SAI is at the end of this prospectus. To receive a copy of the SAI, call 1-888-455-2232 or send a written request to Northwestern Mutual, Investment Products and Services Department, Room W04SE, 720 East Wisconsin Avenue, Milwaukee, WI 53202. Information about the Separate Account (including the SAI) is available on the SEC’s internet site at http://www.sec.gov, or may be obtained, upon payment of a duplicating fee, by writing the Public Reference Section of the SEC, 100 F Street, NE, Washington, DC 20549-0102. This information can also be reviewed and copied at the SEC’s Public Reference Room in Washington, D.C. For information on the Public Reference Room’s operation, call the SEC at 1-202-551-8090.

Contents of this Prospectus

This prospectus describes only the Separate Account and the variable provisions of the Contract, except where there are specific references to the fixed provisions.

Glossary of Special Terms

Unless otherwise specified in this prospectus, the words “Northwestern Mutual,” “we,” “us,” “our,” and “Company” mean The Northwestern Mutual Life Insurance Company. The words “you” and “your,” unless otherwise specified, mean the Contract Owner. We use a number of special terms in this prospectus, including the following:

Accumulation Unit    An accounting unit of measure representing the Contract Value, before the date on which Annuity Payments begin, in one or more Divisions of the Separate Account. The related term “Accumulation Unit Value” means the value of a particular Accumulation Unit at a particular time and is analogous to, but not the same as, the share price of a mutual fund.

Annuitant    The person upon whose life the Contract is issued and Contract benefits depend. The Primary Annuitant is the person upon whose life the Contract is initially issued. The Contingent Annuitant is the person who becomes the Annuitant upon the death of the Primary Annuitant.

Annuity Payments    Money we pay the Annuitant(s) pursuant to the terms of the Contract. Payments may be paid under one or more of the following three methods: (1) a Variable Income Plan; (2) a Fixed Income Plan; or (3) in cash.

Annuity Unit    An accounting unit of measure representing the actuarial value of a Variable Income Plan’s interest in a Division of the Separate Account after Annuity Payments begin.

Beneficiary    A person who receives payments under the Contract if all the Owners die before the Maturity Date.

Contract    The agreement between you and us described in this variable annuity prospectus. During the Accumulation Period of the Contract, you may invest and the earnings on your investment will accumulate on a tax-deferred basis. During the Annuitization Period, you receive periodic payments based largely on the amounts you accumulate, all or a portion of which will be taxable as ordinary income.

Contract Value    The value of your Contract on any Valuation Date is the sum of: (1) the value of your amounts held in the Divisions of the Separate Account on that Valuation Date; and (2) the value of amounts allocated to any Guaranteed Account, plus credited interest; less (3) any withdrawals since that Valuation Date; and any applicable charges under the Contract deducted since that Valuation Date.

Division    A sub-account of the Separate Account, the assets of which are invested exclusively in the shares of one of the Portfolios of the underlying Funds.

Fund    A Fund is registered under the Investment Company Act of 1940 as an open-end management investment company or as a unit investment trust, or is not required to be registered under the Act. The Fund is available as an investment option under the Contract. The assets of each of the Divisions of the Separate Account are used to purchase shares of the corresponding Portfolio of a Fund.

General Account    All assets of the Company, other than those held in the Separate Account or in other separate accounts that have been or may be established by the Company.

Guaranteed Interest Fund    A fixed investment option under the Contract, supported by the assets held in the Company’s General Account, that has a one-year term.

Investment Professional    Someone you select to provide you with brokerage service or investment advice with respect to amounts you invest under your Contract who either is registered as a broker-dealer under the Securities Exchange Act of 1934 or as an investment adviser under the Investment Advisers Act of 1940 directly (or by association with another person).

Maturity Date    The date selected by the Owner(s) of the Contract on which Purchase Payments cease and Annuity Payments become payable.

Owner    The person with the sole right to exercise all rights and privileges under the Contract, except as the Contract otherwise provides.

Portfolio    A series of a Fund available for investment under the Contract which corresponds to a particular Division of the Separate Account.

Purchase Payments    Money you give us to pay for your Contract. The related term “Net Purchase Payment” refers to Purchase Payments after all applicable deductions.

Separate Account    The account the Company has established pursuant to Wisconsin law for those assets, although belonging to the Company, that are reserved for you and other owners of variable annuity contracts supported by the Separate Account.

Valuation Date    Any day on which the New York Stock Exchange (NYSE) is open for trading and any other day we are required under the Investment Company Act of 1940 to value assets of a Division of the Separate Account.

Account A (Fee Based) Prospectus

Fee and Expense Tables

Contract Fees and Expenses

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Contract during the Accumulation Period. They do not include any fee your Investment Professional may charge you for his services. They also do not include any charge for state premium tax deductions which we do not charge for at present, but we reserve the right to do so. In the first table, transaction charges are shown on the left and annual charges are shown on the right.

Transaction Expenses for Contract Owners (as a percentage of Purchase Payments)
Maximum Sales Load	None
Withdrawal Charge	None
Transfer Fee	None	***

Annual Expenses of the Separate Account (as a percentage of average daily Contract value)
Maximum Mortality and Expense Risk Fees*	0.75%
Current Mortality and Expense Risk Fees*	0.35%
Other Expenses*	None

Total Maximum Separate Account Annual Expenses*	0.75%
Total Current Separate Account Annual Expenses*	0.35%

Annual Contract Fee
$30; waived if the Contract Value equals or exceeds $25,000

Annual Charge for Optional Enhanced Death Benefit
Maximum Charge (as a percentage of the entire benefit)**	0.40%
*	We guarantee the current mortality and expense risk fees for five years from the date of this prospectus. Thereafter, we reserve the right to increase the mortality and expense risk fees to a maximum annual rate of 0.75%.
**	The maximum charge is for issue age (i.e., the age nearest the Primary Annuitant’s birthday at the time the application is approved) 56 and above. The charge is 0.10% for issue age 45 or less and 0.20% for issue age 46-55.
***	We do not presently charge a fee for transfers between Divisions, but on certain contracts offered after the date of this prospectus, we may reserve the right to do so.

Account A (Fee Based) Prospectus

Range of Total Annual Portfolio Operating Expenses

The table below shows the minimum and maximum total operating expenses of the Portfolios that you may pay periodically during the time that you own the Contract. The first line of this table lists expenses that do not reflect fee waivers or expense limits and reimbursements, nor do they reflect short-term trading redemption fees, if any, charged by the Portfolios. The information is based on operations for the year ended December 31, 2005. More details concerning these fees and expenses are contained in the attached prospectuses for the Funds.

	Minimum	Maximum
Range of Total Annual Portfolio Operating Expenses (expenses include investment advisory fees, distribution (12b-1) fees, and other expenses as a percentage of average Portfolio assets)*	0.20%	1.26%
Range of Total Annual Portfolio Operating Expenses After Contractual Fee Waiver or Reimbursement**	0.20%	1.15%

*	For certain Portfolios, certain expenses were reimbursed or fees waived during 2005. It is anticipated that these voluntary expense reimbursement and fee waiver arrangements will continue past the current year, although they may be terminated at any time. After taking into account these arrangements and any contractual fee waiver or expense reimbursement arrangements, Annual Portfolio operating expenses would have ranged from a minimum of 0.20% to a maximum of 1.12%.
**	The “Range of Total Annual Portfolio Operating Expenses After Contractual Fee Waiver or Reimbursement” line in the above table shows the minimum and maximum fees and expenses charged by any of the Portfolios that have contractual fee waiver or reimbursement arrangements in place. Those contractual arrangements are designed to reduce total annual portfolio operating expenses for Owners and will continue at least until April 30, 2007. For more information about which Portfolios currently have such contractual reimbursement or fee waiver arrangements in place, see the prospectuses of the underlying Funds.

The following Examples are intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include Contract Owner transaction expenses, Contract fees, Separate Account annual expenses, and the fees and expenses of the underlying Portfolios. Because we impose no charges upon surrender or annuitization, your costs will be the same whether you continue to own, surrender or annuitize the Contract at the end of the period shown. Although you are required to invest a minimum of $50,000 in the Contract, the Examples assume that you invest $10,000 for the time periods indicated and that your investment has a 5% return each year. The Examples reflect the maximum as well as the minimum fees and expenses of the underlying Portfolios as set forth in the Range of Total Annual Portfolio Operating Expenses table. Although your actual costs may be higher or lower than those shown below, based on these assumptions, your costs would be as follows:

EXAMPLES

Contract Without the Enhanced Death Benefit (“EDB”)

	1 Year	3 Years	5 Years	10 Years
Maximum Total Annual Portfolio Operating Expenses	$153	$494	$862	$2,143
Minimum Total Annual Portfolio Operating Expenses	$56	$176	$307	$961

Contract With the Enhanced Death Benefit—(assuming the maximum EDB charge; i.e., at issue age 56-65)

	1 Year	3 Years	5 Years	10 Years
Maximum Total Annual Portfolio Operating Expenses	$194	$619	$1,075	$2,572
Minimum Total Annual Portfolio Operating Expenses	$98	$306	$531	$1,439

We guarantee the current mortality and expense risk charges for five years from the date of this prospectus. Thereafter, we reserve the right to increase the mortality and expense risk charges to a maximum annual rate of 0.75%. The expense numbers shown in the tables reflect the current mortality and expense risk charges at the guaranteed rate for the first five years, and the maximum mortality and expense risk charges after five years. The Contracts may provide for charges for transfers between the Divisions of the Separate Account and for premium taxes, but we are not presently assessing such charges. The charge for the enhanced death benefit (EDB) above was determined by multiplying the maximum EDB percentage charge (.40%) by the entire EDB. The EDB amounts assumed for purposes of this example are equal to the Contract Value at each anniversary. Such hypothetical amounts are for illustrative purposes only. The $30 annual Contract fee is not reflected in the Examples because we expect that all contracts sold during the first fiscal year will be eligible for the contract fee waiver.

Please remember that the examples are simply illustrations and do not represent past or future expenses. Your actual expenses may be higher or lower than those shown in the examples. Similarly, your rate of return may be more or less than the 5% assumed in the examples.

Account A (Fee Based) Prospectus

Condensed Financial Information

Since no Accumulation Unit being offered by this prospectus was issued on December 31, 2005, no Condensed Financial Information is included in this prospectus. However, financial statements of the Separate Account and the financial statements of Northwestern Mutual appear in the Statement of Additional Information (“SAI”). The financial statements of the Company should only be considered with respect to the Company’s ability to meet its obligations under the Contract and not with respect to the Contract value held in the Separate Account, which is principally derived from the investment performance of the Portfolios.

To receive a free copy of the SAI containing such financial statements, call 1-888-455-2232. Semiannually, we will send you reports containing financial information and schedules of investments for the Portfolios underlying the Divisions in which you invest. We will also send you periodic statements showing the value of your Contract and transactions under the Contract since the last statement. You should promptly review these statements and any confirmations of individual transactions that you receive to verify the accuracy of the information, and should promptly notify us of any discrepancies.

The Company

The Northwestern Mutual Life Insurance Company, together with its subsidiaries and affiliates, offers insurance products and investment products and advisory services that are designed to address its clients’ needs for financial security and protection, wealth accumulation and distribution and estate preservation. Organized by a special act of the Wisconsin Legislature in 1857, the Company is licensed to conduct a conventional life insurance business in the District of Columbia and in all states of the United States. The Company’s total assets exceeded $132 billion as of December 31, 2005. The Home Office of Northwestern Mutual is located at 720 East Wisconsin Avenue, Milwaukee, Wisconsin 53202.

The Investment Options

The Contract offers a fixed option and a variety of variable investment options selected by the Company, but it does not endorse or recommend a particular option nor does it provide asset allocation or investment advice. You, together with your Investment Professional, are responsible for choosing your investment options and the amounts you allocate to each based on your individual situation and your personal savings goals and risk tolerances. After your initial investment decision, you should monitor your investments and periodically review the options you select and the amount allocated to each option to ensure your decisions continue to be appropriate. The amounts invested in the variable options are not guaranteed and, because both your principal and any return on your investment are subject to market risk, you can lose money. The amounts invested in the fixed option earn interest for a specified period at a rate we declare from time to time and, together with the interest earned, are guaranteed by, and subject to the claims –paying ability of, the Company.

The Role of Your Investment Professional

Your Investment Professional may provide us with instructions on your behalf involving the allocation and transfer of Accumulation Value of your Contract among the available investment options, subject to our rules, including the restrictions on short term and excessive trading discussed elsewhere in this prospectus.

We are not a party to any agreement you have with your Investment Professional, nor are we responsible for any brokerage service or investment advice your Investment Professional provides to you. All instructions we receive from your Investment Professional will be deemed to have been authorized by you and provided on your behalf (not on our behalf), until you either notify us in writing that you have revoked that authority or we receive notice of your death. We may require your Investment Professional to enter into a separate agreement with us relating to communications between us on behalf of all Contract Owners your Investment Professional represents as a condition of accepting his or her instructions. This agreement also may restrict the aggregate amounts your Investment Professional may transfer on behalf of the Contract Owners he or she represents or impose additional requirements with respect to such transfers. These limitations are intended to minimize the potential adverse effects large transfers may have on the interests of all contract owners.

Any fee that is charged by your Investment Professional is in addition to the fees and expenses that apply to your Contract described in this prospectus. By advance written agreement with us, you may authorize your Investment Professional to withdraw amounts from your Contract to pay for his or her fee. We will not verify the fee amount withdrawn, but we will send you a confirmation of the withdrawal, which you should review to verify the fee amount is accurate. Any such withdrawal will have the same tax effect and effect on Contract benefits as any other withdrawal you make from your Contract.

Your Investment Professional must be appointed by us, or associated with a broker-dealer appointed by us, as our

Account A (Fee Based) Prospectus

authorized agent to sell the Contract. As our selling agent, your Investment Professional, or his or her associated broker-dealer, may receive compensation for the services performed on our behalf. Your Investment Professional also may receive compensation for referring you to the fee-based program under which you purchase your Contract. If you would like more information about these compensation arrangements, you should contact your Investment Professional.

Variable Options

The assets of each Division of the Separate Account are invested in a corresponding Portfolio that is a series of one of the following mutual funds: Northwestern Mutual Series Fund, Inc; Fidelity® Variable Insurance Products Fund III; and the Russell Investment Funds. The Separate Account buys shares of the Portfolios at their respective net asset values without sales charge. The Portfolios are available for investment only by separate accounts supporting variable insurance products and are not publicly traded. Their performance can differ substantially from publicly traded mutual funds with similar names. The specific Portfolios available under your Contract may change from time to time, and not all Portfolios in which assets of the Separate Account are invested may be available under your Contract.

You may choose to allocate the Accumulation Value of your Contract among the Divisions of the Separate Account and you may, subject to certain conditions, transfer values from one Division to another. Amounts you allocate among the Divisions may grow in value, decline in value, or grow less than you expect, depending on the investment performance of the corresponding Portfolio. The investment objectives and types of investments for each Portfolio are set forth below. There can be no assurance that the Portfolios will realize their objectives. For more information about the investment objectives and policies, the attendant risk factors and expenses for each of the Portfolios described below, see the attached prospectuses. Read the prospectuses carefully before you invest.

Northwestern Mutual Series Fund, Inc.    The investment adviser for the Northwestern Mutual Series Fund is Mason Street Advisors, LLC (“MSA”), our wholly-owned company. The investment advisory agreements for the respective Portfolios provide that MSA will provide services and bear certain expenses of the Portfolios. MSA employs a staff of investment professionals to manage the assets of the Fund and the other advisory clients of MSA. We provide related facilities and personnel, which MSA uses in performing its investment advisory functions. MSA has retained Templeton Investment Counsel, LLC, Capital Guardian Trust Company, T. Rowe Price Associates, Inc., Alliance Capital Management L.P. and Janus Capital Management LLC under investment sub-advisory agreements to provide investment advice to the Portfolios bearing their names or derivatives thereof.

Portfolio	Investment Objective	Sub-adviser (if applicable)
Small Cap Growth Stock Portfolio	Long-term growth of capital
T. Rowe Price Small Cap Value Portfolio	Long-term growth of capital	T. Rowe Price Associates, Inc.
Aggressive Growth Stock Portfolio	Long-term growth of capital
International Growth Portfolio	Long-term growth of capital
Franklin Templeton International Equity Portfolio	Long-term growth of capital	Templeton Investment Counsel, LLC
AllianceBernstein Mid Cap Value Portfolio	Long-term growth of capital; current income is a secondary objective	Alliance Capital Management L.P.
Index 400 Stock Portfolio	Investment results that approximate the performance of the Standard & Poor’s MidCap 400® Index
Janus Capital Appreciation Portfolio	Long-term growth of capital	Janus Capital Management LLC
Growth Stock Portfolio	Long-term growth of capital
Large Cap Core Stock Portfolio	Long-term growth of capital and income
Capital Guardian Domestic Equity Portfolio	Long-term growth of capital and income	Capital Guardian Trust Company
T. Rowe Price Equity Income Portfolio	Long-term growth of capital and income	T. Rowe Price Associates, Inc.
Index 500 Stock Portfolio	Investment results that approximate the performance of the S&P 500® Index

Account A (Fee Based) Prospectus

Portfolio	Investment Objective	Sub-adviser (if applicable)
Asset Allocation Portfolio	To realize as high a level of total return as is consistent with reasonable investment risk
Balanced Portfolio	To realize as high a level of total return as is consistent with prudent investment risk
High Yield Bond Portfolio	High current income and capital appreciation
Select Bond Portfolio	To realize as high a level of total return as is consistent with prudent investment risk; a secondary objective is to seek preservation of shareholders’ capital
Money Market Portfolio	Maximum current income consistent with liquidity and stability of capital*
*	Although the Money Market Portfolio seeks to preserve its value at $1.00 per share, it is possible to lose money by investing in the Money Market Portfolio. An investment in a money market portfolio is neither insured nor guaranteed by the Federal Deposit Insurance Corporation or any government agency. During extended periods of low interest rates, the yield of a money market subaccount may also become extremely low and possibly negative.

Fidelity® Variable Insurance Products Fund III    The Fidelity® VIP Mid Cap Portfolio is a series of Variable Insurance Products Fund III. The Separate Account buys Service Class 2 shares of the Fidelity® VIP Mid Cap Portfolio, the investment adviser for which is the Fidelity Management & Research Company.

Portfolio	Investment Objective
VIP Mid Cap Portfolio	Long-term growth of capital

Russell Investment Funds    The assets of each of the Portfolios comprising the Russell Investment Funds are invested by one or more investment management organizations researched and recommended by Frank Russell Company (“Russell”), and an affiliate of Russell, the Russell Investment Management Company (“RIMCo, formerly known as the “Frank Russell Investment Management Company”). RIMCo also advises, operates, and administers the Russell Investment Funds. Russell is our majority-owned subsidiary.

Portfolio	Investment Objective
Multi-Style Equity Fund	Long-term growth of capital
Aggressive Equity Fund	Long-term growth of capital
Non-U.S. Fund	Long-term growth of capital
Core Bond Fund	Current income and the preservation of capital
Real Estate Securities Fund	Current income and long-term growth of capital

Transfers Between Divisions    Subject to the short term and excessive trading limitations described below and any frequent trading policies adopted by the Funds that are described in their prospectuses, you may change the allocation of Purchase Payments among the Divisions and transfer values from one Division to another both before and after Annuity Payments begin. In order to take full advantage of these features you should carefully consider, on a continuing basis, which investment options are best suited to your long-term investment needs. See “Owner Inquiries” for more information on how you may change the allocation of Accumulation or Annuity Units among the Divisions.

We will make the transfer based upon the next valuation of Accumulation or Annuity Units in the affected Divisions after our receipt of your request for transfer at our Home Office, provided it is in good order. If we receive your request for transfer on or before the close of trading on the New York Stock Exchange (typically, 4:00pm Eastern Time), your request will receive same-day pricing. If we receive your request for transfer after the close of trading on the New York Stock Exchange, we will process the order using the value of the units in the Divisions determined at the close of the next regular trading session of the New York Stock Exchange. We will adjust the number of such units to be credited to reflect the respective value of the units in each of the Divisions. The minimum amount which may be transferred is the lesser of $100 or the entire value of the units in the Division from which the transfer is being made. We currently make no charge for transfers, although we reserve the right to make such a charge in the future.

Before the Maturity Date, you may transfer amounts which you have invested in the Guaranteed Interest Fund to any Division of the Separate Account, and you may transfer the value of Accumulation Units in any Division of the Separate Account to the Guaranteed Interest Fund for investment on a fixed basis, subject to the restrictions described in the Contract. (See “Fixed Option—The Guaranteed Interest Fund”.)

Short Term and Excessive Trading    Short term and excessive trading (sometimes referred to as “market timing”) may present risks to a Portfolio’s long-term investors, such as Contract Owners and other persons who may have material rights under the Contract (e.g., beneficiaries), because it can, among other things, disrupt Portfolio investment strategies,

Account A (Fee Based) Prospectus

increase Portfolio transaction and administrative costs, require higher than normal levels of cash reserves to fund unusually large or unexpected redemptions, and adversely affect investment performance. These risks may be greater for Portfolios that invest in securities that may be more vulnerable to arbitrage trading including foreign securities and thinly traded securities, such as small cap stocks and non-investment grade bonds. These types of trading activities also may dilute the value of long-term investors’ interests in a Portfolio if it calculates its net asset value using closing prices that are no longer accurate. Accordingly, we discourage market timing activities.

To deter short term and excessive trading, we have adopted and implemented policies and procedures which are designed to control abusive trading practices. We seek to apply these policies and procedures uniformly to all Contract Owners. Any exceptions must be either expressly permitted by our policies and procedures or subject to an approval process described in them. We may also be prevented from uniformly applying these policies and procedures under applicable state or federal law or regulation. Because exceptions are permitted, it is possible that investors may be treated differently and, as a result, some may be allowed to engage in trading activity that might be viewed as market timing.

Among the steps we have taken to reduce the frequency and effect of these practices are monitoring trading activity and imposing trading restrictions including the prohibition of more than twelve transfers among Divisions under a single Contract during a Contract year. Further, an investor who is identified as having made a transfer in and out of the same Division (“round trip transfer”) in an amount in excess of $10,000 within fourteen calendar days will be restricted from making additional transfers after the third such round trip transfer until the next Contract anniversary date, and sent a letter informing him of the restriction. Thereafter, the same investor will be similarly restricted after the second such round trip transfer. An investor who is identified as having made one or more round trip transfers within thirty calendar days aggregating more than one percent (1%) of the total assets of the Portfolio underlying a Division will be sent a warning letter after the first such round trip transfer and will be restricted from making additional transfers until the next Contract anniversary date after the second such round trip transfer. Thereafter, the same investor will be similarly restricted after the first such round trip transfer. These limitations do not apply to automatic asset transfers, scheduled or systematic transactions involving portfolio rebalancing, dollar cost averaging, interest sweeps, or to initial allocations or changes in allocations. Once a Contract is restricted, we will allow one additional transfer into the Money Market Portfolio until the next Contract anniversary.

These policies and procedures may change from time to time in our sole discretion without notice; provided, however, Contract Owners would be given advance, written notice if the policies and procedures were revised to accommodate market timing. Additionally, the Funds may have their own policies and procedures described in their prospectuses that are designed to limit or restrict frequent trading. Such policies and procedures may provide for the imposition of a redemption fee and may require us to provide transaction information to the Fund.

If we believe your trading activity is in violation of, or inconsistent with, our policies and procedures or otherwise is potentially disruptive to the interests of other investors, you may be asked to stop such activities and future investments, and allocations or transfers by you may be rejected without prior notice. If your Investment Professional provides substantially the same asset allocation or investment advice to a number of Contract Owners whose investments represent a substantial portion of the assets in an underlying Portfolio, resulting trading activities may adversely affect all Contract Owners. Therefore, we may restrict the aggregate amounts your Investment Professional may transfer on behalf of the Contract Owners he or she represents or impose additional requirements with respect to such transfers. These limitations are intended to minimize the potential adverse effects large transfers may have on the interests of all Contract Owners. Because we retain discretion to determine what action is appropriate in a given situation, investors may be treated differently and some may be allowed to engage in activities that might be viewed as market timing.

We intend to monitor events and the effectiveness of our policies and procedures in order to identify whether instances of potentially abusive trading practices are occurring. However, we may not be able to identify all instances of abusive trading practices, nor completely eliminate the possibility of such activities, and there may be technological limitations on our ability to impose restrictions on the trading practices of Contract Owners.

Fixed Option—The Guaranteed Interest Fund

During the Accumulation phase of your Contract, you may direct all or part of your Purchase Payments to the Guaranteed Interest Fund (“GIF”) for investment on a fixed basis, provided it is available in your state. To find out if the GIF is available in your state, please contact your Northwestern Mutual Network Representative or call 1-888-455-2232.

You may transfer amounts previously invested in the Separate Account Divisions to the GIF, prior to the Maturity Date, and you may transfer amounts in the GIF to the Separate Account Divisions. In each case, these transfers are subject to the restrictions described in the Contract. Amounts you invest in the GIF become part of our General Account, which represents all of our assets other than those held by in the Separate Account and other separate accounts. The General Account is used to support all of our annuity and insurance obligations and is available to our general creditors. As part of our General Account, however, amounts in the GIF do not bear any mortality rate and expense charges applicable to the Separate Account under the Contract, nor do they bear expenses of the Portfolios in which the Divisions of the Separate Account invest. Other charges under the Contract may apply to the amounts in the GIF. (See “Deductions”.)

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In reliance on certain exemptive and exclusionary provisions, we have not registered interests in the GIF under the Securities Act of 1933 and we have not registered the GIF as an investment company under the Investment Company Act of 1940. Accordingly, neither the GIF nor any interests therein are generally subject to these Acts. We have been advised that the staff of the Securities and Exchange Commission has not reviewed the disclosure in this prospectus relating to the GIF. This disclosure, however, may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

Amounts you invest in the GIF earn interest at rates we declare from time to time. We will guarantee the interest rate for each amount for the shorter of the following two periods: (i) the twelve month period measured from the end of the month of the investment’s effective date, or (ii) the period remaining until the Maturity Date of the Contract. The interest rate will not be less than an annual effective rate of at least 1.0% (or a higher rate if required by applicable state law). At the expiration of the period for which we guarantee the interest rate, we will declare a new interest rate. We credit interest and compound it daily. We determine the effective date for a transaction involving the GIF in the same manner as the effective date for a transaction involving a Division of the Separate Account.

Investments in the GIF are subject to a maximum limit of $100,000 without our prior consent. In states where the annual effective interest rate may not be less than 3% in all years, the maximum limit without our consent is $50,000. To the extent that a Purchase Payment or transfer from a Division of the Separate Account causes the Contract’s interest in the GIF to exceed this maximum limit, we will place the amount of the excess in the Money Market Division and it will remain there until you instruct us otherwise.

Transfers from the GIF to the Separate Account Divisions are subject to limits. After a transfer from the GIF, we will allow no further transfers from the GIF for a period of 365 days; in addition, we will allow no further transfers back into the GIF for a period of 90 days. The maximum amount that you may transfer from the GIF in one transfer is the greater of (1) 25% of the amount that you had invested in the GIF as of the last Contract anniversary preceding the transfer and (2) the amount of your most recent transfer from the GIF. In no event will this maximum transfer amount be less than $1,000 or more than $50,000. (The $50,000 limit does not apply in New York.)

The deduction for mortality rate and expense risks, as described below, is not assessed against amounts in the Guaranteed Interest Fund, and amounts in the GIF do not bear any expenses of any of the Portfolios. Other charges under the Contract apply for amounts in the GIF as they are described in this prospectus for amounts you invest in the variable options. (See “Deductions.”) For purposes of allocating and deducting the annual Contract fee, we consider any investment in the GIF as though it were an investment of the same amount in one of the Separate Account Divisions.

The Contract

Generally    The Contract is intended for retirement and long-term savings. The Contract provides for a death benefit during the years when funds are being accumulated and for a variety of income options following retirement. During the years when funds are being paid into your Contract, known as the accumulation phase, the earnings accumulate on a tax-deferred basis. The earnings are taxed as income if you make a withdrawal. The income phase begins when you start receiving Annuity Payments under your Contract. Monthly Annuity Payments begin on the date you select. The amount you accumulate under your Contract, including the results of investment performance, will determine the amount of your monthly Annuity Payments.

If you are purchasing the Contract through a tax-favored arrangement, including IRAs and Roth IRAs, you should carefully consider the costs and benefits of the Contract before purchasing the Contract, since the tax-favored arrangement itself provides for tax-sheltered growth. Certain provisions of the Contract may be different than the general description in this prospectus, and certain riders and options may not be available, because of legal restrictions in your state. You should consult your Contract, as any such state variations will be included in your Contract or in riders or endorsements attached to your Contract.

Free Look    If you return the Contract within ten days after you receive it (or whatever period is required in your state), we will send your money back. There is no charge for our expenses but the amount you receive may be more or less than what you paid, based on actual investment experience following the date we received your purchase payment. In the event the state in which you live requires us to return the full amount of your purchase payment, we will do so.

Contract Values    The value of your Contract on any Valuation Date; is the sum of the following: (i) the value of your amounts held in the Divisions of the Separate Account on that Valuation Date; and (ii) the value of your amounts allocated to the Guaranteed Interest Fund, plus credited interest; less (iii) any withdrawals since that Valuation Date and any applicable charges under the Contract deducted since that Valuation Date. We use the “net investment factor” as a way to calculate the investment performance of a Division from valuation period to valuation period. For each Division, the net investment factor shows the investment performance of the underlying mutual fund Portfolio in which a particular Division invests, including the charges assessed against that Division for a given valuation period. The Portfolios will distribute investment income and realized capital gains to the

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Divisions, which we will reinvest in additional shares of those same Portfolios. Unrealized capital gains and realized and unrealized capital losses will be reflected by changes in the value of the shares held by the Division.

Purchase Payments Under the Contract

Frequency and Amount    A Purchase Payment is the money you give us to pay for your Contract. You may make Purchase Payments monthly, quarterly, semiannually, annually, or on any other frequency acceptable to us. The minimum initial Purchase Payment is $50,000. The minimum amount for each subsequent Purchase Payment is $25, although we may accept lower amounts in certain circumstances. We will accept larger Purchase Payments than the minimums, but total Purchase Payments under any Contract may not exceed $5,000,000 without our consent. Purchase Payments may not exceed the applicable federal income tax limits. (See “Federal Income Taxes.”)

In certain situations, we may reduce or waive our minimums. For example, we may reduce the minimum initial purchase amount from $50,000 to no less than $25,000 provided you agree to make additional subsequent Purchase Payments such that the total Purchase Payments you make on or before the first anniversary date of your Contract equal or exceed $50,000. Also, when initial Purchase Payments representing proceeds from rollovers or annuity exchanges are determined to satisfy the Contract minimum based on values at the time you sign your application, but the amount subsequently received by us is less than the required minimum due to market value fluctuations and sales or administrative fees charged in connection with the rollover or exchange, we may reduce the required minimum by the sum of any such depreciation and fees, but not below a minimum of $40,000.

Application of Purchase Payments    We credit Net Purchase Payments to the variable and/or fixed investment options as you direct. The application of Purchase Payments to the Guaranteed Interest Fund is subject to special rules (see “The Investment Options—Fixed Option.”) We invest those assets allocated to the variable options in shares of those Portfolios that correspond to the applicable Divisions; the term “Accumulation Units” describes the value of this interest in the Separate Account.

Initial Net Purchase Payments allocated to a Division will be priced at the Accumulation Unit Value determined no later than two Valuation Dates after we receive at our Home Office both your initial Purchase Payment and your application in good order. “Good order” means that the application is complete and accurate and all applicable requirements are satisfied. If your application is not in good order, we may take up to five Valuation Dates to resolve the problem. If we are unable to resolve the problem within that time, we will notify you in writing of the reasons for the delay. If you revoke the consent given with your application to hold your initial Purchase Payment pending resolution of the problem, we will return your payment. Otherwise, the number of Accumulation Units you receive for your initial Net Purchase Payment will be determined based upon the valuation of the assets of that Division we make not later than two Valuation Dates following the date on which the problem is resolved and your application is put into good order. Subsequent Net Purchase Payments will be priced based on the next determined Accumulation Unit Value after the payment is received in good order either at the Home Office or a lockbox facility we have designated.

We deem receipt of a Purchase Payment to occur on a given Valuation Date if receipt occurs on or before the close of trading on the New York Stock Exchange (typically, 4:00 p.m. Eastern Time). If receipt occurs after the close of trading on the New York Stock Exchange, we deem receipt to occur on the following Valuation Date. If you attempt to make a Purchase Payment with a check that is returned to us unpaid due to insufficient funds or for any other reason, or if your Purchase Payment is made by an electronic funds transfer that is later reversed due to lack of funds in the account from which the transfer was made or for any other reason, we will reverse the transaction. Money orders or travelers’ checks will not be accepted in connection with the purchase of a variable product contract. We may reject any application or Purchase Payment for any reason permitted by law. We may also be required to provide additional information about you and your account to government regulators.

The value of an Accumulation Unit in each division varies with the investment experience of the division (which in turn is determined by the investment experience of the corresponding Portfolio). We determine the value by multiplying the value on the immediately preceding valuation date by the net investment factor for the division. The net investment factor takes into account the investment experience of the Portfolio, the deduction for mortality and expense risks we have assumed, and a deduction for any applicable taxes or for any expenses resulting from a substitution of securities. Since you bear the investment risk, there is no guarantee as to the aggregate value of your Accumulation Units. That value may be less than, equal to, or more than the cumulative net purchase payments you have made.

Maturity Date    Purchase Payments under the Contract may be made until the Maturity Date specified in the Contract. You may select any date up to age 98 as the Maturity Date, subject to applicable tax and state law requirements, including the minimum distribution requirements (See “Minimum Distribution Requirements.”)

Access to Your Money

Withdrawals    Contract Owners may withdraw some or all of the Contract Value at any time before the Maturity Date. We will not grant a partial withdrawal that would result in a Contract Value of less than $2,000 remaining; we will treat a request for such a partial withdrawal as a request to surrender the entire Contract. You may instruct us how to allocate your partial withdrawal request among your investments in the Divisions and Guaranteed Interest Fund. If no direction is received, your withdrawal will be deducted proportionately from each of your investments.

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Withdrawals may also be made after the Maturity Date. If Annuity Payments are being made under Variable Income Plan 1, the payee may surrender the Contract and receive the value of the Annuity Units credited to his or her Contract. If Annuity Payments are being made under Variable Income Plan 2 and the payee dies during the certain period (or if both payees die during the certain period of Variable Income Plan 3), the beneficiary may surrender the Contract and receive the withdrawal value of the unpaid payments for the certain period. The withdrawal value is based on the Annuity Unit value on the withdrawal date, with the unpaid payments discounted at the Assumed Investment Rate. (See “Description of Variable Income Plans.”)

We may accept a withdrawal request (including an exchange) in writing, subject to our administrative procedures, which may include the proper completion of certain forms, the provision of appropriate identifying information, and other administrative requirements. We will process your request at the accumulation value next determined only after you have met all administrative requirements. Subject to our administrative procedures and our approval, you may request that a withdrawal be processed (or that a payment plan start) on a future date you specify. Otherwise, we will pay the amount of any withdrawal from the Separate Account within seven days after we receive the request in good order unless the suspension of payments or transfers provision is in effect. You may revoke a request for withdrawal on a specified future date anytime prior to such future date.

If mandated under applicable law, we may be required to block an Owner’s account and thereby refuse to pay any requests for transfer, partial withdrawal, surrender or death benefits, until instructions are received from the appropriate regulator. We may also be required to provide additional information about an Owner and an Owner’s account to government regulators.

Benefits Provided Under The Contracts

Subject to the restrictions noted below, we will pay the death benefits of a Contract in a lump sum or under the payment plans described below. We reserve the right to defer determination of the withdrawal value of the Contracts, or the payment of benefits under a Variable Income Plan, until after the end of any period during which the right to redeem shares of a Portfolio is suspended, or payment of the redemption value is postponed pursuant to the provisions of the Investment Company Act of 1940 (the “Act”) because of one or more of the following: (a) the New York Stock Exchange (“NYSE”) is closed, except for routine closings on holidays or weekends; (b) the Securities and Exchange Commission (“SEC”) has determined that trading on the NYSE is restricted; (c) the SEC permits suspension or postponement and so orders; (d) an emergency exists, as defined by the SEC, so that valuation of the assets of the Funds or disposal of securities they hold is not reasonably practical; or (e) such suspension or postponement is otherwise permitted by the Act.

Amount of the Death Benefit    If the Annuitant dies before the Maturity Date, the death benefit will not be less than the Contract Value next determined after we receive proof of death at our Home Office. If we receive proof of death on or before the close of trading for the New York Stock Exchange (typically 4:00pm Eastern Time), we will determine the Contract Value using same-day pricing. If we receive proof of death after the close of trading on the New York Stock Exchange, we will determine the Contract Value based on the value of the units in the Divisions determined at the close of the next regular trading session of the New York Stock Exchange.

If the Primary Annuitant dies on or after his or her 75th birthday, the death benefit will be equal to the Contract Value (as described in the above paragraph). If the Primary Annuitant dies before his or her 75th birthday, the death benefit, where permitted by state law, will equal the greater of the Contract Value or the amount of Purchase Payments we received, less an adjustment for every withdrawal. For each withdrawal we reduce the minimum death benefit by the percentage of the Contract Value withdrawn. There is no death benefit after Annuity Payments begin. (See “Payment Plans.”)

Guaranteed Minimum Death Benefit Examples

Set forth below are two numerical examples illustrating the effect of a withdrawal from the contract upon the minimum death benefit. The first example shows a hypothetical increase in Contract Value and a hypothetical withdrawal amount; the second shows a hypothetical decrease in Contract Value and a different hypothetical withdrawal amount:

Total Purchase Payments	$50,000	$50,000
Guaranteed Minimum Death Benefit immediately before withdrawal	$50,000	$50,000
Contract Value at the time of withdrawal	$100,000	$40,000
Withdrawal Amount	$25,000	$10,000
Proportionate Adjustment for Withdrawal	($25,000/$100,000) x $50,000 = $12,500	($10,000/$40,000) x $50,000 = $12,500
Guaranteed Minimum Death Benefit immediately after the withdrawal	$50,000 – $12,500 = $37,500	$50,000 – $12,500 = $37,500

An enhanced death benefit (“EDB”) is available at extra cost. The EDB allows an Owner to “lock in” increases in Contract Value as measured on each Contract anniversary date prior to the Primary Annuitant’s 80th birthday, increased by the dollar amount of subsequent Purchase Payments and proportionally reduced for subsequent withdrawals, in determining the death benefit payable. The EDB also guarantees that the death benefit payable under the Contract will never be less than Purchase Payments made under the Contract (adjusted for any withdrawals). The EDB on any Valuation Date equals the greatest of (i) the Contract value on that date, (ii) the amount of Purchase Payments made under the Contract (adjusted for any withdrawals), or (iii) the highest Contract value on any Contract anniversary date prior to the Primary Annuitant’s 80th birthday, increased by any Purchase Payments we received since that Contract anniversary and decreased by the percentage of Contract value withdrawn since that Contract

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anniversary. We deduct the extra cost for the EDB from the Contract Value on each Contract anniversary while the EDB is in effect. (See “Enhanced Death Benefit Charge.”) The EDB is available for issue ages up to 65 and must be elected when the Contract is issued. The EDB will remain in effect until the Maturity Date or the death of the Primary Annuitant or if you ask us to remove it from your Contract. You cannot add it to your Contract again after it has been removed.

Enhanced Death Benefit Examples

Set forth below is a numerical example demonstrating the calculation of the enhanced death benefit (assuming an initial purchase payment of $100,000 with no subsequent purchase payments and no withdrawals):

Contract Anniversary	Contract Value	Enhanced Death Benefit
First	$120,000	$120,000
Second	$130,000	$130,000
Third	$110,000	$130,000

Set forth below is an example showing the calculation of both the death benefit and the enhanced death benefit for a contract with a subsequent purchase payment and a withdrawal (for illustrative purposes, the contract values are hypothetical and no annual fees are taken into account):

Date – Activity	Contract Value	Death Benefit	Enhanced Death Benefit
1/1/2007—$100,000 Initial Purchase Payment	$100,000 (immediately after Purchase Payment)	$100,000	$100,000
1/1/2008—$50,000 Purchase Payment	$120,000 (immediately before Purchase Payment)	$150,000 (i.e., the sum of the two Purchase Payments)	$170,000 (i.e., the highest anniversary account value plus the $50,000 Purchase Payment)
6/1/2008—$20,000 withdrawal	$125,000 (immediately before the withdrawal)	(1 - $20,000/$125,000) x $150,000 = $126,000 (immediately after the withdrawal)	(1 - $20,000/$125,000) x $170,000 = $142,800 (immediately after the withdrawal)

Distribution of the Death Benefit    If the Owner is the Annuitant and the Owner dies before the Maturity Date, the Beneficiary automatically becomes the new Owner and Annuitant, and the Contract continues in force unless the Owner elected a payment plan for the Beneficiary. The Beneficiary may also elect to receive the death benefit in a lump sum or under a payment plan (See “Payment Plans.”) In any event, the Beneficiary must take distributions from the Contract pursuant to the applicable minimum distribution requirements. (See “Minimum Distribution Requirements.”) If the Owner is not the Annuitant and the Annuitant dies before the Maturity Date, the contingent Annuitant automatically becomes the new Annuitant and the Contract continues in force. If no contingent Annuitant is named within 60 days after we receive proof of death of the Annuitant, the death benefit becomes payable to the Owner.

If the Contract continues in force, we will set the Contract Value at an amount equal to the death benefit. If this results in an addition to the Contract Value, we will place the additional amount in the Money Market Division and you may transfer it to the Divisions you choose or to the Guaranteed Interest Fund. (See “Transfers Between Divisions” and “Payment Plans”.)

Payment Plans

Generally    If you decide to begin receiving monthly Annuity Payments from your Contract, you may choose one of three Annuity Payment plans (referred to as “Income Plans”):

(1)	monthly payments for a specified period;

(2)	monthly payments for your life (assuming you are the Annuitant), and you may choose to have payments continue to your Beneficiary for the balance of ten or twenty years if you die sooner; or

(3)	monthly payments for your life and for the life of another person (usually your spouse) selected by you.

These Income Plans are available to you on a variable or fixed basis. The Fixed Income Plans are not described in this prospectus. If you select a Fixed Income Plan, we will cancel any Accumulation Units credited to your Contract, transfer the withdrawal value of the Contract to our General Account, and you will no longer have any interest in the Separate Account. Your interest, if any, in our General Account would also include the value of any amounts allocated to any GIF, plus credited interest, less any withdrawals you have made and any applicable MVA.

A Variable Income Plan means that the amount representing the actuarial liability under the Variable Income Plan will continue to be invested in one or more of the investment choices you select. Your monthly Annuity Payments will vary up or down to reflect continuing investment performance. Under a Variable Income Plan, you bear the entire investment risk, since we make no guarantees of investment return. Accordingly, there is no guarantee of the amount of the variable payments, and you must expect the amount of such

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payments to change from month to month. A Fixed Income Plan, on the other hand, guarantees the amount you will receive each month. For a discussion of tax considerations and limitations regarding the election of Income Plans, see “Federal Income Taxes.”

On the Maturity Date, if you have not elected a permissible Income Plan (i.e., one offered by the Company for your Contract), we will change the Maturity Date to the Contract anniversary nearest the Annuitant’s 98th birthday (if the Maturity Date is not already such date) and, upon that Maturity Date, we will pay the Contract Value in monthly payments for life under a Variable Income Plan with payments certain for ten years, using your investment choices then in effect.

Description of Variable Income Plans    The following Variable Income Plans are available:

1. Installment Income for a Specified Period.    An annuity payable monthly for a specified period of 10 to 30 years during the first five Contract years and over a specified period of 5 to 30 years beginning with the sixth Contract year.

2. Single Life Income with or without Certain Period.    An annuity payable monthly until the payee’s death, or until the expiration of a selected certain period, whichever is later. You may select a certain period of either 10 or 20 years, or you may choose a plan with no certain period. After the payee’s death, we will make any remaining guaranteed payments to the designated beneficiary.

3. Joint and Survivor Life Income with Certain Period.    An annuity payable monthly for a certain period of 10 years and thereafter to two persons for their joint lives. On the death of either payee, payments continue for the remainder of the 10 years certain or the remaining lifetime of the survivor, whichever is longer.

We may limit the election of a Variable Income Plan to one that results in an initial payment of at least $20. A Variable Income Plan will continue even if payments fall to less than $20 after the plan begins. From time to time we may establish Variable Income Plan rates with greater actuarial value than those stated in the Contract and make them available at the time of settlement. We may also make available other plans, with provisions and rates we publish for those plans.

After the effective date of a payment plan which does not involve a life contingency (i.e., Plan 1), a payee may transfer to either form of life annuity (i.e., Plans 2 or 3) at no charge. We will apply the value of the remaining payments to the new plan selected. We will determine the amount of the first annuity payment under the new plan on the basis of the particular plan selected, the annuity payment rate, and the Annuitant’s adjusted age and sex. Subsequent payments will vary to reflect changes in the value of the Annuity Units credited. We may permit other transfers between payment plans, subject to such limitations we may reasonably determine. Generally, however, we permit neither withdrawals from a payment plan involving a life contingency nor transfer to a payment plan that does not involve the same life contingency.

Amount of Annuity Payments    We will determine the amount of the first Annuity Payment on the basis of the particular Variable Income Plan you select, the Annuity Payment rate (i.e., the stream of projected annuity payments based on an actuarial projection of the length of time annuity payments will continue as well as other factors including the assumed investment rate) and, for plans involving life contingencies, the Annuitant’s adjusted age and sex. (A contract with Annuity Payment rates that are not based on sex is also available.) We will calculate the amount of the first Annuity Payment on a basis that takes into account the length of time over which we expect Annuity Payments to continue. The first payment will be lower for an Annuitant who is younger when payments begin, and higher for an Annuitant who is older, if the Variable Income Plan involves life contingencies. The first payment will be lower if the Variable Income Plan includes a longer certain period. Variable Annuity Payments after the first will vary from month to month to reflect the fluctuating value of the Annuity Units credited to your Contract. Annuity Units represent the actuarial interest of a Variable Income Plan’s interest in a Division of the Separate Account after Annuity Payments begin.

Assumed Investment Rate    The variable annuity rate tables for the Contracts are based upon an Assumed Investment Rate of 3 1/2%. Variable Annuity rate tables based upon an Assumed Investment Rate of 5% are also available where permitted by state law.

The Assumed Investment Rate affects both the amount of the first variable payment and the amount by which subsequent payments increase or decrease. The Assumed Investment Rate does not affect the actuarial value of the future payments as of the date when payments begin, though it does affect the actual amount which may be received by an individual Annuitant.

Over a period of time, if each Division achieved a net investment result exactly equal to the Assumed Investment Rate applicable to a particular Variable Income Plan, the amount of Annuity Payments would be level. However, if the Division achieved a net investment result greater than the Assumed Investment Rate, the amount of Annuity Payments would increase. Similarly, if the Division achieved a net investment result smaller than the Assumed Investment Rate, the amount of Annuity Payments would decrease. A higher Assumed Investment Rate will result in a larger initial payment but more slowly rising and more rapidly falling subsequent payments than a lower Assumed Investment Rate.

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Deductions

We will make the following deductions:

Mortality Rate and Expense Risk Charges

Nature and Amount of the Charges    When we determine the value of Accumulation and Annuity Units, we deduct a charge for mortality rate and expense risks we have assumed. We assume, for example, the risk that Annuity Payments will continue for longer periods than anticipated because the Annuitants as a group live longer than expected. We also assume the risk that the charges we make may be insufficient to cover the actual costs we incur in connection with the Contracts. We assume these risks for the duration of the Contract.

The deduction from Accumulation Units and Annuity Units is at a current annual rate of 0.35% of the assets of the Separate Account. Our Board of Trustees may increase or decrease the deduction, but in no event may the deduction exceed an annual rate of 0.75%. We will not increase the deduction for mortality and expense risks for at least five years from the date of this prospectus.

Other Expense Risks    The value of your Contract may reflect a deduction of any reasonable expenses which may result if there were a substitution of other securities for shares of the Portfolios as described under “The Separate Account” and any applicable taxes, (i.e., any tax liability) we have paid or reserved for resulting from the maintenance or operation of a Division of the Separate Account, other than applicable premium taxes which we may deduct directly from considerations. We do not presently anticipate that we will make any deduction for federal income taxes (see “Taxation of Northwestern Mutual”), nor do we anticipate that maintenance or operation of the Separate Account will give rise to any deduction for state or local taxes. However, we reserve the right to charge the appropriate Contracts with their shares of any tax liability which may result under present or future tax laws from the maintenance or operation of the Separate Account or to deduct any such tax liability in the computation of the value of such Contracts. Our right to make deductions for expenses resulting from a substitution of securities may be restricted by the Investment Company Act of 1940.

Contract Fee    On each Contract anniversary prior to the Maturity Date, we make a deduction of $30 for administrative expenses relating to a Contract during the prior year. We make the charge by reducing the number of Accumulation Units credited to the Contract. For purposes of allocating and deducting the annual Contract fee, we consider any investment in the Guaranteed Interest Fund as though it were an investment of the same amount in one of the Separate Account Divisions. We cannot increase this charge. The charge is intended only to reimburse us for our actual administrative expenses. We currently are waiving the charge if the Contract Value on the Contract anniversary is $25,000 or more.

Enhanced Death Benefit Charge    On each Contract anniversary on which the enhanced death benefit is in effect, we deduct from the Contract Value a charge based on the amount of the enhanced death benefit on the Contract Anniversary and the age of the Annuitant when the Contract was issued. The charge is 0.10% of the amount of the enhanced death benefit for issue age 45 or less, 0.20% for issue age 46-55, and 0.40% for issue age 56-65. This charge is for the risks we assume in guaranteeing the enhanced death benefit. We deduct the charge from the Divisions of the Separate Account and the Guaranteed Interest Fund in proportion to the amounts you have invested.

Premium Taxes    The Contract provides for the deduction of applicable premium taxes, if any, from Purchase Payments or from Contract benefits. Various jurisdictions levy premium taxes. Premium taxes presently range from 0% to 3.5% of total Purchase Payments. Many jurisdictions presently exempt from premium taxes annuities such as the Contract. As a matter of current practice, we do not deduct premium taxes from Purchase Payments received under the Contract or from Contract benefits. However, we reserve the right to deduct premium taxes in the future.

Portfolio Expenses and Charges    The expenses borne by the Portfolios in which the assets of the Separate Account are invested are shown in the attached prospectuses for Northwestern Mutual Series Fund, Inc., the Fidelity® VIP Mid Cap Portfolio, and the Russell Investment Funds.

Federal Income Taxes

Qualified and Non-Tax Qualified Plans

We offer the Contract for use under the tax-qualified plans (i.e., contributions are generally not taxable) identified below:

1.	Individual retirement annuities pursuant to the provisions of Section 408 of the Code, including a traditional IRA established under Section 408(b).

2.	Roth IRAs pursuant to the provisions of Section 408A of the Code.

We also offer the Contract for use in non tax-qualified situations (i.e., contributions are taxable).

Contribution Limitations and General Requirements Applicable to Contract

Traditional IRA    If an individual has earned income, the individual and the individual’s spouse are each permitted to

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make a maximum contribution of $4,000 for years 2006 through 2007 and $5,000 in 2008 and the limit is indexed thereafter. The contribution limit is reduced by contributions to any Roth IRAs of the Owner. A catch up contribution of $1,000 per year is allowed for Owners who are age 50 or older. Contributions cannot be made after age 70 1/2. Annual contributions are generally deductible unless the Owner or the Owner’s spouse is an “active participant” in another qualified plan during the taxable year. If the Owner is an “active participant” in a plan, the deduction phases out at an adjusted gross income (“AGI”) of between $50,000—$60,000 for single filers and between $75,000—$85,000 (indexed through 2007) for married individuals filing jointly. If the Owner is not an “active participant” in a plan but the Owner’s spouse is, the Owner’s deduction phases out at an AGI of between $150,000—$160,000. After 2006, federal income tax refunds can be deposited directly into an IRA, subject to the contribution limits.

The Owner may also make tax free rollover and direct transfer contributions to an IRA from the Owner’s other IRAs or tax qualified plans. The surviving spouse can also roll over the deceased Owner’s IRA, tax deferred annuity or qualified plan to the spouse’s own IRA or any other plan in which the spouse participates that accepts rollovers. After 2006, a nonspouse beneficiary also can roll over the deceased owner’s IRA, tax-deferred annuity or qualified plan to an inherited IRA, subject to the after death required minimum distribution rules.

An IRA is nonforfeitable and generally cannot be transferred.

Roth IRA    If an individual has earned income; the individual and the individual’s spouse are each permitted to make a maximum contribution of $4,000 for years 2006 through 2007, $5,000 for 2008 and is indexed thereafter. The contribution limit is reduced by contributions to any traditional IRAs of the Owner. A catch up contribution of $1,000 per year is allowed for Owners who are age 50 or older. The maximum contribution is phased out at an adjusted gross income (“AGI”) of between $95,000 and $110,000 for single filers, between $150,000 and $160,000 for married individuals filing jointly and between $0 and $10,000 for married individuals filing separately. Regular contributions to a Roth IRA are not deductible.

An IRA, SEP or SIMPLE IRA (after two years of participation in a SIMPLE IRA plan) and, after 2007, employer plans may be rolled over or converted to a Roth IRA if the Owner has an AGI of $100,000 or less for the year (not including the rollover amount) and is not married filing a separate tax return. Special valuation rules may apply to the conversion. A rollover to a Roth IRA is fully taxable but is not subject to a 10% premature withdrawal penalty.

Non-Tax Qualified Contract    There are no limitations on who can purchase a non-tax qualified annuity or the amount that can be contributed to the Contract. Contributions to non-tax qualified Contracts are not deductible. For the Contract to qualify as a non-tax qualified annuity, the Contract death proceeds must be distributed to any non-spouse beneficiary either within five years of the Owner’s death or as substantially periodic payments over the beneficiary’s life or life expectancy commencing within one year of the Owner’s death. The surviving spouse is not subject to any distribution requirements.

Taxation of Contract Benefits

For Contracts held by individuals, no tax is payable as a result of any increase in the value of a Contract. Except for qualified distributions from Roth IRAs, Contract benefits will be taxable as ordinary income when received in accordance with Section 72 of the Code.

IRAs    As a general rule, benefits received as Annuity Payments or upon death or withdrawal from these contracts will be taxable as ordinary income when received. However, in 2006 and 2007, IRA owners who have attained age 70 1/2 may make distributions of $100,000 to qualified charities without including the amount in income.

Where nondeductible contributions are made to individual retirement annuities, the Owner may exclude from income that portion of each Annuity Payment which represents the ratio of the Owner’s “investment in the contract” to the Owner’s “expected return” as defined in Section 72, until the entire “investment in the contract” is recovered. Benefits paid in a form other than Annuity Payments will be taxed as ordinary income when received except for that portion of the payment which represents a pro rata return of the employee’s “investment in the contract.” After the Owner attains age 70 1/2, a 50% penalty may be imposed on payments made from individual retirement annuities to the extent the payments are less than certain required minimum amounts. (See “Minimum Distribution Requirements.”) With certain limited exceptions benefits from individual retirement annuity Contracts are subject to the tax-free roll-over provisions of the Code.

A loan transaction, using a Contract purchased under a tax-qualified plan as collateral, will generally have adverse tax consequences. For example, such a transaction destroys the tax status of the individual retirement annuity and results in taxable income equal to the Contract Value.

Roth IRAs    Qualified distributions from a Roth IRA are not taxable. A qualified distribution is a distribution (1) made at least 5 years after the issuance of the Owner’s first Roth IRA, and (2) made after the Owner has attained age 59 1/2, made to a beneficiary after the Owner’s death, attributable to the Owner being disabled, or used to pay acquisition expenses of a qualified first time home purchase. A nonqualified distribution is taxable as ordinary income only to the extent it exceeds the “investment in the contract” as defined in Section 72. Distributions are not required to be made from a Roth IRA before the Owner’s death.

A withdrawal from a Roth IRA of part or all of an IRA rollover contribution within 5 years of the rollover is subject to a 10% premature withdrawal penalty (unless an exception applies). Rollover contributions are treated as withdrawn after regular contributions for this purpose.

A regular or conversion contribution to a Roth IRA can be recharacterized to an IRA in a trustee-to-trustee transfer

Account A (Fee Based) Prospectus

provided the transfer includes the net income or loss allocable to the contribution and is completed by the due date for filing the Owner’s federal income tax return for the year the contribution was made. The recharacterized amount will be treated for tax purposes as originally made from the IRA. Recharacterized amounts can be reconverted to a Roth IRA once each calendar year. Benefits from a Roth IRA can be rolled over or transferred directed only to another Roth IRA.

Nonqualified Contracts    Benefits received as Annuity Payments from non-tax qualified Contracts will be taxable as ordinary income to the extent they exceed that portion of each payment which represents the ratio of the Owner’s “investment in the contract” to the Owner’s “expected return” as defined in Section 72, until the entire “investment in the contract” is recovered. Benefits received in a lump sum from these Contracts will be taxable as ordinary income to the extent they exceed the “investment in the contract.” A partial withdrawal or collateral assignment prior to the Maturity Date will result in the receipt of gross income by the Owner to the extent that the amounts withdrawn or assigned do not exceed the excess (if any) of the total value of Accumulation Units over total purchase payments paid under the Contract less any amounts previously withdrawn or assigned. Thus, any investment gains reflected in the Contract Values are considered to be withdrawn first and are taxable as ordinary income. Investment gains will be determined by aggregating all non-tax qualified deferred Contracts we issue to the Owner during the same calendar year.

One or more non-tax qualified Contracts can be wholly or partially exchanged for one or more other annuity contracts under Section 1035 of the Code without recognition of gain or loss. Withdrawals taken within 24 months after partial exchange, however, may be subject to special tax rules. Certain nonqualified Contracts not held by individuals, such as Contracts purchased by corporate employers in connection with deferred compensation plans, will not be taxed as annuity Contracts and increases in the value of the Contracts will be taxable in the year earned.

Premature Withdrawals    A penalty tax will apply to premature payments of Contract benefits. A penalty tax of 10% of the amount of the payment which is includible in income will be imposed on non-exempt withdrawals under individual retirement annuities, Roth IRAs, and nonqualified deferred annuities. Payments which are exempt from the penalty tax include payments upon disability, after age 59 1/2 and for certain substantially equal periodic payments for life. Additional exceptions for certain large medical expenses, reimbursement of health insurance premiums paid while the Owner was unemployed, qualified education expenses and first time home purchases apply to IRAs and Roth IRAs.

Minimum Distribution Requirements    All of the Contracts are required to satisfy some form of minimum distribution requirement. A 50% excise tax applies for each violation of these requirements (except under nonqualified Contracts).

1. IRAs    As a general rule, the Owner of these Contracts is required to take certain distributions during the Owner’s life and the beneficiary designated by the Owner is required to take the balance of the Contract Value within certain specified periods following the Owner’s death.

The Owner must take the first required distribution by the “required beginning date” and subsequent required distributions by December 31 of that year and each year thereafter. Payments must be made according to the Uniform Lifetime Table provided in IRS regulations, which calculates life expectancy of the Owner and an assumed beneficiary who is ten years younger. The required beginning date for IRAs is April 1 of the calendar year following the calendar year the Owner attains age 70 1/2.

Upon the death of the Owner, the Owner’s beneficiary must take distributions under one of two main rules: (1) the life expectancy rule, or (2) the five year rule.

(1) Life Expectancy Rule:    A beneficiary may take distributions based on the beneficiary’s life or life expectancy. Generally, distributions must commence by December 31 of the year following the year of the Owner’s death. (See below for exception for spouse beneficiary.)

(2) Five Year Rule:    If the Owner dies before the required beginning date, a beneficiary may elect to withdraw the entire account balance over five years, completing distribution no later than December 31 of the year containing the fifth anniversary of the Owner’s death.

If the Owner dies on or after the required beginning date, a minimum distribution must be made for the year of death, to the extent not already paid to the Owner.

Spousal Exceptions:    If the designated beneficiary is the Owner’s spouse elects the life expectancy rule, distributions do not need to begin until December 31 of the year following the year of the Owner’s death or, if later, by the end of the year the Owner would have attained age 70 1/2. Alternatively, the spouse may roll over the Contract into an IRA owned by the spouse or to any other plan in which the spouse participates that accepts rollovers. The spouse may then defer distributions until the spouse’s own required beginning date.

2. Roth IRAs    The Owner of a Roth IRA is not required to take required minimum distributions during the Owner’s lifetime. However, after the Owner’s death, the beneficiary designated by the Owner is required to take distributions pursuant to the minimum distribution requirements discussed above.

3. Nonqualified Contracts    The Owner of a non-tax qualified Contract is not required to take required minimum distributions during the Owner’s lifetime. However, the designated beneficiary is required to take distributions pursuant to rules similar to the at death minimum distribution requirements for IRAs, except that (i) the first minimum distribution is due within 12 months of the Owner’s death, instead of by December 31 of the calendar year following the year of death and (ii) the surviving spouse is not required to take any distributions during her lifetime.

Account A (Fee Based) Prospectus

Taxation of Northwestern Mutual

We may charge the appropriate Contracts with their shares of any tax liability which may result from the maintenance or operation of the Divisions of the Separate Account. We are currently making no charge. (See “Deductions.”)

Other Considerations

You should understand that the tax rules for annuities are complex and cannot be readily summarized. The foregoing discussion does not address special rules applicable in many situations, rules governing Contracts issued or purchase payments made in past years, current legislative proposals, or state or other law. This tax discussion is intended for the promotion of Northwestern Mutual Life products. It does not constitute legal or tax advice, and is not intended to be used and cannot be used to avoid any penalties that may be imposed on a taxpayer. Taxpayers should seek advice based on their particular circumstances from an independent tax advisor. Before you purchase a Contract, we advise you to consult qualified tax counsel.

Contract Owner Services

Automatic Dollar-Cost Averaging    The Dollar-Cost Averaging Plan is an investment strategy designed to reduce the investment risks associated with market fluctuations. The strategy spreads the allocation of money (expressed in whole percentages and in amounts of at least $100) into the Divisions over a period of time by systematically and automatically transferring, on a monthly, quarterly, semi-annual, or annual basis, specified dollar amounts from the Money Market Division in the other Division(s). This allows you to potentially reduce the risk of investing most of your Purchase Payments into the Divisions at a time when prices are high. Transfers will end either when the amount in the Money Market Division is depleted or when you notify us to stop such transfers, whichever is earlier. There is no charge for the Dollar-Cost Averaging Plan. We reserve the right to modify or terminate the Dollar-Cost Averaging Plan at any time.

Dollar cost averaging does not assure a profit or protect against loss in a declining market. Carefully consider your willingness to continue payments during periods of low prices.

Electronic Funds Transfer (EFT)    Another convenient way to invest using the dollar-cost averaging approach is through our EFT Plan. These automatic withdrawals allow you to add to the Division(s) within your Contract on a regular monthly basis through payments drawn directly on your checking account. There is no charge for the EFT service.

A program of regular investing cannot assure a profit or protect against loss in a declining market.

Systematic Withdrawal Plan    You can arrange to have regular amounts of money sent to you while your Contract is still in the accumulation phase. Our Systematic Withdrawal Plan allows you to automatically redeem Accumulation Units to generate monthly payments. The withdrawals may be taken either proportionately from each investment option or from specific investment options you designate. Systematic withdrawals continue until at least one of the following occurs: (1) the amount in any of the selected investment options is depleted; (2) less than 100 Accumulation Units remain in the Contract; (3) a systematic withdrawal plan terminates; or (4) you terminate systematic withdrawals. You may have to pay income taxes and tax penalties on amounts you receive. There is no charge for the Systematic Withdrawal Plan service. We reserve the right to modify or terminate this Systematic Withdrawal Plan at any time.

Automatic Required Minimum Distributions (RMD)    For IRAs, you can arrange for annual required minimum distributions to be sent to you automatically once you turn age 70 1/2.

Portfolio Rebalancing    To help you maintain your asset allocation over time, we offer a rebalancing service. This will automatically readjust your current investment option allocations, on a periodic basis (i.e., monthly, quarterly, semi-annually, or annually), back to the allocation percentages you have selected. There is no charge for this Portfolio Rebalancing feature. We reserve the right to modify or terminate this Portfolio Rebalancing feature at any time.

Only Contracts with accumulation values of $10,000 or more are eligible. Portfolio rebalancing may only be used with the variable, not the fixed, investment options.

A program of regular investing cannot assure a profit or protect against loss in a declining market.

Interest Sweeps    If you select this service, we will automatically sweep or transfer interest from the Guaranteed Interest Fund (“GIF”) to any combination of Divisions. Interest earnings can be swept monthly, quarterly, semi-annually, or annually. Transfers (which must be expressed in whole percentages) will end either on a date you specify or when the amount of interest being transferred is less than $25, whichever is earlier.

Only contracts with $10,000 or more in the GIF are eligible. The amount and timing restrictions that ordinarily apply to transfers between the GIF and the investment Divisions do not apply to interest sweeps. The GIF is NOT available in the state of MA or NY.

Owner Inquiries    Get up-to-date information about your Contract at your convenience with your Contract number and your Personal Identification Number (PIN). Call Northwestern Mutual Express toll-free at 1-800-519-4665 to review contract

Account A (Fee Based) Prospectus

values and unit values, transfer among investment options, change the allocation and obtain Division performance information. You can also visit our website (www.nmfn.com) to access Fund performance information, forms for routine service, and daily unit values for Contracts you own with your User ID and password. Eligible Owners may also transfer invested assets among Divisions and change the allocation of future contributions online. For enrollment information, please contact us at 1-888-455-2232.

Householding    To reduce costs, we now send only a single copy of prospectuses and reports to each consenting household (rather than sending copies to each Owner residing in a household). If you are a member of such a household, you can revoke your consent to “householding” at any time, and can begin receiving your own copy of prospectuses and reports by calling us at 1-888-455-2232.

Additional Information

The Distributor    We sell the Contracts through our Network Representatives who also are registered representatives of Northwestern Mutual Investment Services, LLC (“NMIS”). NMIS, our wholly-owned company, was organized under Wisconsin law in 1998 and is located at 611 East Wisconsin Avenue, Milwaukee, Wisconsin 53202. NMIS is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers. NMIS is the principal underwriter of the Contracts, and has entered into a Distribution Agreement with us. Although NMIS does not receive commissions on the sales of Contracts, it does receive fees in lieu of commissions for brokerage services provided to Contract Owners based in part on the value of Contract assets held for their benefit by NMIS. The Contracts are offered to purchasers who pay periodic asset-based fees to NMIS in lieu of brokerage commissions. NMIS will pay all or a portion of these asset-based fees to its registered representatives who sell the Contracts and provide services to the Owners. The Contracts are currently available exclusively through NMIS and our Network Representatives, and cannot be held with or transferred to a representative registered with an unaffiliated broker-dealer.

Because registered representatives of the Distributor are also our appointed agents, they are eligible for various cash benefits, such as bonuses, insurance benefits, and non-cash compensation programs that we offer, such as conferences, achievement recognition, prizes, and awards. In addition, Distributor's registered representatives who meet certain productivity, persistency and length of service standards and/or their managers may be eligible for additional compensation. Sales of the Contracts may help registered representatives and/or their managers qualify for such benefits. Certain of the Distributor's registered representatives and managers may receive other payments from us for the recruitment and training of personnel, production of promotional literature and similar services. Commissions and other incentives and payments described above are not charged directly to Owners or to the Separate Account. We intend to recoup sales expenses through fees and charges deducted under the Contract.

We receive compensation from certain investment advisers and/or administrators (and/or affiliates thereof) of the Funds in connection with administrative and record-keeping services we provide to the Funds. Such compensation may range up to 0.10% and is based on assets of the particular Portfolios attributable to the Contract. Some advisers or administrators may pay us more than others. NMIS, our wholly owned broker-dealer, also receives 12b-1 fees deducted from certain Funds’ Portfolio assets and additional payments from the Funds’ distributors or their affiliates for providing certain distribution-related services for those Portfolios. For additional information, see the prospectuses of the underlying Funds.

The Separate Account    We established the NML Variable Annuity Account A (the “Separate Account”) on February 14, 1968 by action of our Board of Trustees in accordance with the provisions of the Wisconsin insurance law. The Separate Account is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940.

You may allocate the money you invest under your Contract among the variable and fixed options described elsewhere in this prospectus. Each variable option is a Division of the Separate Account, which corresponds to one of the Portfolios of the Funds also described elsewhere in this prospectus. Under Wisconsin law, the investment operations of the Separate Account are kept separate from our other operations. The values for your Contract supported by the Separate Account will not be affected by income, gains, or losses from the rest of our business. The income, gains or losses, realized or unrealized, for the assets we place in the Separate Account for your Contract will determine the value of your Contract benefits supported by the Separate Account, and will not affect the rest of our business. The assets in the Separate Account are reserved for you and other owners of variable annuity contracts, although the assets belong to us and we do not hold the assets as a trustee. While we and our creditors cannot reach the assets of the Separate Account to satisfy other obligations until our obligations under your Contract have been satisfied, all of our assets (except those we hold in certain other separate accounts) are available to satisfy our obligations under your Contract. The obligations under the variable annuity contracts are obligations of the Company as depositor.

When permitted by law and subject to any required regulatory approvals or votes by Contract Owners, we reserve the right to:

•	Operate the Separate Account or a Division as either a unit investment trust or a management company under the

Account A (Fee Based) Prospectus

Investment Company Act of 1940, or in any other form allowed by law, if deemed by the Company to be in the best interest of Contract Owners.

•	Invest current and future assets of a Division in securities of another Fund as a substitute for shares of a Fund already purchased or to be purchased.

•	Register or deregister the Separate Account under the Investment Company Act of 1940 or change its classification under that Act.

•	Create new separate accounts.

•	Combine the Separate Account with any other separate account.

•	Transfer the assets and liabilities of the Separate Account to another separate account.

•	Add, delete or make substitutions for the securities and other assets that are held or purchased by the Separate Account.

•	Terminate and/or liquidate the Separate Account.

•	Restrict or eliminate any voting rights of Contract Owners or other persons who have voting rights as to the Separate Account.

•	Make any changes to the Separate Account to conform with, or required by any change in, federal tax law, the Investment Company Act of 1940 and regulations promulgated thereunder, or any other applicable federal or state laws.

In the event that we take any of these actions, we may make an appropriate endorsement of your Contract and take other actions to carry out what we have done.

Dividends    The Contracts share in our divisible surplus, to the extent we determine annually, except while payments are being made under a Variable Income Plan. Distributions of divisible surplus are commonly referred to as “dividends.” Any contributions to our divisible surplus would result from more favorable expense experience than we have assumed in determining the deductions. We do not expect the Contracts to make a significant contribution to our divisible surplus and we do not expect to pay dividends on the Contracts, except on certain fixed installment income plans.

Voting Rights    As long as the Separate Account continues to be registered as a unit investment trust under the Investment Company Act of 1940, and as long as Separate Account assets of a particular Division are invested in shares of a given Portfolio, we will vote the shares of that Portfolio held in the Separate Account in accordance with instructions we receive from (i) the Owners of Accumulation Units supported by assets of that Division; and (ii) the payees receiving payments under Variable Income Plans supported by assets of that Division. Each Owner or payee will receive periodic reports relating to the Portfolios, proxy material and a form with which to give instructions with respect to the proportion of shares of the Portfolio held in the Account corresponding to the Accumulation Units credited to his Contract, or the number of shares of the Portfolio held in the Account representing the actuarial liability under the Variable Income Plan, as the case may be. The number of shares will increase from year to year as additional purchase payments are made by the Contract Owner; after a Variable Income Plan is in effect, the number of shares will decrease from year to year as the remaining actuarial liability declines. We will vote shares for which no instructions have been received and shares held in our General Account in the same proportion as the shares for which instructions have been received from Contract Owners and payees. Because of this proportional voting requirement, it is possible that a small number of Contract Owners and payees could determine the outcome of a particular vote.

Legal Proceedings    Northwestern Mutual, like other life insurance companies, is ordinarily involved in litigation. Although the outcome of any litigation cannot be predicted with certainty, we believe that, as of the date of this prospectus, there are no pending or threatened lawsuits that will have a materially adverse impact on the ability of Northwestern Mutual to meet its obligations under the Contract, on the Separate Account, or on NMIS and its ability to perform its duties as underwriter for the Separate Account.

Table of Contents for Statement of Additional Information

Account A (Fee Based) Prospectus

TO: The Northwestern Mutual Life Insurance Company

Investment Products & Services Department

Room W04SE

720 East Wisconsin Avenue

Milwaukee, WI 53202

Please send a Statement of Additional Information for the NML Variable Annuity Account A, Flexible Payment Variable Annuity (Fee Based) to:

Name

Address

City                                                                                                                                  State                           Zip

The Northwestern Mutual

Life Insurance Company • Milwaukee, WI

www.northwesternmutual.com

90-2317 (0906)

PO BOX 3095

MILWAUKEE WI 53201-3095

STATEMENT OF ADDITIONAL INFORMATION

September     , 2006

INDIVIDUAL FLEXIBLE PAYMENT VARIABLE ANNUITY (Fee Based)

An individual flexible payment variable annuity contract (the “Contract”) for Individual Retirement

Annuities (“IRAs”), Roth IRAs and Non-Tax Qualified Annuities

and Non-Qualified Plans offered to purchasers who pay periodic fees for brokerage/advisory services instead of sales charges.

Issued by The Northwestern Mutual Life Insurance Company

and

NML Variable Account A

This Statement of Additional Information (“SAI”) is not a prospectus, but supplements and should be read in conjunction with the prospectus for the Contract identified above and dated the same date as this SAI. A copy of the prospectus may be obtained by writing The Northwestern Mutual Life Insurance Company, Investment Products and Services Department, Room W04SE, 720 East Wisconsin Avenue, Milwaukee, Wisconsin 53202, calling telephone number 1-888-455-2232, or visiting the website www.nmfn.com.

269229 Account A Fee Based

DISTRIBUTION OF THE CONTRACT

Northwestern Mutual Investment Services, LLC (“NMIS”) is the distributor of the Contract and is considered the principal underwriter of the Contract. NMIS is a wholly-owned company of Northwestern Mutual. NMIS may enter into selling agreements with other affiliated and unaffiliated broker-dealers to distribute the Contract. The offering will be continuous. Because the offering has not commenced, no underwriting commissions or fees in lieu of commissions have been paid to or retained by NMIS, nor has any compensation been paid to other underwriters or broker-dealers.

DETERMINATION OF ANNUITY PAYMENTS

The following discussion of the method for determining the amount of monthly annuity payments under a variable payment plan is intended to be read in conjunction with these sections of the prospectus for the Contracts: “Variable Payment Plans,” including “Description of Payment Plans,” “Amount of Annuity Payments,” and “Assumed Investment Rate”; “Dividends”; “Net Investment Factor”; and “Deductions.”

Amount of Annuity Payments The amount of the first annuity payment under a variable Payment Plan will be determined on the basis of the particular Payment Plan selected, the annuity payment rate and, for plans involving life contingencies, the Annuitant’s adjusted age and sex. The amount of the first payment is the sum of the payments from each Division of the Account determined by applying the appropriate annuity payment rate to the product of the number of Accumulation Units in the Division on the effective date of the Payment Plan and the Accumulation Unit value for the Division on that date. Annuity rates currently in use are based on the 1983 a Table with Projection Scale G and age adjustment.

Variable annuity payments after the first will vary from month to month and will depend upon the number and value of Annuity Units credited to the Annuitant. After the effective date of a Payment Plan a Contract will not share in the divisible surplus of Northwestern Mutual.

The number of Annuity Units in each Division is determined by dividing the amount of the first annuity payment from the Division by the value of an Annuity Unit on the effective date of the Payment Plan. The number of Annuity Units thus credited to the Annuitant in each Division remains constant throughout the annuity period. However, the value of Annuity Units in each Division will fluctuate with the investment experience of the Division.

The amount of each variable annuity payment after the first is the sum of payments from each Division determined by multiplying this fixed number of Annuity Units each month by the value of an Annuity Unit for the Division on (a) the fifth valuation date prior to the payment due date if the payment due date is a valuation date, or (b) the sixth valuation date prior to the payment due date if the payment due date is not a valuation date. To illustrate, if a payment due date falls on a Friday, Saturday or Sunday, the amount of the payment will normally be based upon the Annuity Unit value calculated on the preceding Friday. The preceding Friday would be the fifth valuation date prior to the Friday due date, and the sixth valuation date prior to the Saturday or Sunday due dates.

Annuity Unit Value The value of an Annuity Unit for each Division is established at $1.00 as of the date operations begin for that Division. The value of an Annuity Unit on any later date varies to reflect the investment experience of the Division, the Assumed Investment Rate on which the annuity rate tables are based, and the deduction for mortality rate and expense risks assumed by Northwestern Mutual.

The Annuity Unit value for each Division on any valuation date is determined by multiplying the Annuity Unit value on the immediately preceding valuation date by two factors: (a) the net investment factor for the current period for the Division; and (b) an adjustment factor to neutralize the Assumed Investment Rate used in calculating the annuity rate tables.

Illustrations of Variable Annuity Payments To illustrate the manner in which variable annuity payments are determined consider this example. Item (4) in the example shows the applicable monthly payment rate for a male, adjusted age 65, who has elected a life annuity Payment Plan with a certain period of 10 years with an Assumed Investment Rate of 3-1/2% (Plan 2, as described in the prospectus). The example is for a Contract with sex-distinct rates.

(1)	Assumed number of Accumulation Units in Balanced Division on maturity date	25,000

(2)	Assumed Value of an Accumulation Unit in Balanced Division at maturity	$2.000000

(3)	Cash Value of Contract at maturity, (1) X (2)	$50,000

(4)	Assumed applicable monthly payment rate per $1,000 from annuity rate table	$5.35

(5)	Amount of first payment from Balanced Division, (3) X (4) divided by $1,000	$267.50

(6)	Assumed Value of Annuity Unit in Balanced Division at maturity	$1.500000

(7)	Number of Annuity Units credited in Balanced Division, (5) divided by (6)	178.33

The $50,000 value at maturity provides a first payment from the Balanced Division of $267.50, and payments thereafter of the varying dollar value of 178.33 Annuity Units. The amount of subsequent payments from the Balanced Division is determined by multiplying 178.33 units by the value of an Annuity Unit in the Balanced Division on the applicable valuation date. For example, if that unit value is $1.501000, the monthly payment from the Division will be 178.33 multiplied by $1.501000, or $267.68.

However, the value of the Annuity Unit depends entirely on the investment performance of the Division. Thus in the example above, if the net investment rate for the following month was less than the Assumed Investment Rate of 3-1/2%, the Annuity Unit would decline in value. If the Annuity Unit value declined to $1.499000 the succeeding monthly payment would then be 178.33 X $1.499000, or $267.32.

For the sake of simplicity the foregoing example assumes that all of the Annuity Units are in the Balanced Division. If there are Annuity Units in two or more Divisions, the annuity payment from each Division is calculated separately, in the manner illustrated, and the total monthly payment is the sum of the payments from the Divisions.

VALUATION OF ASSETS OF THE SEPARATE ACCOUNT

The value of Portfolio shares held in each Division of the Account at the time of each valuation is the redemption value of such shares at such time. If the right to redeem shares of a Portfolio has been suspended, or payment of redemption value has been postponed, for the sole purpose of computing annuity payments the shares held in the Account (and Annuity Units) may be valued at fair value as determined in good faith by the Board of Trustees of Northwestern Mutual.

EXPERTS

The financial statements of the Account, and the related notes and report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, included in this Statement of Additional Information and the financial statements of Northwestern Mutual, and the related notes and report of PricewaterhouseCoopers LLP included in this Statement of Additional Information are so included in reliance on the reports of PricewaterhouseCoopers LLP, given on the authority of said firm as experts in auditing and accounting. PricewaterhouseCoopers LLP provides audit services for the Account. The address of PricewaterhouseCoopers LLP is 100 East Wisconsin Avenue, Suite 1800, Milwaukee, Wisconsin 53202.

NML VARIABLE ANNUITY ACCOUNT A

Financial Statements for Period Ending

December 31, 2005

NML Variable Annuity Account A

Statements of Assets and Liabilities

December 31, 2005

(in thousands, except accumulation unit values)

	Small Cap Growth Stock	T. Rowe Price Small Cap Value	Aggressive Growth Stock	International Growth
Assets:
Investments, at value (1) (2)
Northwestern Mutual Series Fund, Inc.	$15,844	$8,689	$48,248	$6,141
Fidelity Variable Insurance Products Fund III	—	—	—	—
Russell Investment Funds	—	—	—	—
Due from Northwestern Mutual Life Insurance Company	2	1	—	—

Total Assets	15,846	8,690	48,248	6,141

Due to Northwestern Mutual Life Insurance Company	—	—	2	—
Due to Participants	—	—	—	—

Total Liabilities	—	—	2	—

Total Net Assets	$15,846	$8,690	$48,246	$6,141

Net Assets:
Variable Annuity Contracts Issued:
Prior to December 17, 1981
Accumulation Units (3)	$226	$426	$1,024	$161
Annuity Reserves	—	—	50	—
After December 16, 1981 and Prior to March 31, 1995
Accumulation Units (4)	8,025	5,129	29,664	2,897
Annuity Reserves	162	14	106	63
On or After March 31, 1995 and Prior to March 31, 2000 - Front Load Version
Accumulation Units (5)	817	413	1,660	520
Annuity Reserves	—	—	68	—
On or After March 31, 1995 and Prior to March 31, 2000 - Back Load Version
Accumulation Units (6)	4,076	1,292	12,141	993
Annuity Reserves	2	—	2	—
On or After March 31, 2000 - Front Load Version
Accumulation Units (7)	254	146	169	152
Annuity Reserves	—	—	—	—
On or After March 31, 2000 - Back Load Version
Class A Accumulation Units (8)	57	23	356	118
Class B Accumulation Units (9)	2,227	1,247	3,006	1,237
Annuity Reserves	—	—	—	—

Total Net Assets	$15,846	$8,690	$48,246	$6,141

(1) Investments, at cost	$11,786	$7,561	$47,240	$5,344
(2) Shares Outstanding	6,262	5,305	14,629	4,160
(3) Accumulation Unit Value	$2.606684	$1.677900	$5.485431	$1.532315
Units Outstanding	87	254	187	105
(4) Accumulation Unit Value	$2.521099	$1.641244	$5.087495	$1.498861
Units Outstanding	3,183	3,126	5,831	1,933
(5) Accumulation Unit Value	$2.667734	$1.703785	$2.634839	$1.555979
Units Outstanding	306	242	630	334
(6) Accumulation Unit Value	$2.521099	$1.641244	$5.087495	$1.498861
Units Outstanding	1,617	787	2,386	662
(7) Accumulation Unit Value	$1.216920	$1.696385	$0.839995	$1.549220
Units Outstanding	208	86	201	99
(8) Accumulation Unit Value	$1.216920	$1.696385	$0.839995	$1.549220
Units Outstanding	47	14	424	76
(9) Accumulation Unit Value	$2.521099	$1.641244	$5.087495	$1.498861
Units Outstanding	883	759	591	825

The Accompanying Notes are an Integral Part of the Financial Statements

NML Variable Annuity Account A

Statements of Assets and Liabilities

December 31, 2005

(in thousands, except accumulation unit values)

	Franklin Templeton International Equity	AllianceBernstein Mid Cap Value	Index 400 Stock	Janus Capital Appreciation
Assets:
Investments, at value (1) (2)
Northwestern Mutual Series Fund, Inc.	$36,607	$1,455	$13,890	$3,364
Fidelity Variable Insurance Products Fund III	—	—	—	—
Russell Investment Funds	—	—	—	—
Due from Northwestern Mutual Life Insurance Company	1	—	4	1

Total Assets	36,608	1,455	13,894	3,365

Due to Northwestern Mutual Life Insurance Company	—	—	—	—
Due to Participants	—	—	—	—

Total Liabilities	—	—	—	—

Total Net Assets	$36,608	$1,455	$13,894	$3,365

Net Assets:
Variable Annuity Contracts Issued:
Prior to December 17, 1981
Accumulation Units (3)	$908	$18	$358	$417
Annuity Reserves	—	—	—	—
After December 16, 1981 and Prior to March 31, 1995
Accumulation Units (4)	23,916	790	6,325	1,428
Annuity Reserves	185	9	367	120
On or After March 31, 1995 and Prior to March 31, 2000 - Front Load Version
Accumulation Units (5)	1,579	166	669	178
Annuity Reserves	22	—	—	—
On or After March 31, 1995 and Prior to March 31, 2000 - Back Load Version
Accumulation Units (6)	6,924	229	3,351	630
Annuity Reserves	1	—	5	—
On or After March 31, 2000 - Front Load Version
Accumulation Units (7)	285	6	319	67
Annuity Reserves	—	—	—	—
On or After March 31, 2000 - Back Load Version
Class A Accumulation Units (8)	55	21	198	125
Class B Accumulation Units (9)	2,733	216	2,302	400
Annuity Reserves	—	—	—	—

Total Net Assets	$36,608	$1,455	$13,894	$3,365

(1) Investments, at cost	$30,229	$1,414	$10,904	$3,053
(2) Shares Outstanding	20,203	1,003	8,979	2,069
(3) Accumulation Unit Value	$2.991857	$1.633473	$1.884064	$1.645662
Units Outstanding	303	11	190	254
(4) Accumulation Unit Value	$2.808145	$1.611849	$1.822214	$1.623859
Units Outstanding	8,516	489	3,471	879
(5) Accumulation Unit Value	$2.525906	$1.648664	$1.928160	$1.660941
Units Outstanding	626	101	347	107
(6) Accumulation Unit Value	$2.808145	$1.611849	$1.822214	$1.623859
Units Outstanding	2,466	142	1,839	388
(7) Accumulation Unit Value	$1.289348	$1.644335	$1.512499	$1.656560
Units Outstanding	221	4	211	41
(8) Accumulation Unit Value	$1.289348	$1.644335	$1.512499	$1.656560
Units Outstanding	43	13	131	75
(9) Accumulation Unit Value	$2.808145	$1.611849	$1.822214	$1.623859
Units Outstanding	973	134	1,263	247

The Accompanying Notes are an Integral Part of the Financial Statements

NML Variable Annuity Account A

Statements of Assets and Liabilities

December 31, 2005

(in thousands, except accumulation unit values)

	Growth Stock	Large Cap Core Stock	Capital Guardian Domestic Equity	T. Rowe Price Equity Income	Index 500 Stock
Assets:
Investments, at value (1) (2)
Northwestern Mutual Series Fund, Inc.	$22,251	$14,140	$7,309	$3,290	$74,070
Fidelity Variable Insurance Products Fund III	—	—	—	—	—
Russell Investment Funds	—	—	—	—	—
Due from Northwestern Mutual Life Insurance Company	—	2	1	1	12

Total Assets	22,251	14,142	7,310	3,291	74,082

Due to Northwestern Mutual Life Insurance Company	—	1	—	—	—
Due to Participants	—	15	—	—	8
Total Liabilities	—	16	—	—	8

Total Net Assets	$22,251	$14,126	$7,310	$3,291	$74,074

Net Assets:
Variable Annuity Contracts Issued:
Prior to December 17, 1981
Accumulation Units (3)	$619	$171	$94	$288	$14,389
Annuity Reserves	—	178	—	—	550
After December 16, 1981 and Prior to March 31, 1995
Accumulation Units (4)	10,978	7,784	4,011	1,849	36,315
Annuity Reserves	21	252	94	79	1,283
On or After March 31, 1995 and Prior to March 31, 2000 - Front Load Version
Accumulation Units (5)	962	450	700	181	1,901
Annuity Reserves	19	115	—	—	70
On or After March 31, 1995 and Prior to March 31, 2000 - Back Load Version
Accumulation Units (6)	6,428	3,924	908	446	13,521
Annuity Reserves	—	1	—	—	2
On or After March 31, 2000 - Front Load Version
Accumulation Units (7)	188	166	136	104	425
Annuity Reserves	—	—	—	—	—
On or After March 31, 2000 - Back Load Version
Class A Accumulation Units (8)	109	32	101	26	362
Class B Accumulation Units (9)	2,927	1,053	1,266	318	5,256
Annuity Reserves	—	—	—	—	—

Total Net Assets	$22,251	$14,126	$7,310	$3,291	$74,074

(1) Investments, at cost	$21,439	$13,761	$6,865	$3,259	$64,039
(2) Shares Outstanding	10,526	11,572	6,451	2,472	24,923
(3) Accumulation Unit Value	$2.681914	$2.229337	$1.264720	$1.454076	$4.498618
Units Outstanding	231	77	74	198	3,198
(4) Accumulation Unit Value	$2.529872	$2.102957	$1.237056	$1.434821	$4.172416
Units Outstanding	4,338	3,701	3,242	1,289	8,704
(5) Accumulation Unit Value	$2.560389	$2.127635	$1.284256	$1.467592	$2.848747
Units Outstanding	376	211	545	123	667
(6) Accumulation Unit Value	$2.529872	$2.102957	$1.237056	$1.434821	$4.172416
Units Outstanding	2,541	1,866	734	311	3,241
(7) Accumulation Unit Value	$0.829993	$0.833720	$1.278681	$1.463736	$0.886007
Units Outstanding	227	200	106	71	480
(8) Accumulation Unit Value	$0.829993	$0.833720	$1.278681	$1.463736	$0.886007
Units Outstanding	131	39	79	18	409
(9) Accumulation Unit Value	$2.529872	$2.102957	$1.237056	$1.434821	$4.172416
Units Outstanding	1,157	501	1,024	221	1,260

The Accompanying Notes are an Integral Part of the Financial Statements

NML Variable Annuity Account A

Statements of Assets and Liabilities

December 31, 2005

(in thousands, except accumulation unit values)

	Asset Allocation	Balanced	High Yield Bond	Select Bond	Money Market
Assets:
Investments, at value (1) (2)
Northwestern Mutual Series Fund, Inc.	$10,181	$165,993	$5,918	$28,450	$14,792
Fidelity Variable Insurance Products Fund III	—	—	—	—	—
Russell Investment Funds	—	—	—	—	—
Due from Northwestern Mutual Life Insurance Company	—	24	—	2	1

Total Assets	10,181	166,017	5,918	28,452	14,793

Due to Northwestern Mutual Life Insurance Company	—	—	—	—	—
Due to Participants	—	300	—	5	—

Total Liabilities	—	300	—	5	—

Total Net Assets	$10,181	$165,717	$5,918	$28,447	$14,793

Net Assets:
Variable Annuity Contracts Issued:
Prior to December 17, 1981
Accumulation Units (3)	$97	$9,666	$154	$3,617	$1,302
Annuity Reserves	—	1,546	—	47	40
After December 16, 1981 and Prior to March 31, 1995
Accumulation Units (4)	5,289	125,973	2,889	14,450	7,780
Annuity Reserves	—	4,094	47	474	261
On or After March 31, 1995 and Prior to March 31, 2000 - Front Load Version
Accumulation Units (5)	1,012	2,240	426	1,536	604
Annuity Reserves	—	179	—	24	—
On or After March 31, 1995 and Prior to March 31, 2000 - Back Load Version
Accumulation Units (6)	1,512	15,828	1,387	4,670	3,062
Annuity Reserves	—	72	1	7	—
On or After March 31, 2000 - Front Load Version
Accumulation Units (7)	665	190	96	326	269
Annuity Reserves	—	—	—	—	—
On or After March 31, 2000 - Back Load Version
Class A Accumulation Units (8)	250	130	42	70	78
Class B Accumulation Units (9)	1,356	5,799	876	3,226	1,397
Annuity Reserves	—	—	—	—	—

Total Net Assets	$10,181	$165,717	$5,918	$28,447	$14,793

(1) Investments, at cost	$8,957	$154,964	$5,604	$28,981	$14,792
(2) Shares Outstanding	8,777	89,244	8,253	23,649	14,792
(3) Accumulation Unit Value	$1.206955	$9.172086	$2.146008	$11.164423	$3.134091
Units Outstanding	81	1,054	72	324	415
(4) Accumulation Unit Value	$1.180583	$8.134566	$2.024344	$9.899443	$2.779764
Units Outstanding	4,479	15,486	1,427	1,459	2,800
(5) Accumulation Unit Value	$1.225587	$2.437514	$2.078570	$2.001179	$1.459736
Units Outstanding	826	919	205	768	414
(6) Accumulation Unit Value	$1.180583	$8.134566	$2.024344	$9.899443	$2.779764
Units Outstanding	1,281	1,946	685	472	1,101
(7) Accumulation Unit Value	$1.220273	$1.120868	$1.413965	$1.470271	$1.137767
Units Outstanding	545	169	68	222	236
(8) Accumulation Unit Value	$1.220273	$1.120868	$1.413965	$1.470271	$1.137767
Units Outstanding	205	116	30	48	69
(9) Accumulation Unit Value	$1.180583	$8.134566	$2.024344	$9.899443	$2.779764
Units Outstanding	1,148	713	433	325	502

The Accompanying Notes are an Integral Part of the Financial Statements

NML Variable Annuity Account A

Statements of Assets and Liabilities

December 31, 2005

(in thousands, except accumulation unit values)

	Fidelity VIP Mid Cap	Russell Multi-Style Equity	Russell Aggressive Equity	Russell Non-US
Assets:
Investments, at value (1) (2)
Northwestern Mutual Series Fund, Inc.	$—	$—	$—	$—
Fidelity Variable Insurance Products Fund III	6,559	—	—	—
Russell Investment Funds	—	5,657	4,279	5,581
Due from Northwestern Mutual Life Insurance Company	—	1	—	1

Total Assets	6,559	5,658	4,279	5,582

Due to Northwestern Mutual Life Insurance Company	1	—	—	—
Due to Participants	—	—	—	—

Total Liabilities	1	—	—	—

Total Net Assets	$6,558	$5,658	$4,279	$5,582

Net Assets:
Variable Annuity Contracts Issued:
Prior to December 17, 1981
Accumulation Units (3)	$162	$17	$134	$96
Annuity Reserves	—	—	—	—
After December 16, 1981 and Prior to March 31, 1995
Accumulation Units (4)	3,656	2,615	1,905	2,616
Annuity Reserves	61	89	—	30
On or After March 31, 1995 and Prior to March 31, 2000 - Front Load Version
Accumulation Units (5)	170	209	334	483
Annuity Reserves	—	—	—	—
On or After March 31, 1995 and Prior to March 31, 2000 - Back Load Version
Accumulation Units (6)	1,125	1,543	1,220	1,434
Annuity Reserves	—	—	—	1
On or After March 31, 2000 - Front Load Version
Accumulation Units (7)	532	472	170	258
Annuity Reserves	—	—	—	—
On or After March 31, 2000 - Back Load Version
Class A Accumulation Units (8)	29	9	2	6
Class B Accumulation Units (9)	823	704	514	658
Annuity Reserves	—	—	—	—

Total Net Assets	$6,558	$5,658	$4,279	$5,582

(1) Investments, at cost	$5,437	$4,774	$4,061	$4,389
(2) Shares Outstanding	189	423	297	440
(3) Accumulation Unit Value	$2.028562	$0.898290	$1.471711	$1.259956
Units Outstanding	80	19	91	77
(4) Accumulation Unit Value	$2.001683	$0.868789	$1.423377	$1.218592
Units Outstanding	1,827	3,010	1,338	2,145
(5) Accumulation Unit Value	$2.047402	$0.919329	$1.506167	$1.289430
Units Outstanding	83	227	222	375
(6) Accumulation Unit Value	$2.001683	$0.868789	$1.423377	$1.218592
Units Outstanding	562	1,776	857	1,177
(7) Accumulation Unit Value	$2.042024	$0.858577	$1.274157	$1.024633
Units Outstanding	260	549	134	252
(8) Accumulation Unit Value	$2.042024	$0.858577	$1.274157	$1.024633
Units Outstanding	14	10	2	6
(9) Accumulation Unit Value	$2.001683	$0.868789	$1.423377	$1.218592
Units Outstanding	411	811	361	540

The Accompanying Notes are an Integral Part of the Financial Statements

NML Variable Annuity Account A

Statements of Assets and Liabilities

December 31, 2005

(in thousands, except accumulation unit values)

	Russell Core Bond	Russell Real Estate Securities
Assets:
Investments, at value (1) (2)
Northwestern Mutual Series Fund, Inc.	$—	$—
Fidelity Variable Insurance Products Fund III	—	—
Russell Investment Funds	3,743	12,286
Due from Northwestern Mutual Life Insurance Company	—	2

Total Assets	3,743	12,288

Due to Northwestern Mutual Life Insurance Company	—	—
Due to Participants	5	—

Total Liabilities	5	—

Total Net Assets	$3,738	$12,288

Net Assets:
Variable Annuity Contracts Issued:
Prior to December 17, 1981
Accumulation Units (3)	$60	$212
Annuity Reserves	—	—
After December 16, 1981 and Prior to March 31, 1995
Accumulation Units (4)	1,393	6,138
Annuity Reserves	3	261
On or After March 31, 1995 and Prior to March 31, 2000 - Front Load Version
Accumulation Units (5)	316	779
Annuity Reserves	—	—
On or After March 31, 1995 and Prior to March 31, 2000 - Back Load Version
Accumulation Units (6)	1,018	1,958
Annuity Reserves	—	3
On or After March 31, 2000 - Front Load Version
Accumulation Units (7)	199	402
Annuity Reserves	—	—
On or After March 31, 2000 - Back Load Version
Class A Accumulation Units (8)	10	128
Class B Accumulation Units (9)	739	2,407
Annuity Reserves	—	—

Total Net Assets	$3,738	$12,288

(1) Investments, at cost	$3,837	$11,140
(2) Shares Outstanding	366	711
(3) Accumulation Unit Value	$1.374456	$2.626758
Units Outstanding	43	80
(4) Accumulation Unit Value	$1.329349	$2.540501
Units Outstanding	1,048	2,416
(5) Accumulation Unit Value	$1.406633	$2.688177
Units Outstanding	225	290
(6) Accumulation Unit Value	$1.329349	$2.540501
Units Outstanding	766	771
(7) Accumulation Unit Value	$1.388626	$2.831791
Units Outstanding	143	142
(8) Accumulation Unit Value	$1.388626	$2.831791
Units Outstanding	7	45
(9) Accumulation Unit Value	$1.329349	$2.540501
Units Outstanding	556	948

The Accompanying Notes are an Integral Part of the Financial Statements

NML Variable Annuity Account A

Statements of Operations

For the Year Ended December 31, 2005

(in thousands)

	Small Cap Growth Stock Division	T. Rowe Price Small Cap Value Stock Division	Aggressive Growth Stock Division	International Growth Division	Franklin Templeton International Equity Division
Income:
Dividend income	$—	$25	$25	$56	$634
Expenses:
Mortality and expense risk charges	187	93	589	58	424

Net Investment Income (Loss)	(187)	(68)	(564)	(2)	210

Realized gains (losses) on investments:
Realized gain (loss) on sale of fund shares	963	817	(1,398)	537	436
Realized gain distributions	157	212	—	257	—

Realized gains (losses)	1,120	1,029	(1,398)	794	436

Change in unrealized appreciation (depreciation) of investments during the period	574	(443)	3,980	54	2,897

Net increase (decrease) in net assets resulting from operations	$1,507	$518	$2,018	$846	$3,543

	AllianceBernstein Mid Cap Value Division	Index 400 Stock Division	Janus Capital Appreciation Division	Growth Stock Division	Large Cap Core Stock Division
Income:
Dividend income	$8	$100	$4	$233	$184
Expenses:
Mortality and expense risk charges	15	151	24	262	167

Net Investment Income (Loss)	(7)	(51)	(20)	(29)	17

Realized gains (losses) on investments:
Realized gain (loss) on sale of fund shares	54	734	102	(437)	(451)
Realized gain distributions	72	616	91	—	—

Realized gains (losses)	126	1,350	193	(437)	(451)

Change in unrealized appreciation (depreciation) of investments during the period	(44)	119	206	1,847	1,405

Net increase (decrease) in net assets resulting from operations	$75	$1,418	$379	$1,381	$971

The Accompanying Notes are an Integral Part of the Financial Statements

NML Variable Annuity Account A

Statements of Operations

For the Year Ended December 31, 2005

(in thousands)

	Capital Guardian Domestic Equity Division	T. Rowe Price Equity Income Division	Index 500 Stock Division	Asset Allocation Division	Balanced Division
Income:
Dividend income	$118	$48	$1,307	$119	$4,620
Expenses:
Mortality and expense risk charges	77	30	840	90	2,077

Net Investment Income (Loss)	41	18	467	29	2,543

Realized gains (losses) on investments:
Realized gain (loss) on sale of fund shares	317	51	1,628	144	1,638
Realized gain distributions	493	125	1,318	135	2,540

Realized gains (losses)	810	176	2,946	279	4,178

Change in unrealized appreciation (depreciation) of investments during the period	(357)	(76)	(926)	230	(2,905)

Net increase (decrease) in net assets resulting from operations	$494	$118	$2,487	$538	$3,816

	High Yield Bond Division	Select Bond Division	Money Market Division	Fidelity VIP Mid Cap Division	Russell Multi-Style Equity Division
Income:
Dividend income	$390	$1,006	$442	$—	$63
Expenses:
Mortality and expense risk charges	70	314	174	58	67

Net Investment Income (Loss)	320	692	268	(58)	(4)

Realized gains (losses) on investments:
Realized gain (loss) on sale of fund shares	9	26	—	251	(109)
Realized gain distributions	—	171	—	66	—

Realized gains (losses)	9	197	—	317	(109)

Change in unrealized appreciation (depreciation) of investments during the period	(310)	(583)	—	569	440

Net increase (decrease) in net assets resulting from operations	$19	$306	$268	$828	$327

The Accompanying Notes are an Integral Part of the Financial Statements

NML Variable Annuity Account A

Statements of Operations

For the Year Ended December 31, 2005

(in thousands)

	Russell Aggressive Equity Division	Russell Non-U.S. Division	Russell Core Bond Division	Russell Real Estate Securities Division
Income:
Dividend income	$8	$81	$129	$239
Expenses:
Mortality and expense risk charges	51	56	40	129

Net Investment Income (Loss)	(43)	25	89	110

Realized gains (losses) on investments:
Realized gain (loss) on sale of fund shares	238	287	(9)	1,134
Realized gain distributions	407	—	34	1,029

Realized gains (losses)	645	287	25	2,163

Change in unrealized appreciation (depreciation) of investments during the period	(381)	282	(79)	(954)

Net increase (decrease) in net assets resulting from operations	$221	$594	$35	$1,319

The Accompanying Notes are an Integral Part of the Financial Statements

NML Variable Annuity Account A

Statements of Changes in Net Assets

(in thousands)

	Small Cap Growth Stock Division		T. Rowe Price Small Cap Value Stock Division
	Year Ended December 31, 2005	Year Ended December 31, 2004	Year Ended December 31, 2005	Year Ended December 31, 2004
Operations:
Net investment income (loss)	$(187)	$(203)	$(68)	$(51)
Net realized gains (losses)	1,120	201	1,029	535
Net change in unrealized appreciation (depreciation)	574	2,472	(443)	792

Net increase (decrease) in net assets resulting from operations	1,507	2,470	518	1,276

Contract Transactions:
Contract owners’ net payments	1,413	1,625	753	640
Annuity payments	(7)	(11)	(15)	(11)
Surrenders and other (net)	(2,130)	(3,840)	(1,070)	(950)
Transfers from other divisions or sponsor	5,835	5,689	5,843	5,546
Transfers to other divisions or sponsor	(6,651)	(8,520)	(5,188)	(3,224)

Net increase (decrease) in net assets resulting from contract transactions	(1,540)	(5,057)	323	2,001

Net increase (decrease) in net assets	(33)	(2,587)	841	3,277
Net Assets:
Beginning of Period	15,879	18,466	7,849	4,572

End of Period	$15,846	$15,879	$8,690	$7,849

Units issued during the period	3,359	4,063	4,602	4,175
Units redeemed during the period	(4,038)	(6,458)	(4,246)	(2,874)

Net units issued (redeemed) during period	(679)	(2,395)	356	1,301

	Aggressive Growth Stock Division		International Growth Division
	Year Ended December 31, 2005	Year Ended December 31, 2004	Year Ended December 31, 2005	Year Ended December 31, 2004
Operations:
Net investment income (loss)	$(564)	$(651)	$(2)	$(11)
Net realized gains (losses)	(1,398)	(3,024)	794	247
Net change in unrealized appreciation (depreciation)	3,980	10,089	54	341

Net increase (decrease) in net assets resulting from operations	2,018	6,414	846	577

Contract Transactions:
Contract owners’ net payments	3,122	3,797	819	392
Annuity payments	(26)	(27)	(17)	(1)
Surrenders and other (net)	(7,965)	(8,888)	(494)	(573)
Transfers from other divisions or sponsor	5,566	6,259	6,925	3,499
Transfers to other divisions or sponsor	(8,892)	(10,219)	(5,701)	(2,363)

Net increase (decrease) in net assets resulting from contract transactions	(8,195)	(9,078)	1,532	954

Net increase (decrease) in net assets	(6,177)	(2,664)	2,378	1,531

Net Assets:
Beginning of Period	54,423	57,087	3,763	2,232

End of Period	$48,246	$54,423	$6,141	$3,763

Units issued during the period	2,347	2,947	5,872	3,391
Units redeemed during the period	(4,039)	(4,961)	(4,751)	(2,552)

Net units issued (redeemed) during period	(1,692)	(2,014)	1,121	839

The Accompanying Notes are an Integral Part of the Financial Statements

NML Variable Annuity Account A

Statements of Changes in Net Assets

(in thousands)

	Franklin Templeton International Equity Division		AllianceBernstein Mid Cap Value Division
	Year Ended December 31, 2005	Year Ended December 31, 2004	Year Ended December 31, 2005	Year Ended December 31, 2004
Operations:
Net investment income (loss)	$210	$166	$(7)	$—
Net realized gains (losses)	436	(394)	126	122
Net change in unrealized appreciation (depreciation)	2,897	5,476	(44)	27

Net increase (decrease) in net assets resulting from operations	3,543	5,248	75	149

Contract Transactions:
Contract owners’ net payments	2,646	2,324	197	116
Annuity payments	(17)	(22)	(1)	(2)
Surrenders and other (net)	(4,649)	(4,554)	(133)	(38)
Transfers from other divisions or sponsor	12,560	9,631	1,303	1,410
Transfers to other divisions or sponsor	(12,066)	(7,087)	(1,216)	(848)

Net increase (decrease) in net assets resulting from contract transactions	(1,526)	292	150	638

Net increase (decrease) in net assets	2,017	5,540	225	787
Net Assets:
Beginning of Period	34,591	29,051	1,230	443

End of Period	$36,608	$34,591	$1,455	$1,230

Units issued during the period	6,335	5,656	1,022	1,040
Units redeemed during the period	(6,850)	(5,462)	(896)	(606)

Net units issued (redeemed) during period	(515)	194	126	434

	Index 400 Stock Division		Janus Capital Appreciation Division
	Year Ended December 31, 2005	Year Ended December 31, 2004	Year Ended December 31, 2005	Year Ended December 31, 2004
Operations:
Net investment income (loss)	$(51)	$(59)	$(20)	$(4)
Net realized gains (losses)	1,350	402	193	3
Net change in unrealized appreciation (depreciation)	119	1,301	206	91

Net increase (decrease) in net assets resulting from operations	1,418	1,644	379	90

Contract Transactions:
Contract owners’ net payments	1,150	1,346	288	73
Annuity payments	(23)	(11)	(3)	—
Surrenders and other (net)	(1,660)	(1,544)	(125)	(6)
Transfers from other divisions or sponsor	7,776	5,657	3,739	1,091
Transfers to other divisions or sponsor	(7,434)	(5,760)	(1,974)	(377)

Net increase (decrease) in net assets resulting from contract transactions	(191)	(312)	1,925	781

Net increase (decrease) in net assets	1,227	1,332	2,304	871
Net Assets:
Beginning of Period	12,667	11,335	1,061	190

End of Period	$13,894	$12,667	$3,365	$1,061

Units issued during the period	5,421	4,870	2,761	941
Units redeemed during the period	(5,603)	(5,100)	(1,524)	(347)

Net units issued (redeemed) during period	(182)	(230)	1,237	594

The Accompanying Notes are an Integral Part of the Financial Statements

NML Variable Annuity Account A

Statements of Changes in Net Assets

(in thousands)

	Growth Stock Division		Large Cap Core Stock Division
	Year Ended December 31, 2005	Year Ended December 31, 2004	Year Ended December 31, 2005	Year Ended December 31, 2004
Operations:
Net investment income (loss)	$(29)	$(115)	$17	$(32)
Net realized gains (losses)	(437)	(1,242)	(451)	(1,498)
Net change in unrealized appreciation (depreciation)	1,847	2,541	1,405	2,498

Net increase (decrease) in net assets resulting from operations	1,381	1,184	971	968

Contract Transactions:
Contract owners’ net payments	1,842	2,208	1,020	1,205
Annuity payments	(4)	(4)	(89)	(87)
Surrenders and other (net)	(2,762)	(3,482)	(1,880)	(3,027)
Transfers from other divisions or sponsor	5,891	5,240	4,552	3,029
Transfers to other divisions or sponsor	(6,676)	(7,107)	(4,717)	(3,692)

Net increase (decrease) in net assets resulting from contract transactions	(1,709)	(3,145)	(1,114)	(2,572)

Net increase (decrease) in net assets	(328)	(1,961)	(143)	(1,604)
Net Assets:
Beginning of Period	22,579	24,540	14,269	15,873

End of Period	$22,251	$22,579	$14,126	$14,269

Units issued during the period	3,567	3,756	3,224	2,750
Units redeemed during the period	(4,214)	(5,069)	(3,809)	(4,063)

Net units issued (redeemed) during period	(647)	(1,313)	(585)	(1,313)

	Capital Guardian Domestic Equity Division		T. Rowe Price Equity Income Division
	Year Ended December 31, 2005	Year Ended December 31, 2004	Year Ended December 31, 2005	Year Ended December 31, 2004
Operations:
Net investment income (loss)	$41	$21	$18	$9
Net realized gains (losses)	810	437	176	65
Net change in unrealized appreciation (depreciation)	(357)	232	(76)	78

Net increase (decrease) in net assets resulting from operations	494	690	118	152

Contract Transactions:
Contract owners’ net payments	757	604	304	179
Annuity payments	(6)	(10)	(7)	(4)
Surrenders and other (net)	(670)	(419)	(225)	(11)
Transfers from other divisions or sponsor	6,790	5,010	2,949	2,193
Transfers to other divisions or sponsor	(5,778)	(3,687)	(1,613)	(1,228)

Net increase (decrease) in net assets resulting from contract transactions	1,093	1,498	1,408	1,129

Net increase (decrease) in net assets	1,587	2,188	1,526	1,281
Net Assets:
Beginning of Period	5,723	3,535	1,765	484

End of Period	$7,310	$5,723	$3,291	$1,765

Units issued during the period	6,505	5,417	2,371	1,778
Units redeemed during the period	(5,579)	(3,849)	(1,323)	(983)

Net units issued (redeemed) during period	926	1,568	1,048	795

The Accompanying Notes are an Integral Part of the Financial Statements

NML Variable Annuity Account A

Statements of Changes in Net Assets

(in thousands)

	Index 500 Stock Division		Asset Allocation Division
	Year Ended December 31, 2005	Year Ended December 31, 2004	Year Ended December 31, 2005	Year Ended December 31, 2004
Operations:
Net investment income (loss)	$467	$160	$29	$(64)
Net realized gains (losses)	2,946	1,945	279	112
Net change in unrealized appreciation (depreciation)	(926)	4,979	230	525

Net increase (decrease) in net assets resulting from operations	2,487	7,084	538	573

Contract Transactions:
Contract owners’ net payments	4,067	4,691	1,090	1,403
Annuity payments	(229)	(238)	—	—
Surrenders and other (net)	(8,532)	(11,391)	(542)	(648)
Transfers from other divisions or sponsor	14,201	13,834	5,273	3,717
Transfers to other divisions or sponsor	(17,841)	(14,627)	(3,357)	(2,681)

Net increase (decrease) in net assets resulting from contract transactions	(8,334)	(7,731)	2,464	1,791

Net increase (decrease) in net assets	(5,847)	(647)	3,002	2,364
Net Assets:
Beginning of Period	79,921	80,568	7,179	4,815

End of Period	$74,074	$79,921	$10,181	$7,179

Units issued during the period	5,252	5,735	5,582	5,202
Units redeemed during the period	(7,144)	(7,462)	(3,401)	(3,483)

Net units issued (redeemed) during period	(1,892)	(1,727)	2,181	1,719

	Balanced Division		High Yield Bond Division
	Year Ended December 31, 2005	Year Ended December 31, 2004	Year Ended December 31, 2005	Year Ended December 31, 2004
Operations:
Net investment income (loss)	$2,543	$2,622	$320	$332
Net realized gains (losses)	4,178	8,149	9	(101)
Net change in unrealized appreciation (depreciation)	(2,905)	1,060	(310)	397

Net increase (decrease) in net assets resulting from operations	3,816	11,831	19	628

Contract Transactions:
Contract owners’ net payments	8,342	9,139	537	608
Annuity payments	(627)	(652)	(5)	(5)
Surrenders and other (net)	(25,217)	(26,742)	(828)	(756)
Transfers from other divisions or sponsor	6,939	7,080	3,761	3,476
Transfers to other divisions or sponsor	(12,224)	(10,957)	(3,721)	(3,221)

Net increase (decrease) in net assets resulting from contract transactions	(22,787)	(22,132)	(256)	102

Net increase (decrease) in net assets	(18,971)	(10,301)	(237)	730
Net Assets:
Beginning of Period	184,688	194,989	6,155	5,425

End of Period	$165,717	$184,688	$5,918	$6,155

Units issued during the period	2,320	2,656	2,302	2,205
Units redeemed during the period	(5,143)	(5,463)	(2,411)	(2,158)

Net units issued (redeemed) during period	(2,823)	(2,807)	(109)	47

The Accompanying Notes are an Integral Part of the Financial Statements

NML Variable Annuity Account A

Statements of Changes in Net Assets

(in thousands)

	Select Bond Division		Money Market Division
	Year Ended December 31, 2005	Year Ended December 31, 2004	Year Ended December 31, 2005	Year Ended December 31, 2004
Operations:
Net investment income (loss)	$692	$829	$268	$45
Net realized gains (losses)	197	1,167	—	—
Net change in unrealized appreciation (depreciation)	(583)	(1,004)	—	—

Net increase (decrease) in net assets resulting from operations	306	992	268	45

Contract Transactions:
Contract owners’ net payments	2,168	2,238	2,487	2,590
Annuity payments	(58)	(72)	(29)	(25)
Surrenders and other (net)	(2,800)	(4,264)	(2,930)	(3,062)
Transfers from other divisions or sponsor	16,288	10,355	9,197	7,876
Transfers to other divisions or sponsor	(14,801)	(11,153)	(8,768)	(11,057)

Net increase (decrease) in net assets resulting from contract transactions	797	(2,896)	(43)	(3,678)

Net increase (decrease) in net assets	1,103	(1,904)	225	(3,633)
Net Assets:
Beginning of Period	27,344	29,248	14,568	18,201

End of Period	$28,447	$27,344	$14,793	$14,568

Units issued during the period	2,696	1,951	4,901	4,294
Units redeemed during the period	(2,543)	(2,105)	(4,936)	(5,909)

Net units issued (redeemed) during period	153	(154)	(35)	(1,615)

	Fidelity VIP Mid Cap Division		Russell Multi-Style Equity Division
	Year Ended December 31, 2005	Year Ended December 31, 2004	Year Ended December 31, 2005	Year Ended December 31, 2004
Operations:
Net investment income (loss)	$(58)	$(22)	$(4)	$(22)
Net realized gains (losses)	317	75	(109)	(159)
Net change in unrealized appreciation (depreciation)	569	457	440	626

Net increase (decrease) in net assets resulting from operations	828	510	327	445

Contract Transactions:
Contract owners’ net payments	994	360	634	788
Annuity payments	(7)	—	(6)	(6)
Surrenders and other (net)	(408)	(204)	(703)	(487)
Transfers from other divisions or sponsor	4,394	3,001	6,006	4,508
Transfers to other divisions or sponsor	(2,962)	(978)	(6,462)	(3,932)

Net increase (decrease) in net assets resulting from contract transactions	2,011	2,179	(531)	871

Net increase (decrease) in net assets	2,839	2,689	(204)	1,316
Net Assets:
Beginning of Period	3,719	1,030	5,862	4,546

End of Period	$6,558	$3,719	$5,658	$5,862

Units issued during the period	3,046	2,236	8,120	7,390
Units redeemed during the period	(1,960)	(822)	(8,738)	(6,249)

Net units issued (redeemed) during period	1,086	1,414	(618)	1,141

The Accompanying Notes are an Integral Part of the Financial Statements

NML Variable Annuity Account A

Statements of Changes in Net Assets

(in thousands)

	Russell Aggressive Equity Division		Russell Non- U.S. Division
	Year Ended December 31, 2005	Year Ended December 31, 2004	Year Ended December 31, 2005	Year Ended December 31, 2004
Operations:
Net investment income (loss)	$(43)	$(43)	$25	$40
Net realized gains (losses)	645	514	287	(75)
Net change in unrealized appreciation (depreciation)	(381)	36	282	731

Net increase (decrease) in net assets resulting from operations	221	507	594	696

Contract Transactions:
Contract owners’ net payments	370	399	508	541
Annuity payments	—	—	(2)	(2)
Surrenders and other (net)	(375)	(447)	(641)	(468)
Transfers from other divisions or sponsor	2,729	3,173	5,270	4,554
Transfers to other divisions or sponsor	(3,204)	(2,858)	(5,187)	(3,832)

Net increase (decrease) in net assets resulting from contract transactions	(480)	267	(52)	793

Net increase (decrease) in net assets	(259)	774	542	1,489
Net Assets:
Beginning of Period	4,538	3,764	5,040	3,551

End of Period	$4,279	$4,538	$5,582	$5,040

Units issued during the period	2,376	3,129	5,275	5,537
Units redeemed during the period	(2,715)	(2,931)	(5,338)	(4,703)

Net units issued (redeemed) during period	(339)	(198)	(63)	834

	Russell Core Bond Division		Russell Real Estate Securities Division
	Year Ended December 31, 2005	Year Ended December 31, 2004	Year Ended December 31, 2005	Year Ended December 31, 2004
Operations:
Net investment income (loss)	$89	$40	$110	$86
Net realized gains (losses)	25	77	2,163	1,089
Net change in unrealized appreciation (depreciation)	(79)	(15)	(954)	1,138

Net increase (decrease) in net assets resulting from operations	35	102	1,319	2,313

Contract Transactions:
Contract owners’ net payments	451	465	1,258	1,240
Annuity payments	—	—	(15)	(15)
Surrenders and other (net)	(743)	(393)	(1,351)	(675)
Transfers from other divisions or sponsor	5,642	3,495	9,100	7,510
Transfers to other divisions or sponsor	(5,174)	(2,616)	(8,615)	(5,302)

Net increase (decrease) in net assets resulting from contract transactions	176	951	377	2,758

Net increase (decrease) in net assets	211	1,053	1,696	5,071
Net Assets:
Beginning of Period	3,527	2,474	10,592	5,521

End of Period	$3,738	$3,527	$12,288	$10,592

Units issued during the period	4,581	3,121	4,474	4,394
Units redeemed during the period	(4,446)	(2,391)	(4,296)	(3,048)

Net units issued (redeemed) during period	135	730	178	1,346

The Accompanying Notes are an Integral Part of the Financial Statements

NML Variable Annuity Account A

Notes to Financial Statements

December 31, 2005

1.	Organization

NML Variable Annuity Account A (the “Account”) is a segregated asset account of The Northwestern Mutual Life Insurance Company (“Northwestern Mutual”) used to fund variable annuity contracts (“contracts”) for HR-10 and corporate pension and profit-sharing plans which qualify for special tax treatment under the Internal Revenue Code. Currently, two versions of the contract are offered: Front Load contracts with a sales charge up to 4.5% of purchase payments and Back Load contracts with a withdrawal charge of 0-6%.

All assets of each Division of the Account are invested in shares of the corresponding Portfolio of Northwestern Mutual Series Fund, Inc., Fidelity Variable Insurance Products Fund III and the Russell Investment Funds (collectively known as “the Funds”). The Funds are open-end investment companies registered under the Investment Company Act of 1940.

2.	Significant Accounting Policies

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Principal accounting policies are summarized below.

The shares are valued at the Funds’ offering and redemption prices per share. Transactions in the Funds’ shares are accounted for on the trade date. The basis for determining cost on sale of the Funds’ shares is identified cost. Dividend income and distributions of net realized gains from the Funds are recorded on the ex-date of the dividends. Since 1995, Northwestern Mutual has paid a dividend to certain contracts. The dividend is reinvested in the Account and has been reflected as a Contract Owners’ Net Payment in the accompanying financial statements.

Annuity reserves are based on published annuity tables with age adjustment and benefit payments which reflect actual investment experience. For variable payment plans issued prior to January 1, 1974, annuity reserves are based on the 1955 American Annuity Table with assumed interest rates of 3% or 5%. For variable payment plans issued on or after January 1, 1974 and before January 1, 1985, annuity reserves are based on the 1971 Individual Annuity Mortality Table with assumed interest rates of 3.5% or 5%. For variable payment plans issued on or after January 1, 1985 and before January 1, 2002, annuity reserves are based on the 1983 Annuity Table a, adjusted with assumed interest rates of 3.5% or 5%. For variable payment plans issued on or after January 1, 2002, annuity reserves are based on the 2000 Annuity Table with assumed interest rates of 3.5% or 5%.

Northwestern Mutual is taxed as a “life insurance company” under the Internal Revenue Code and the operations of the Account form a part of and are taxed with those of Northwestern Mutual. Under current law, no federal income taxes are payable with respect to the Account. Accordingly, no provision for any such liability has been made.

NML Variable Annuity Account A

Notes to Financial Statements

December 31, 2005

3.	Purchases and Sales of Investments

Purchases and sales of the Funds’ shares for the year ended December 31, 2005 by each Division are shown as follows: (in thousands)

Division	Purchases	Sales
Small Cap Growth Stock	$1,733	$3,306
T. Rowe Price Small Cap Value	1,914	1,440
Aggressive Growth Stock	3,338	12,288
International Growth	2,607	825
Franklin Templeton International Equity	3,514	4,881
AllianceBernstein Mid Cap Value	399	186
Index 400 Stock	2,208	1,841
Janus Capital Appreciation	2,137	139
Growth Stock	2,210	3,946
Large Cap Core Stock	1,250	2,335
Capital Guardian Domestic Equity	2,365	743
T. Rowe Price Equity Income	1,848	296
Index 500 Stock	6,980	13,847
Asset Allocation	3,179	550
Balanced	16,231	34,140
High Yield Bond	974	910
Select Bond	4,584	2,923
Money Market	3,572	3,361
Fidelity VIP Mid Cap	2,596	568
Russell Multi-Style Equity	723	1,260
Russell Aggressive Equity	795	912
Russell Non-U.S.	643	671
Russell Core Bond	1,051	752
Russell Real Estate Securities	3,081	1,562

4.	Expenses and Related Party Transactions

A deduction for mortality and expense risks is determined daily and paid to Northwestern Mutual as compensation for assuming the risk that annuity payments will continue for longer periods than anticipated because the annuitants as a group live longer than expected, and the risk that the charges made by Northwestern Mutual may be insufficient to cover the actual costs incurred in connection with the contracts.

For contracts issued prior to December 17, 1981, the deduction is at an annual rate of 0.75% of the net assets of each Division attributable to these contracts. For these contracts, the rate may be increased or decreased by the Board of Trustees of Northwestern Mutual not to exceed a 1% annual rate.

For contracts issued after December 16, 1981 and prior to March 31, 1995, the deduction is at an annual rate of 1.25% of the net assets of each Division attributable to these contracts. For these contracts, the rate may be increased or decreased by the Board of Trustees of Northwestern Mutual not to exceed a 1.5% annual rate.

For contracts issued on or after March 31, 1995 and prior to March 31, 2000, for the Front Load version and the Back Load version, the deduction for mortality and expense risks is determined daily at annual rates of 0.4% and 1.25%, respectively, of the net assets of each Division attributable to these contracts and is paid to Northwestern Mutual. For these contracts, the rates may be increased or decreased by the Board of Trustees of Northwestern Mutual not to exceed 0.75% and 1.5%, respectively.

For contracts issued on or after March 31, 2000, for the Front Load version and the Back Load version, the deduction for mortality and expense risks is determined daily at annual rates of 0.5% and 1.25%, respectively, of the net assets of each Division attributable to these contracts and is paid to Northwestern Mutual. Under the terms of the back-load version of the contract, Class B, the net assets may be subject to the deduction for the front-load version of the contract after the withdrawal charge period, Class A.

NML Variable Annuity Account A

Notes to Financial Statements

December 31, 2005

Rates may be increased or decreased by the Board of Trustees of Northwestern Mutual not to exceed 0.75% and 1.5% annual rate for the Front Load version and Back Load version, respectively. The current charges will not be increased for five years from the date of the most recent Prospectus.

5.	Financial Highlights

(For a unit outstanding during the period)

	As of the respective period end date:					For the respective period ended:
Division	Units Outstanding (000’s)	Unit Value, Lowest to Highest			Net Assets (000’s)	Dividend Income as a % of Average Net Assets	Expense Ratio, Lowest to Highest			Total Return Lowest to Highest (3)
Small Cap Growth Stock
Year Ended 12/31/05	6,331	$1.216920	to	$2.667734	$15,846	0.00%	0.40%	to	1.25%	9.81%	to	10.74%
Year Ended 12/31/04	7,010	$1.100014	to	$2.409091	$15,879	0.00%	0.40%	to	1.25%	17.32%	to	18.33%
Year Ended 12/31/03	9,405	$0.930572	to	$2.035993	$18,466	0.00%	0.40%	to	1.25%	31.41%	to	32.53%
Year Ended 12/31/02	9,734	$0.702869	to	$1.536295	$14,421	0.16%	0.40%	to	1.25%	(19.44%)	to	(18.75%)
Year Ended 12/31/01	8,500	$0.865935	to	$1.890848	$15,623	0.01%	0.40%	to	1.25%	(4.97%)	to	(4.15%)
T. Rowe Price Small Cap Value (1)
Year Ended 12/31/05	5,268	$1.641244	to	$1.703785	$8,690	0.31%	0.40%	to	1.25%	5.89%	to	6.79%
Year Ended 12/31/04	4,912	$1.549988	to	$1.595527	$7,849	0.20%	0.40%	to	1.25%	23.02%	to	24.07%
Year Ended 12/31/03	3,612	$1.259912	to	$1.285976	$4,572	0.00%	0.40%	to	1.25%	33.48%	to	34.61%
Year Ended 12/31/02	2,849	$0.943905	to	$0.955324	$2,694	0.57%	0.40%	to	1.25%	(6.75%)	to	(5.96%)
Year Ended 12/31/01	577	$1.012260	to	$1.015860	$584	0.44%	0.40%	to	1.25%	1.23%	to	1.59%
Aggressive Growth Stock
Year Ended 12/31/05	10,250	$0.839995	to	$5.485431	$48,246	0.05%	0.40%	to	1.25%	4.82%	to	5.71%
Year Ended 12/31/04	11,942	$0.795400	to	$5.207047	$54,423	0.00%	0.40%	to	1.25%	12.80%	to	13.76%
Year Ended 12/31/03	13,994	$0.699892	to	$4.593218	$57,087	0.00%	0.40%	to	1.25%	23.15%	to	24.19%
Year Ended 12/31/02	15,574	$0.564112	to	$3.711325	$51,983	0.10%	0.40%	to	1.25%	(22.13%)	to	(21.47%)
Year Ended 12/31/01	17,994	$0.719033	to	$4.742335	$77,631	0.11%	0.40%	to	1.25%	(20.88%)	to	(20.20%)
International Growth Stock (1)
Year Ended 12/31/05	4,034	$1.498861	to	$1.555979	$6,141	1.08%	0.40%	to	1.25%	16.54%	to	17.53%
Year Ended 12/31/04	2,913	$1.286123	to	$1.323909	$3,763	0.73%	0.40%	to	1.25%	20.08%	to	21.10%
Year Ended 12/31/03	2,078	$1.071062	to	$1.093220	$2,232	1.09%	0.40%	to	1.25%	37.27%	to	38.43%
Year Ended 12/31/02	767	$0.780276	to	$0.789715	$598	0.73%	0.40%	to	1.25%	(13.42%)	to	(12.69%)
Year Ended 12/31/01	174	$0.901258	to	$0.904464	$157	0.00%	0.40%	to	1.25%	(9.87%)	to	(9.55%)
Franklin Templeton International Equity
Year Ended 12/31/05	13,148	$1.289348	to	$2.991857	$36,608	1.78%	0.40%	to	1.25%	10.14%	to	11.07%
Year Ended 12/31/04	13,663	$1.161941	to	$2.702895	$34,591	1.73%	0.40%	to	1.25%	17.85%	to	18.85%
Year Ended 12/31/03	13,490	$0.978611	to	$2.282107	$29,051	1.70%	0.40%	to	1.25%	38.72%	to	39.90%
Year Ended 12/31/02	14,498	$0.700185	to	$1.636881	$22,509	2.12%	0.40%	to	1.25%	(18.43%)	to	(17.73%)
Year Ended 12/31/01	16,147	$0.851962	to	$1.996677	$30,784	1.81%	0.40%	to	1.25%	(15.07%)	to	(14.35%)
AllianceBernstein Mid Cap Value (2)
Year Ended 12/31/05	894	$1.611849	to	$1.648664	$1,455	0.56%	0.40%	to	1.25%	4.15%	to	5.04%
Year Ended 12/31/04	768	$1.547558	to	$1.569608	$1,230	1.09%	0.40%	to	1.25%	17.19%	to	18.19%
Year Ended 12/31/03	336	$1.320512	to	$1.328001	$443	0.84%	0.40%	to	1.25%	32.05%	to	32.80%
Year Ended 12/31/02	n/a		n/a		n/a	n/a		n/a			n/a
Year Ended 12/31/01	n/a		n/a		n/a	n/a		n/a			n/a
Index 400 Stock
Year Ended 12/31/05	7,452	$1.512499	to	$1.928160	$13,894	0.77%	0.40%	to	1.25%	10.98%	to	11.92%
Year Ended 12/31/04	7,634	$1.352705	to	$1.722759	$12,667	0.67%	0.40%	to	1.25%	14.82%	to	15.80%
Year Ended 12/31/03	7,865	$1.169318	to	$1.487736	$11,335	0.72%	0.40%	to	1.25%	33.34%	to	34.47%
Year Ended 12/31/02	7,702	$0.870423	to	$1.106344	$8,323	0.82%	0.40%	to	1.25%	(15.60%)	to	(14.88%)
Year Ended 12/31/01	7,044	$1.023646	to	$1.299809	$9,158	0.01%	0.40%	to	1.25%	(1.90%)	to	(1.06%)
Janus Capital Appreciation (2)
Year Ended 12/31/05	1,991	$1.623859	to	$1.660941	$3,365	0.18%	0.40%	to	1.25%	15.55%	to	16.53%
Year Ended 12/31/04	754	$1.405312	to	$1.425327	$1,061	0.16%	0.40%	to	1.25%	18.19%	to	19.19%
Year Ended 12/31/03	160	$1.189063	to	$1.195801	$190	0.11%	0.40%	to	1.25%	18.91%	to	19.58%
Year Ended 12/31/02	n/a		n/a		n/a	n/a		n/a			n/a
Year Ended 12/31/01	n/a		n/a		n/a	n/a		n/a			n/a
Growth Stock
Year Ended 12/31/05	9,001	$0.829993	to	$2.681914	$22,251	1.05%	0.40%	to	1.25%	6.38%	to	7.28%
Year Ended 12/31/04	9,648	$0.774425	to	$2.508557	$22,579	0.70%	0.40%	to	1.25%	5.34%	to	6.24%
Year Ended 12/31/03	10,962	$0.729643	to	$2.369404	$24,540	0.83%	0.40%	to	1.25%	17.47%	to	18.47%
Year Ended 12/31/02	12,292	$0.616498	to	$2.006974	$23,491	1.16%	0.40%	to	1.25%	(21.81%)	to	(21.15%)
Year Ended 12/31/01	13,336	$0.782628	to	$2.554121	$32,717	0.78%	0.40%	to	1.25%	(15.29%)	to	(14.56%)

(1)	Division commenced operations on July 31, 2001.

(2)	Division commenced operations on May 1, 2003.

(3)	Total Return includes deductions for management and other expenses; excludes deductions for sales loads and other charges. Returns are not annualized for periods less than one year.

NML Variable Annuity Account A

Notes to Financial Statements

December 31, 2005

	As of the respective period end date:					For the respective period ended:
Division	Units Outstanding (000’s)	Unit Value, Lowest to Highest			Net Assets (000’s)	Dividend Income as a % of Average Net Assets	Expense Ratio, Lowest to Highest			Total Return Lowest to Highest (3)
Large Cap Core Stock
Year Ended 12/31/05	6,595	$0.833720	to	$2.229337	$14,126	1.31%	0.40%	to	1.25%	7.12%	to	8.02%
Year Ended 12/31/04	7,180	$0.772557	to	$2.070897	$14,269	0.97%	0.40%	to	1.25%	6.82%	to	7.73%
Year Ended 12/31/03	8,493	$0.717843	to	$1.929029	$15,873	0.97%	0.40%	to	1.25%	22.51%	to	23.56%
Year Ended 12/31/02	9,001	$0.581563	to	$1.566688	$13,717	0.96%	0.40%	to	1.25%	(29.09%)	to	(28.49%)
Year Ended 12/31/01	10,696	$0.814020	to	$2.198364	$23,057	0.80%	0.40%	to	1.25%	(8.92%)	to	(8.14%)
Capital Guardian Domestic Equity (1)
Year Ended 12/31/05	5,804	$1.237056	to	$1.284256	$7,310	1.72%	0.40%	to	1.25%	6.71%	to	7.61%
Year Ended 12/31/04	4,878	$1.159280	to	$1.193398	$5,723	1.60%	0.40%	to	1.25%	15.40%	to	16.38%
Year Ended 12/31/03	3,313	$1.004585	to	$1.025423	$3,535	2.02%	0.40%	to	1.25%	32.74%	to	33.87%
Year Ended 12/31/02	2,205	$0.756787	to	$0.765966	$1,670	1.82%	0.40%	to	1.25%	(22.22%)	to	(21.56%)
Year Ended 12/31/01	299	$0.973004	to	$0.976476	$290	0.72%	0.40%	to	1.25%	(2.70%)	to	(2.35%)
T. Rowe Price Equity Income (2)
Year Ended 12/31/05	2,231	$1.434821	to	$1.467592	$3,291	1.83%	0.40%	to	1.25%	2.90%	to	3.77%
Year Ended 12/31/04	1,183	$1.394433	to	$1.414287	$1,765	1.92%	0.40%	to	1.25%	13.73%	to	14.70%
Year Ended 12/31/03	387	$1.226098	to	$1.233047	$484	2.70%	0.40%	to	1.25%	22.61%	to	23.30%
Year Ended 12/31/02	n/a		n/a		n/a	n/a		n/a			n/a
Year Ended 12/31/01	n/a		n/a		n/a	n/a		n/a			n/a
Index 500 Stock
Year Ended 12/31/05	17,959	$0.886007	to	$4.498618	$74,074	1.75%	0.40%	to	1.25%	3.43%	to	4.31%
Year Ended 12/31/04	19,851	$0.850261	to	$4.327836	$79,921	1.34%	0.40%	to	1.25%	9.32%	to	10.26%
Year Ended 12/31/03	21,633	$0.771935	to	$3.938953	$80,568	1.49%	0.40%	to	1.25%	26.84%	to	27.92%
Year Ended 12/31/02	23,497	$0.604035	to	$3.089894	$69,294	1.40%	0.40%	to	1.25%	(23.04%)	to	(22.38%)
Year Ended 12/31/01	27,345	$0.779001	to	$3.994853	$104,907	1.32%	0.40%	to	1.25%	(12.98%)	to	(12.23%)
Asset Allocation (1)
Year Ended 12/31/05	8,565	$1.180583	to	$1.225587	$10,181	1.41%	0.40%	to	1.25%	5.67%	to	6.57%
Year Ended 12/31/04	6,384	$1.117219	to	$1.150060	$7,179	0.00%	0.40%	to	1.25%	8.65%	to	9.58%
Year Ended 12/31/03	4,665	$1.028260	to	$1.049545	$4,815	2.12%	0.40%	to	1.25%	19.13%	to	20.14%
Year Ended 12/31/02	3,238	$0.863125	to	$0.873571	$2,797	2.26%	0.40%	to	1.25%	(11.37%)	to	(10.62%)
Year Ended 12/31/01	821	$0.973862	to	$0.977328	$800	1.20%	0.40%	to	1.25%	2.61%	to	(2.27%)
Balanced
Year Ended 12/31/05	20,403	$1.120868	to	$9.172086	$165,717	2.68%	0.40%	to	1.25%	2.31%	to	3.18%
Year Ended 12/31/04	23,226	$1.087384	to	$8.920173	$184,688	2.61%	0.40%	to	1.25%	6.55%	to	7.46%
Year Ended 12/31/03	26,091	$1.012887	to	$8.329807	$194,989	3.25%	0.40%	to	1.25%	16.53%	to	17.52%
Year Ended 12/31/02	29,067	$0.862735	to	$7.112654	$181,291	3.92%	0.40%	to	1.25%	(8.68%)	to	(7.91%)
Year Ended 12/31/01	33,386	$0.937735	to	$7.750204	$228,923	4.26%	0.40%	to	1.25%	(4.36%)	to	(3.54%)
High Yield Bond
Year Ended 12/31/05	2,920	$1.413965	to	$2.146008	$5,918	6.53%	0.40%	to	1.25%	0.14%	to	0.98%
Year Ended 12/31/04	3,029	$1.401540	to	$2.132449	$6,155	6.98%	0.40%	to	1.25%	11.36%	to	12.31%
Year Ended 12/31/03	2,982	$1.249172	to	$1.905353	$5,425	0.21%	0.40%	to	1.25%	27.46%	to	28.54%
Year Ended 12/31/02	2,982	$0.972766	to	$1.487426	$4,267	9.94%	0.40%	to	1.25%	(4.10%)	to	(3.28%)
Year Ended 12/31/01	3,362	$1.006773	to	$1.543249	$5,008	10.16%	0.40%	to	1.25%	3.72%	to	4.61%

Select Bond
Year Ended 12/31/05	3,618	$1.470271	to	$11.164423	$28,447	3.57%	0.40%	to	1.25%	0.95%	to	1.81%
Year Ended 12/31/04	3,465	$1.445569	to	$11.003992	$27,344	4.10%	0.40%	to	1.25%	3.44%	to	4.33%
Year Ended 12/31/03	3,619	$1.386996	to	$10.584441	$29,248	3.93%	0.40%	to	1.25%	4.18%	to	5.07%
Year Ended 12/31/02	3,820	$1.321394	to	$10.108841	$31,434	4.40%	0.40%	to	1.25%	10.70%	to	11.64%
Year Ended 12/31/01	3,027	$1.184790	to	$9.086342	$23,757	5.71%	0.40%	to	1.25%	8.99%	to	9.92%
Money Market
Year Ended 12/31/05	5,537	$1.137767	to	$3.134091	$14,793	2.93%	0.40%	to	1.25%	1.71%	to	2.57%
Year Ended 12/31/04	5,572	$1.110318	to	$3.066057	$14,568	1.42%	0.40%	to	1.25%	0.17%	to	1.03%
Year Ended 12/31/03	7,192	$1.100118	to	$3.045469	$18,201	1.26%	0.40%	to	1.25%	(0.02%)	to	0.83%
Year Ended 12/31/02	10,274	$1.092171	to	$3.030949	$26,587	1.65%	0.40%	to	1.25%	0.39%	to	1.25%
Year Ended 12/31/01	10,780	$1.079788	to	$3.004024	$27,147	3.80%	0.40%	to	1.25%	2.62%	to	3.50%
Fidelity VIP Mid Cap (2)
Year Ended 12/31/05	3,237	$2.001683	to	$2.047402	$6,558	0.00%	0.40%	to	1.25%	16.56%	to	17.54%
Year Ended 12/31/04	2,151	$1.717354	to	$1.741819	$3,719	0.00%	0.40%	to	1.25%	23.11%	to	24.16%
Year Ended 12/31/03	739	$1.395022	to	$1.402932	$1,030	0.00%	0.40%	to	1.25%	39.50%	to	40.29%
Year Ended 12/31/02	n/a		n/a		n/a	n/a		n/a			n/a
Year Ended 12/31/01	n/a		n/a		n/a	n/a		n/a			n/a
Russell Multi-Style Equity
Year Ended 12/31/05	6,402	$0.858577	to	$0.919329	$5,658	1.09%	0.40%	to	1.25%	5.94%	to	6.84%
Year Ended 12/31/04	7,020	$0.804386	to	$0.860463	$5,862	0.73%	0.40%	to	1.25%	8.44%	to	9.37%
Year Ended 12/31/03	5,881	$0.736202	to	$0.786751	$4,546	0.72%	0.40%	to	1.25%	27.26%	to	28.34%
Year Ended 12/31/02	5,060	$0.574187	to	$0.613006	$3,104	0.60%	0.40%	to	1.25%	(24.14%)	to	(23.50%)
Year Ended 12/31/01	5,082	$0.751294	to	$0.801293	$4,111	0.46%	0.40%	to	1.25%	(15.28%)	to	(14.55%)

(1)	Division commenced operations on July 31, 2001.

(2)	Division commenced operations on May 1, 2003.

(3)	Total Return includes deductions for management and other expenses; excludes deductions for sales loads and other charges. Returns are not annualized for periods less than one year.

NML Variable Annuity Account A

Notes to Financial Statements

December 31, 2005

	As of the respective period end date:					For the respective period ended:
Division	Units Outstanding (000’s)	Unit Value, Lowest to Highest			Net Assets (000’s)	Dividend Income as a % of Average Net Assets	Expense Ratio, Lowest to Highest			Total Return Lowest to Highest (3)
Russell Aggressive Equity
Year Ended 12/31/05	3,005	$1.274157	to	$1.506167	$4,279	0.18%	0.40%	to	1.25%	5.04%	to	5.94%
Year Ended 12/31/04	3,344	$1.203942	to	$1.421771	$4,538	0.17%	0.40%	to	1.25%	13.30%	to	14.27%
Year Ended 12/31/03	3,147	$1.054631	to	$1.244218	$3,764	0.11%	0.40%	to	1.25%	43.79%	to	45.01%
Year Ended 12/31/02	2,664	$0.727980	to	$0.857996	$2,219	0.00%	0.40%	to	1.25%	(20.06%)	to	(19.38%)
Year Ended 12/31/01	2,763	$0.903873	to	$1.064253	$2,875	0.11%	0.40%	to	1.25%	(3.58%)	to	(2.76%)
Russell Non-U.S.
Year Ended 12/31/05	4,572	$1.024633	to	$1.289430	$5,582	1.63%	0.40%	to	1.25%	12.28%	to	13.23%
Year Ended 12/31/04	4,635	$0.905783	to	$1.138748	$5,040	2.07%	0.40%	to	1.25%	16.83%	to	17.82%
Year Ended 12/31/03	3,801	$0.769505	to	$0.966479	$3,551	2.94%	0.40%	to	1.25%	37.07%	to	38.23%
Year Ended 12/31/02	3,385	$0.557227	to	$0.699179	$2,311	1.48%	0.40%	to	1.25%	(16.20%)	to	(15.49%)
Year Ended 12/31/01	3,516	$0.659991	to	$0.827309	$2,862	0.60%	0.40%	to	1.25%	(23.00%)	to	(22.34%)
Russell Core Bond
Year Ended 12/31/05	2,788	$1.329349	to	$1.406633	$3,738	3.60%	0.40%	to	1.25%	0.75%	to	1.61%
Year Ended 12/31/04	2,653	$1.319453	to	$1.384409	$3,527	2.44%	0.40%	to	1.25%	3.36%	to	4.24%
Year Ended 12/31/03	1,927	$1.276523	to	$1.328054	$2,474	3.47%	0.40%	to	1.25%	4.83%	to	5.72%
Year Ended 12/31/02	1,888	$1.217720	to	$1.256188	$2,305	2.87%	0.40%	to	1.25%	7.49%	to	8.40%
Year Ended 12/31/01	1,323	$1.132872	to	$1.158815	$1,501	5.90%	0.40%	to	1.25%	6.07%	to	6.97%
Russell Real Estate Securities
Year Ended 12/31/05	4,692	$2.540501	to	$2.831791	$12,288	2.10%	0.40%	to	1.25%	11.56%	to	12.51%
Year Ended 12/31/04	4,514	$2.277262	to	$2.519496	$10,592	2.27%	0.40%	to	1.25%	33.20%	to	34.33%
Year Ended 12/31/03	3,171	$1.709672	to	$1.877412	$5,521	5.35%	0.40%	to	1.25%	35.51%	to	36.66%
Year Ended 12/31/02	2,390	$1.261665	to	$1.375137	$3,057	5.39%	0.40%	to	1.25%	2.51%	to	3.39%
Year Ended 12/31/01	1,430	$1.230726	to	$1.331406	$1,820	5.13%	0.40%	to	1.25%	6.49%	to	7.40%

(1)	Division commenced operations on July 31, 2001.

(2)	Division commenced operations on May 1, 2003.

(3)	Total Return includes deductions for management and other expenses; excludes deductions for sales loads and other charges. Returns are not annualized for periods less than one year.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
100 E. Wisconsin Ave., Suite 1800
Milwaukee, WI 53202
Telephone (414) 212 1600
Facsimile (414) 212 1880

Report of Independent Registered Public Accounting Firm

To The Northwestern Mutual Life Insurance Company and

Contract Owners of NML Variable Annuity Account A

In our opinion, the accompanying statements of assets and liabilities, the related statements of operations, and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of the NML Variable Annuity Account A and its Small Cap Growth Stock Division, T. Rowe Price Small Cap Value Division, Aggressive Growth Stock Division, International Growth Division, Franklin Templeton International Equity Division, AllianceBernstein Mid Cap Value Division, Index 400 Stock Division, Janus Capital Appreciation Division, Growth Stock Division, Large Cap Core Stock Division, Capital Guardian Domestic Equity Division, T. Rowe Price Equity Income Division, Index 500 Stock Division, Asset Allocation Division, Balanced Division, High Yield Bond Division, Select Bond Division, Money Market Division, Fidelity VIP Mid Cap Division, Russell Multi-Style Equity Division, Russell Aggressive Equity Division, Russell Non-U.S. Division, Russell Core Bond Division, and Russell Real Estate Securities Division at December 31, 2005, and the results of each of their operations, the changes in each of their net assets and their financial highlights for the periods presented, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as “financial statements”) are the responsibility of The Northwestern Mutual Life Insurance Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included direct confirmation of securities owned at December 31, 2005 with Northwestern Mutual Series Fund, Inc., Fidelity Variable Insurance Products Fund III and the Russell Investment Funds, provide a reasonable basis for our opinion.

/s/ PRICEWATERHOUSECOOPERS LLP

Milwaukee, Wisconsin

February 7, 2006

The following financial statements of Northwestern Mutual should be considered only as bearing upon the ability of Northwestern Mutual to meet its obligations under the Contracts.

FINANCIAL STATEMENTS OF NORTHWESTERN MUTUAL

The Northwestern Mutual Life Insurance Company

Consolidated Statement of Financial Position

(in millions)

	December 31,
	2005	2004
Assets:
Bonds	$65,899	$60,930
Common and preferred stocks	8,120	7,414
Mortgage loans	18,118	17,240
Real estate	1,620	1,619
Policy loans	10,265	9,750
Other investments	6,935	5,774
Cash and temporary investments	2,124	2,949

Total investments	113,081	105,676
Due and accrued investment income	1,183	1,133
Net deferred tax assets	1,057	936
Deferred premium and other assets	1,983	1,894
Separate account assets	15,753	14,318

Total assets	$133,057	$123,957

Liabilities and Surplus:
Reserves for policy benefits	$94,144	$87,588
Policyowner dividends payable	4,270	3,910
Interest maintenance reserve	839	943
Asset valuation reserve	2,529	2,556
Income taxes payable	593	665
Other liabilities	4,548	5,043
Separate account liabilities	15,753	14,318

Total liabilities	122,676	115,023
Surplus	10,381	8,934

Total liabilities and surplus	$133,057	$123,957

The accompanying notes are an integral part of these financial statements.

FINANCIAL STATEMENTS OF NORTHWESTERN MUTUAL

The Northwestern Mutual Life Insurance Company

Consolidated Statement of Operations

(in millions)

	For the year ended December 31,
	2005	2004	2003
Revenue:
Premiums	$11,363	$10,682	$10,307
Net investment income	6,543	6,117	5,737
Other income	494	511	501

Total revenue	18,400	17,310	16,545

Benefits and expenses:
Benefit payments to policyowners and beneficiaries	4,577	4,487	4,079
Net additions to policy benefit reserves	6,445	6,181	6,260
Net transfers to separate accounts	664	422	288

Total benefits	11,686	11,090	10,627
Commissions and operating expenses	1,774	1,741	1,690

Total benefits and expenses	13,460	12,831	12,317

Gain from operations before dividends and taxes	4,940	4,479	4,228
Policyowner dividends	4,269	3,880	3,765

Gain from operations before taxes	671	599	463
Income tax expense (benefit)	57	(124)	(90)

Net gain from operations	614	723	553
Net realized capital gains	310	94	139

Net income	$924	$817	$692

The accompanying notes are an integral part of these financial statements.

FINANCIAL STATEMENTS OF NORTHWESTERN MUTUAL

The Northwestern Mutual Life Insurance Company

Consolidated Statement of Changes in Surplus

(in millions)

	For the year ended December 31,
	2005	2004	2003
Beginning of year balance	$8,934	$7,547	$7,217
Net income	924	817	692
Change in net unrealized capital gains	343	645	1,171
Change in net deferred income tax	237	28	(137)
Change in nonadmitted assets and other	(84)	(115)	(96)
Change in asset valuation reserve	27	12	(1,300)

Net increase in surplus	1,447	1,387	330

End of year balance	$10,381	$8,934	$7,547

The accompanying notes are an integral part of these financial statements.

FINANCIAL STATEMENTS OF NORTHWESTERN MUTUAL

The Northwestern Mutual Life Insurance Company

Consolidated Statement of Cash Flows

(in millions)

	For the year ended December 31,
	2005	2004	2003
Cash flows from operating activities:
Premiums and other income received	$8,074	$7,584	$6,984
Investment income received	6,347	5,999	5,727
Disbursement of policy loans, net of repayments	(515)	(199)	(254)
Benefit payments to policyowners and beneficiaries	(4,794)	(4,650)	(4,312)
Net transfers to separate accounts	(657)	(418)	(284)
Commissions, expenses and taxes paid	(2,000)	(1,900)	(1,637)

Net cash provided by operating activities	6,455	6,416	6,224

Cash flows from investing activities:
Proceeds from investments sold or matured:
Bonds	72,406	47,537	75,838
Common and preferred stocks	3,969	3,300	2,392
Mortgage loans	2,585	1,867	1,843
Real estate	120	109	356
Other investments	1,389	1,258	1,047

	80,469	54,071	81,476

Cost of investments acquired:
Bonds	77,345	52,323	79,994
Common and preferred stocks	3,896	3,150	2,708
Mortgage loans	3,464	2,670	2,534
Real estate	261	259	191
Other investments	2,661	1,757	1,387

	87,627	60,159	86,814

Net cash applied to investing activities	(7,158)	(6,088)	(5,338)

Cash flows from financing and miscellaneous sources:
Net inflows on deposit-type contracts	52	32	142
Other cash applied	(174)	(5)	(248)

Net cash provided by (applied to) financing and other activities:	(122)	27	(106)

Net increase (decrease) in cash and temporary investments	(825)	355	780
Cash and temporary investments, beginning of year	2,949	2,594	1,814

Cash and temporary investments, end of year	$2,124	$2,949	$2,594

The accompanying notes are an integral part of these financial statements.

FINANCIAL STATEMENTS OF NORTHWESTERN MUTUAL

The Northwestern Mutual Life Insurance Company

Notes to Consolidated Statutory Financial Statements

December 31, 2005, 2004 and 2003

1.	Basis of Presentation and Changes in Accounting Principles

The accompanying consolidated statutory financial statements include the accounts of The Northwestern Mutual Life Insurance Company and its wholly-owned subsidiary, Northwestern Long Term Care Insurance Company (together, “the Company”). All intercompany balances and transactions have been eliminated. The Company offers life, annuity, disability income and long-term care insurance products to the personal, business and estate markets.

The consolidated financial statements were prepared in accordance with accounting practices prescribed or permitted by the Office of the Commissioner of Insurance of the State of Wisconsin (“statutory basis of accounting”). See Notes 3 and 12. Financial statements prepared on the statutory basis of accounting differ from financial statements prepared in accordance with generally accepted accounting principles (“GAAP”), primarily because on a GAAP basis: (1) certain policy acquisition costs are deferred and amortized, (2) investment valuations and policy benefit reserves are established using different methods and assumptions, (3) deposit-type contracts, for which premiums, benefits and reserve changes are not included in revenue or benefits as reported in the statement of operations, are defined differently, (4) majority-owned, non-insurance subsidiaries are consolidated, (5) changes in deferred taxes are reported as a component of net income and (6) no deferral of realized investment gains and losses is permitted. The effects on the financial statements of the Company attributable to the differences between the statutory basis of accounting and GAAP are material.

2.	New Accounting and Reporting Pronouncements

Following is a summary of new statutory basis accounting or disclosure requirements that were adopted by the Company for the first time during 2005.

Investments in Subsidiary, Controlled and Affiliated Entities

Statement of Statutory Accounting Principles No. 88 requires that the Company’s equity method investments in any non-insurance subsidiary, controlled or affiliated entity (“SCA”) be supported by audited GAAP financial statements of the SCA. Any equity method investment in an SCA that is not supported by audited GAAP financial statements must be nonadmitted and thereby excluded from reported assets and surplus. Prior to the adoption of this new guidance, the GAAP financial statements on which equity method investments in SCAs were based were not required to be audited. As required by the new guidance, this change was adopted prospectively beginning in 2005.

In preparation for adoption of the new guidance, the Company made capital contributions during 2005 of its investment interest in certain unaudited SCAs to another wholly-owned subsidiary for which audited GAAP financial statements are prepared annually. The aggregate equity method statement value and fair value of the investment interests transferred were $987 million and $1.3 billion, respectively. These capital contributions were made at statement value, and no capital gain or loss was reported as a result of these transfers.

At December 31, 2005, the equity method statement value of the SCA investments transferred continue to be admitted in the reported value of the Company’s investment assets and surplus. Certain other SCA investments with an aggregate equity method statement value of $85 million did not meet the requirements of the new guidance and were nonadmitted at December 31, 2005.

FINANCIAL STATEMENTS OF NORTHWESTERN MUTUAL

The Northwestern Mutual Life Insurance Company

Notes to Consolidated Statutory Financial Statements

December 31, 2005, 2004 and 2003

This increase in nonadmitted assets is included as a direct reduction of surplus in the consolidated statement of changes in surplus for the year ended December 31, 2005.

Impact of Medicare Modernization Act on Postretirement Benefits

Statutory Accounting Principles Interpretation No. 04-17 requires the Company to evaluate the impact of Medicare Prescription Drug Improvement and Modernization Act of 2003 (“the Act”) on its liability for postretirement health benefits. The Act introduces a voluntary prescription drug benefit under Medicare Part D, effective January 1, 2006. Under the Act, employers can receive subsidy payments from the federal government if they provide equivalent drug benefits to qualified plan participants who do not elect to enroll in Medicare Part D.

The Company has determined that the drug benefits provided by its existing postretirement health plan are actuarially equivalent to the new Medicare benefit, and as a result the Company is eligible for the government subsidy. Accordingly, the plan’s projected benefit obligation was reduced by $22 million upon the adoption of this new guidance on January 1, 2005. This reduction was treated as a deferred experience gain, which will be amortized as a reduction of net periodic postretirement cost over a period of up to 18 years, the average remaining years of service for active plan participants. For the year ended December 31, 2005, this amortization reduced net periodic postretirement cost by $3 million. See Note 9.

Pension and Postretirement Benefit Disclosures

Statutory Accounting Principles Working Group Issue No. 2005-1 requires that certain additional disclosures be made regarding the Company’s pension and postretirement benefits provided to employees and financial representatives. These additional disclosures include a summary of plan investment assets, a description of the related investment policy, expected plan contributions to be made by the Company during the upcoming fiscal year and an estimate of the benefits to be paid to plan participants over the next ten years. See Note 9.

Other Than Temporary Declines in the Value of Investments

Statutory Accounting Principles Interpretation No. 02-07 requires that a decline in the value of an investment security due to an increase in market interest rates be recognized as other-than-temporary only if management has the intent to sell the security as of the reporting date. This interpretation has been incorporated into the Company’s impairment policy but did not have a material effect on the impairments recognized in 2005.

3.	Summary of Significant Accounting Policies

The preparation of financial statements in accordance with the statutory basis of accounting requires management to make estimates or assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods then ended. Actual future results could differ from these estimates and assumptions.

Investments

See Notes 4 and 15 regarding the reported statement value and estimated fair value of the Company’s investments in bonds, common and preferred stocks, mortgage loans and real estate.

FINANCIAL STATEMENTS OF NORTHWESTERN MUTUAL

The Northwestern Mutual Life Insurance Company

Notes to Consolidated Statutory Financial Statements

December 31, 2005, 2004 and 2003

Policy Loans

Policy loans primarily represent amounts borrowed from the Company by life insurance policyowners, secured by the cash value of the related policies, and are reported in the financial statements at unpaid principal balance.

Other Investments

Other investments consist primarily of partnership investments (including real estate, venture capital and leveraged buyout fund limited partnerships), real estate joint ventures and unconsolidated non-insurance subsidiaries organized as limited liability companies. These investments are valued based on the equity method of accounting.

Other investments also include $97 million and $104 million of interests in oil and natural gas production at December 31, 2005 and 2004, respectively. These oil and gas interests are accounted for using the full cost method, a method permitted by the Office of the Commissioner of Insurance of the State of Wisconsin (“OCI”). The NAIC “Accounting Practices and Procedures Manual” does not provide accounting guidance for oil and gas interests.

Other investments also include leveraged leases and derivative financial instruments. See Note 4 for a description of the Company’s investments in leveraged leases and Note 5 regarding the Company’s use of derivatives and their presentation in the financial statements.

Temporary Investments

Temporary investments represent securities that had maturities of one year or less at purchase and are reported at amortized cost, which approximates fair value.

Net Investment Income

Net investment income primarily represents interest and dividends received or accrued on bonds, mortgage loans, policy loans and other investments. It also includes amortization of any purchase premium or discount using the interest method, adjusted retrospectively for any change in estimated yield-to-maturity. Accrued investment income more than 90 days past due is nonadmitted and reported as a direct reduction of surplus. Accrued investment income that is ultimately deemed uncollectible is reported as a reduction of net investment income in the period that such determination is made. Net investment income also includes dividends paid to the Company from accumulated earnings of joint ventures, partnerships and unconsolidated non-insurance subsidiaries and prepayment fees on bonds and mortgages. Net investment income is reduced by investment management expenses, real estate depreciation, depletion related to energy assets and interest costs associated with securities lending.

Interest Maintenance Reserve

The Company is required to maintain an interest maintenance reserve (“IMR”). The IMR is used to defer realized gains and losses, net of income tax, on fixed income investments and derivatives that are attributable to changes in interest rates. Net realized gains and losses deferred to the IMR are amortized into investment income over the estimated remaining term to maturity of the investment sold or the asset/liability hedged by the derivative.

Investment Capital Gains and Losses

Realized capital gains and losses are recognized based upon specific identification of securities sold. Realized capital losses also include valuation adjustments for impairment of bonds, stocks, mortgage loans, real estate and other investments that have experienced a decline in fair value that management considers to be other-than-temporary. Factors considered in evaluating whether a decline in value is other-than-temporary include: (1) the duration and extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer in

FINANCIAL STATEMENTS OF NORTHWESTERN MUTUAL

The Northwestern Mutual Life Insurance Company

Notes to Consolidated Statutory Financial Statements

December 31, 2005, 2004 and 2003

relation to the anticipated recovery, and (3) the Company’s ability and intent to retain the investment for a period of time sufficient to allow for an anticipated recovery in value. Realized capital gains and losses as reported in the consolidated statement of operations exclude any IMR deferrals. See Note 4 regarding realized capital gains and losses.

Unrealized capital gains and losses primarily represent changes in the reported fair value of common stocks and changes in valuation adjustments made for bonds in or near default. Changes in the Company’s share of undistributed earnings of joint ventures, partnerships and unconsolidated non-insurance subsidiaries are also classified as changes in unrealized capital gains and losses. See Note 4 regarding changes in unrealized capital gains and losses.

Asset Valuation Reserve

The Company is required to maintain an asset valuation reserve (“AVR”). The AVR represents a reserve liability for invested asset valuation using a formula prescribed by the National Association of Insurance Commissioners (“NAIC”). The AVR is designed to protect surplus against potential declines in the value of the Company’s investments. Increases or decreases in AVR are reported as direct adjustments to surplus.

Separate Accounts

Separate account assets and related policy liabilities represent the segregation of balances attributable to variable life insurance and variable annuity products. Policyowners bear the investment performance risk associated with variable products. Separate account assets are invested at the direction of the policyowner in a variety of mutual fund options. Variable annuity policyowners also have the option to invest in a fixed interest rate annuity issued by the general account of the Company. Separate account assets are reported at fair value based primarily on quoted market prices. See Note 8.

Premium Revenue

Life insurance premiums are recognized as revenue at the beginning of each policy year. Disability income and long-term care insurance premiums are recognized as revenue when due to the Company. Annuity premiums are recognized as revenue when received. Considerations received on supplementary insurance contracts without life contingencies are deposit-type transactions and thereby excluded from revenue in the consolidated statement of operations. Premium revenue is reported net of ceded reinsurance, see Note 10.

Other Income

Other income primarily represents ceded reinsurance expense allowances and various insurance policy charges. See Note 10.

Benefit Payments to Policyowners and Beneficiaries

Benefit payments to policyowners and beneficiaries include death, surrender, disability and long-term care benefits, as well as matured endowments and payments on supplementary insurance contracts that include life contingencies. Benefit payments on supplementary insurance contracts without life contingencies are deposit-type transactions and thereby excluded from benefits in the consolidated statement of operations. Benefit payments are reported net of ceded reinsurance recoveries, see Note 10.

Reserves for Policy Benefits

Reserves for policy benefits represent the net present value of future policy benefits, less future policy premiums, estimated using actuarial methods based on mortality and morbidity experience tables and valuation interest rates prescribed or permitted by the OCI. These actuarial tables and

FINANCIAL STATEMENTS OF NORTHWESTERN MUTUAL

The Northwestern Mutual Life Insurance Company

Notes to Consolidated Statutory Financial Statements

December 31, 2005, 2004 and 2003

methods include assumptions regarding future mortality and morbidity. Actual future experience could differ from the assumptions used to make these reserve estimates. See Note 6.

Commissions and Operating Expenses

Commissions and other operating costs, including costs of acquiring new insurance policies, are generally charged to expense as incurred.

Electronic Data Processing Equipment and Software

The cost of electronic data processing (“EDP”) equipment and operating system software used in the Company’s business is generally capitalized and depreciated over three years using the straight-line method. Non-operating system software is generally capitalized and depreciated over a maximum of five years. EDP equipment and operating software assets of $33 million and $37 million at December 31, 2005 and 2004, respectively, are classified as other assets in the consolidated statement of financial position and are net of accumulated depreciation of $88 million and $68 million, respectively. Non-operating software costs, net of accumulated depreciation, are nonadmitted assets and thereby excluded from reported assets and surplus in the consolidated statement of financial position. Depreciation expense for EDP equipment and software totaled $71 million, $56 million and $42 million for the years ended December 31, 2005, 2004 and 2003, respectively.

Furniture, Fixtures and Equipment

The cost of furniture, fixtures and equipment, including leasehold improvements, is generally capitalized and depreciated over the useful life of the assets using the straight-line method. Furniture, fixtures and equipment costs, net of accumulated depreciation, are nonadmitted assets and thereby excluded from reported assets and surplus in the consolidated statement of financial position. Depreciation expense for furniture, fixtures and equipment totaled $7 million, $7 million and $6 million for the years ended December 31, 2005, 2004 and 2003, respectively.

Policyowner Dividends

Nearly all life, disability income and long-term care insurance policies and certain annuity contracts issued by the Company are participating. Annually, the Company’s Board of Trustees approves dividends payable on participating policies during the subsequent fiscal year, which are accrued and charged to operations when approved. Participating policyowners generally have the option to direct their dividends to be paid in cash, used to reduce future premiums due or used to purchase additional insurance. Dividends used by policyowners to purchase additional insurance are reported as premiums in the consolidated statement of operations, but are not included in premiums received or benefit payments in the consolidated statement of cash flows.

Nonadmitted Assets

Certain assets are designated as nonadmitted on the statutory basis of accounting. Such assets, principally related to pension funding, amounts advanced to or due from the Company’s financial representatives, furniture, fixtures, equipment and non-operating software (net of accumulated depreciation) and certain invested assets are excluded from reported assets and surplus in the consolidated statement of financial position. Changes in nonadmitted assets are reported as a direct adjustment to surplus in the consolidated statement of changes in surplus.

Reclassifications

Certain prior year footnote disclosures have been reclassified to conform to the current year presentation.

FINANCIAL STATEMENTS OF NORTHWESTERN MUTUAL

The Northwestern Mutual Life Insurance Company

Notes to Consolidated Statutory Financial Statements

December 31, 2005, 2004 and 2003

4.	Investments

Bonds

Investments in bonds are reported in the financial statements at amortized cost, less any valuation adjustment. The interest method is used to amortize any purchase premium or discount. Use of the interest method for loan-backed bonds and structured securities includes estimates of future prepayments obtained from independent sources. Prepayment assumptions are updated at least annually, using the retrospective adjustment method to recognize related changes in the estimated yield-to-maturity of such securities. Prior to 2004, the prospective adjustment method was used. The cumulative effect of this change in method as of January 1, 2004 was immaterial.

Valuation adjustments are made for bonds in or near default, which are reported at the lower of amortized cost or fair value, or for bonds with a decline in fair value that management considers to be other-than-temporary. See Note 3 regarding investment capital gains and losses. At December 31, 2005 and 2004, the reported value of bonds was reduced by $174 million and $121 million, respectively, of valuation adjustments.

Disclosure of estimated fair value is based upon values published by the Securities Valuation Office (“SVO”) of the NAIC. In the absence of SVO-published values, estimated fair value is based upon quoted market prices, if available. For bonds without quoted market prices, fair value is estimated using independent pricing services or internally developed pricing models.

Statement value and estimated fair value of bonds at December 31, 2005 and 2004 were as follows:

December 31, 2005	Reconciliation to Estimated Fair Value
	Statement Value	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(in millions)
U.S. Government	$7,309	$266	$(77)	$7,498
States, territories and possessions	96	1	(3)	94
Special revenue and assessments	12,505	114	(197)	12,422
Public utilities	3,507	126	(49)	3,584
Banks, trust and insurance companies	7,521	364	(98)	7,787
Industrial and miscellaneous	34,961	1,303	(355)	35,909

	$65,899	$2,174	$(779)	$67,294

December 31, 2004	Reconciliation to Estimated Fair Value
	Statement Value	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(in millions)
U.S. Government	$8,848	$475	$(47)	$9,276
States, territories and possessions	264	43	(1)	306
Special revenue and assessments	11,207	178	(28)	11,357
Public utilities	3,915	304	(6)	4,213
Banks, trust and insurance companies	8,254	542	(41)	8,755
Industrial and miscellaneous	28,442	1,621	(179)	29,884

Total	$60,930	$3,163	$(302)	$63,791

FINANCIAL STATEMENTS OF NORTHWESTERN MUTUAL

The Northwestern Mutual Life Insurance Company

Notes to Consolidated Statutory Financial Statements

December 31, 2005, 2004 and 2003

Statement value and estimated fair value of bonds by contractual maturity at December 31, 2005 are presented below. Estimated maturities may differ from contractual maturities because certain borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

	Statement Value	Estimated Fair Value
	(in millions)
Due in one year or less	$971	$980
Due after one year through five years	10,835	11,050
Due after five years through ten years	17,234	17,489
Due after ten years	16,196	17,214

	45,236	46,733
Mortgage-backed and structured securities	20,663	20,561

Total	$65,899	$67,294

Common and Preferred Stocks

Common stocks are generally reported in the financial statements at fair value, which is based upon quoted market prices, if available. For common stocks without quoted market prices, fair value is estimated using independent pricing services or internally developed pricing models. The equity method is generally used to value investments in common stock of unconsolidated non-insurance subsidiaries. See Note 12 regarding the statement value of the Company’s investment in Frank Russell Company.

Preferred stocks rated “1” (highest quality), “2” (high quality), or “3” (medium quality) by the SVO are reported in the financial statements at amortized cost. All other preferred stock is reported at the lower of amortized cost or fair value. Estimated fair value is based upon quoted market prices, if available. For preferred stock without quoted market prices, fair value is estimated using independent pricing services or internally developed pricing models.

Valuation adjustments are made for preferred stocks rated “4” (low quality), “5” (lower quality) or “6” (lowest quality) by the SVO, which are reported at the lower of cost or fair value, or for common and preferred stocks with a decline in fair value that management considers to be other-than-temporary. At December 31, 2005 and 2004, the reported value of common and preferred stocks was reduced by $172 million and $108 million, respectively, of valuation adjustments.

Mortgage Loans

Mortgage loans are reported in the financial statements at unpaid principal balance, less any valuation allowance or unamortized commitment or origination fee. Such fees are generally deferred upon receipt and amortized into investment income using the interest method.

Mortgage loans are considered impaired when, based on current information, management considers it probable that the Company will be unable to collect all principal and interest due according to the contractual terms of the loan. If necessary, a valuation adjustment is made to reduce the carrying value of an impaired loan to the lower of unpaid principal balance or

FINANCIAL STATEMENTS OF NORTHWESTERN MUTUAL

The Northwestern Mutual Life Insurance Company

Notes to Consolidated Statutory Financial Statements

December 31, 2005, 2004 and 2003

estimated net realizable value based on appraisal of the collateral property. If the impairment is considered to be temporary, the valuation adjustment is reported as an unrealized loss. Valuation adjustments for impairments considered to be other-than-temporary are reported as realized losses. The reported value of mortgage loans was reduced by $2 million for valuation adjustments at each of December 31, 2005 and 2004.

The maximum and minimum interest rates for mortgage loans originated during 2005 were 7.8% and 3.7%, respectively, while these rates during 2004 were 8.8% and 2.3%, respectively. The aggregate ratio of amounts loaned to the value of collateral for mortgage loans originated during 2005 and 2004 were 59% and 65%, respectively, with a maximum of 100% for any single loan during each of 2005 and 2004.

Real Estate

Real estate investments are reported in the financial statements at cost, less any valuation adjustment, encumbrances and accumulated depreciation of buildings and other improvements using a straight-line method over the estimated useful lives of the improvements. An investment in real estate is considered impaired when, based on current information, the estimated fair value of the property is lower than depreciated cost. The estimated fair value is primarily based upon the present value of future cash flow (for commercial properties) or the capitalization of stabilized net operating income (for multi-family residential properties). When the Company determines that an investment in real estate is impaired, a valuation adjustment is made to reduce the carrying value to estimated fair value, net of encumbrances. Valuation adjustments are reported as a realized loss. The reported value of real estate investments was reduced by $27 million for valuation adjustments at each of December 31, 2005 and 2004.

At December 31, 2005 and 2004, the reported value of real estate included $185 million and $190 million, respectively, of real estate properties occupied by the Company.

Leveraged Leases

Leveraged leases primarily represent investments in commercial aircraft or real estate properties that are leased to third parties and serve as collateral for non-recourse borrowings. Leveraged leases are valued at the present value of future minimum lease payments plus the residual value of the leased asset and classified as other investments in the consolidated statement of financial position. At December 31, 2005 and 2004, the reported value of leveraged leases was $342 million and $458 million, respectively. When the Company determines that an investment in leveraged leases is impaired, the lease value is recalculated with a valuation adjustment made to reduce the statement value. Valuation adjustments are reported as a realized loss. At December 31, 2005 and 2004, the reported value of leveraged leases was reduced by $106 million and $98 million, respectively, of valuation adjustments.

FINANCIAL STATEMENTS OF NORTHWESTERN MUTUAL

The Northwestern Mutual Life Insurance Company

Notes to Consolidated Statutory Financial Statements

December 31, 2005, 2004 and 2003

Capital Gains and Losses

Realized investment gains and losses for the years ended December 31, 2005, 2004 and 2003 were as follows:

	For the year ended December 31, 2005		Net Realized Gains (Losses)	For the year ended December 31, 2004		Net Realized Gains (Losses)	For the year ended December 31, 2003		Net Realized Gains (Losses)
	Realized Gains	Realized Losses		Realized Gains	Realized Losses		Realized Gains	Realized Losses
	(in millions)
Bonds	$454	$(536)	$(82)	$816	$(369)	$447	$1,369	$(861)	$508
Common and preferred stocks	909	(196)	713	521	(211)	310	397	(402)	(5)
Mortgage loans	3	(1)	2	—	(1)	(1)	12	—	12
Real estate	64	(1)	63	48	(8)	40	198	—	198
Other investments	140	(177)	(37)	325	(522)	(197)	145	(286)	(141)

	$1,570	$(911)	659	$1,710	$(1,111)	599	$2,121	$(1,549)	572

Less: IMR gains (losses)			(61)			317			538
Less: Capital gains taxes (benefit)			410			188			(105)

Net realized capital gains			$310			$94			$139

Proceeds from the sale of bond investments totaled $72 billion, $47 billion and $83 billion for the years ended December 31, 2005, 2004 and 2003, respectively.

Realized losses (before capital gains taxes) included $276 million, $116 million and $405 million of valuation adjustments for declines in fair value of investments that were considered to be other-than-temporary for the years ended December 31, 2005, 2004 and 2003, respectively.

The amortized cost and estimated fair value of bonds and common and preferred stocks for which the estimated fair value had temporarily declined and remained below cost as of December 31, 2005 and 2004, were as follows:

	December 31, 2005
	Decline For Less Than 12 Months			Decline For Greater Than 12 Months
	Cost	Fair Value	Difference	Cost	Fair Value	Difference
	(in millions)
Bonds	$26,488	$25,975	$(513)	$5,752	$5,486	$(266)
Common and preferred stocks	68	64	(4)	81	62	(19)

Total	$26,556	$26,039	$(517)	$5,833	$5,548	$(285)

FINANCIAL STATEMENTS OF NORTHWESTERN MUTUAL

The Northwestern Mutual Life Insurance Company

Notes to Consolidated Statutory Financial Statements

December 31, 2005, 2004 and 2003

	December 31, 2004
	Decline For Less Than 12 Months			Decline For Greater Than 12 Months
	Cost	Fair Value	Difference	Cost	Fair Value	Difference
	(in millions)
Bonds	$13,173	$12,953	$(220)	$1,698	$1,616	$(82)
Common and preferred stocks	746	704	(42)	375	318	(57)

Total	$13,919	$13,657	$(262)	$2,073	$1,934	$(139)

Changes in net unrealized investment gains and losses for the years ended December 31, 2005, 2004 and 2003 were as follows:

	For the year ended December 31,
	2005	2004	2003
	(in millions)
Bonds	$(43)	$42	$188
Common and preferred stocks	304	818	1,372
Other investments	198	75	163

	459	935	1,723
Change in deferred taxes	(116)	(290)	(552)

	$343	$645	$1,171

Securities Lending

The Company has entered into securities lending agreements whereby certain investment securities are loaned to third parties, primarily major brokerage firms. The aggregate statement value of loaned securities was $2.9 billion and $2.5 billion at December 31, 2005 and 2004, respectively. The Company’s policy requires a minimum of 102% of the fair value of the loaned securities, calculated on a daily basis, as collateral in the form of either cash or securities held by the Company or a trustee. At December 31, 2005 and 2004, unrestricted cash collateral held by the Company of $2.9 billion and $2.6 billion, respectively, is classified as cash and invested assets and the offsetting collateral liability of $2.9 billion and $2.6 billion, respectively, is classified as other liabilities in the consolidated statement of financial position. At December 31, 2005 and 2004, additional non-cash collateral of $539 million and $359 million, respectively, was held on the Company’s behalf by a trustee and is not included in the consolidated statement of financial position.

5.	Derivative Financial Instruments

In the normal course of business, the Company enters into derivative transactions, generally to mitigate the risk to assets and surplus from fluctuations in interest rates, foreign currency exchange rates and other market risks. On the statutory basis of accounting, derivatives used for hedging purposes are classified as “cash flow” hedges, which mitigate the risk of variability in future cash flows from the position being hedged, or “fair value” hedges, which mitigate the risk of changes in fair value of the position being hedged. Derivatives classified as hedges that meet the specific requirements for hedge accounting are accounted for in a manner that is consistent

FINANCIAL STATEMENTS OF NORTHWESTERN MUTUAL

The Northwestern Mutual Life Insurance Company

Notes to Consolidated Statutory Financial Statements

December 31, 2005, 2004 and 2003

with the item being hedged (e.g., at amortized cost or fair value). Derivatives used as hedges, but that do not meet the specific requirements for hedge accounting, are accounted for at fair value.

In addition to hedging, the Company uses derivatives for the purpose of investment “replication.” A replication is a derivative transaction that, when entered into in conjunction with other investments, serves to replicate in the aggregate the characteristics of otherwise permissible investments. Derivatives used as part of a replication are accounted for in a manner consistent with the replicated asset (e.g., at amortized cost or fair value).

The reported statement value of derivatives is classified as other investments in the consolidated statement of financial position.

Fair value is estimated as the amount that the Company would expect to receive or pay upon termination of the derivative contract as of the reporting date. Changes in fair value on open derivative positions accounted for at fair value are reported as unrealized capital gains or losses. Upon maturity or termination of derivative positions accounted for at fair value, capital gains and losses are reported as realized.

The Company does not take positions in derivatives for income generation purposes.

The Company held the following derivative positions at December 31, 2005 and 2004:

	December 31, 2005			December 31, 2004
Derivative Instrument	Notional Amount	Statement Value	Fair Value	Notional Amount	Statement Value	Fair Value
	(in millions)
Cash Flow Hedges:
Interest rate floors	$1,250	$20	$34	$925	$17	$36
Swaptions	818	33	19	681	30	21
Foreign currency swaps	312	—	(10)	93	—	(14)
Construction loan forwards	19	—	1	82	—	3
Foreign currency covers	67	—	67	12	—	12
Interest rate swaps	292	3	11	351	—	9
Interest rate basis swaps	80	—	—	80	—	—
Commodity swaps	3	1	1	3	—	—
Fair Value Hedges:
Credit default swaps	220	(3)	(3)	220	(3)	(3)
Foreign currency forwards	1,735	13	13	4,171	(72)	(72)
Fixed income futures	1,775	—	—	345	—	—
Short equity index futures	441	—	—	—	—	—
Purchased put options	—	—	—	—	—	—
Replications:
Fixed income	136	—	(1)	210	—	2
Long equity futures	5	—	—	152	—	—
Long fixed income futures	—	—	—	—	—	—

FINANCIAL STATEMENTS OF NORTHWESTERN MUTUAL

The Northwestern Mutual Life Insurance Company

Notes to Consolidated Statutory Financial Statements

December 31, 2005, 2004 and 2003

The notional amounts of derivative financial instruments are used to contractually denominate the transactions and do not represent the amounts exchanged between the parties.

Cash Flow Hedges:

Interest rate floors are used to mitigate the asset/liability risks of a significant and sustained decrease in interest rates for certain of the Company’s insurance products. Floors entitle the Company to receive settlement payments from the counterparties if interest rates decline below a specified level. Interest rate floors qualify for hedge accounting.

Swaptions are used to mitigate the asset/liability risks of a significant and sustained increase or decrease in interest rates for certain of the Company’s insurance products. A swaption is a contractual agreement whereby one party holds an option to enter into an interest rate swap with another party on predefined terms. Swaptions qualify for hedge accounting.

Foreign currency swaps are used to mitigate exposure to variable U.S. dollar cash flows from certain bonds denominated in foreign currencies. A foreign currency swap is a contractual agreement to exchange the currencies of two different countries at a specified rate of exchange in the future. Foreign currency swaps qualify for hedge accounting.

Construction loan forwards are entered into to mitigate exposure to market fluctuations for the forecasted purchase of GNMA loan certificates. Construction loan forwards entitle the Company to purchase GNMA loan certificates at a predetermined price at a date in the future that does not exceed 10 years. Construction loan forwards qualify for hedge accounting.

Foreign currency covers are used to mitigate the foreign exchange risk on trades of investments denominated in foreign currencies. Foreign currency covers obligate the Company to pay or receive a specified amount of foreign currency at a future date at a specified exchange rate. Foreign currency covers qualify for hedge accounting.

Interest rate swaps are used to mitigate exposure to interest rate risk on certain floating and fixed rate bonds. An interest rate swap is a contractual agreement to pay a rate of interest based upon a reference index in exchange for a fixed rate of interest established at the origination of the contract. Certain of the Company’s interest rate swaps qualify for hedge accounting, while others do not. Unrealized gains of $2 million and $1 million were recognized during 2005 and 2004, respectively, on contracts that did not qualify for hedge accounting.

Interest rate basis swaps are used to mitigate the basis risk on certain hedges of variable rate preferred stocks. An interest rate basis swap is a contractual agreement to pay a rate of return based upon one reference index in exchange for receiving a rate of return based upon a different reference index. Interest rate basis swaps do not qualify for hedge accounting. No unrealized gains or losses were recognized during 2005 or 2004 on these contracts.

Commodity swaps are used to mitigate exposure to market fluctuations for the forward sale of crude oil and natural gas production. They are contractual agreements whereby one party pays a floating commodity price in exchange for a specified fixed commodity price. Commodity swaps do not qualify for hedge accounting. An unrealized gain of $1 million and unrealized losses of $400 thousand were recognized during 2005 and 2004, respectively, on these contracts.

Fair Value Hedges:

Credit default swaps are used to mitigate the credit risk associated with investments in bonds of specific issuers. A credit default swap allows the Company to put the bond to a counterparty at par upon a “credit event” sustained by the bond issuer. A credit event is defined as bankruptcy,

FINANCIAL STATEMENTS OF NORTHWESTERN MUTUAL

The Northwestern Mutual Life Insurance Company

Notes to Consolidated Statutory Financial Statements

December 31, 2005, 2004 and 2003

failure to pay or obligation acceleration. Certain of the Company’s credit default swaps qualify for hedge accounting, while others do not. Unrealized gains of $1 million and unrealized losses of $3 million were recognized during 2005 and 2004, respectively, on contracts that did not qualify for hedge accounting.

Foreign currency forwards are used to mitigate the foreign exchange risk for portfolios of investments denominated in foreign currencies. Foreign currency forward contracts obligate the Company to deliver a specified amount of foreign currency at a future date at a specified exchange rate. Foreign currency forward contracts do not qualify for hedge accounting. Unrealized gains of $85 million and unrealized losses of $29 million were recognized during 2005 and 2004, respectively, on these contracts.

Fixed income futures are used to mitigate interest rate risk for a portion of the Company’s fixed maturity investment portfolio. Fixed income futures contracts obligate the Company to buy or sell a financial instrument at a specified future date for a specified price. Fixed income futures contracts do not qualify for hedge accounting. Unrealized losses of $9 million and $2 million were recognized during 2005 and 2004, respectively, on these contracts.

Short equity index futures are used to mitigate exposure to market fluctuations for the Company’s portfolio of common stocks. Futures contracts obligate the Company to buy or sell a financial instrument at a specified future date for a specified price. These futures contracts do not qualify for hedge accounting. Unrealized losses of $1 million and $0 were recognized during 2005 and 2004, respectively, on these contracts.

Purchased put options are used to mitigate exposure to credit risk associated with a specific security. Purchased put options give the Company the ability to sell a financial instrument at a specified future date for a specified price. These options do not qualify for hedge accounting. No unrealized gains or losses were recognized during 2005 or 2004 on these contracts.

Replications:

Fixed income replications are used to replicate a bond investment through the use of credit default swaps, interest rate swaps, credit default indexes and cash market instruments. These replication transactions, including the derivative components, are reported at amortized cost. The average fair value of such contracts was ($4) million and $3 million during 2005 and 2004, respectively. A realized loss of $10 million and a realized gain of $300 thousand were recognized during 2005 and 2004, respectively, on the termination of these contracts.

Long equity futures replications are used to gain equity market investment exposure. These replication transactions are reported at fair value, with changes in fair value reflected as a component of unrealized gains and losses until such time as the contracts are terminated. The average fair value of such contracts was $230 million and $141 million during 2005 and 2004, respectively. Realized losses of $2 million and realized gains of $15 million were recognized during 2005 and 2004, respectively, on the termination of these contracts.

Long fixed income futures replications are used to manage the duration of the fixed income portfolio and mitigate exposure to interest rate changes. These replication transactions are reported at fair value, with changes in fair value reflected as a component of unrealized gains and losses until such time as the contracts are terminated. The average fair value of such contracts was $342 million and $384 million during 2005 and 2004, respectively. Realized gains of $7 million and $6 million were recognized during 2005 and 2004, respectively, on the termination of these contracts.

FINANCIAL STATEMENTS OF NORTHWESTERN MUTUAL

The Northwestern Mutual Life Insurance Company

Notes to Consolidated Statutory Financial Statements

December 31, 2005, 2004 and 2003

6.	Reserves for Policy Benefits

General account reserves for policy benefits at December 31, 2005 and 2004 are summarized below:

	December 31,
	2005	2004
	(in millions)
Life insurance reserves	$83,590	$77,418
Annuity reserves and deposit liabilities	5,193	5,037
Disability income and long-term care unpaid claims and claim reserves	3,373	3,234
Disability income and long-term care active life reserves	1,988	1,899

Total reserves for policy benefits	$94,144	$87,588

Life insurance reserves on substantially all policies issued since 1978 are based on the Commissioner’s Reserve Valuation Method (“CRVM”) using the 1958, 1980 or 2001 CSO mortality tables with interest rates ranging from 3.5% to 5.5%. Other life insurance reserves are primarily based on the net level premium method, using various mortality tables at interest rates ranging from 2% to 4.5%. As of December 31, 2005, the Company had $930 billion of total life insurance in-force, including $12 billion of life insurance in-force for which gross premiums were less than net premiums according to the standard valuation methods and assumptions prescribed by the OCI.

Tabular cost has been determined from the basic data for the calculation of policy reserves. Tabular cost less actual reserves released has been determined from the basic data for the calculation of reserves and reserves released. Tabular interest has been determined from the basic data for the calculation of policy reserves. Tabular interest on funds not involving life contingencies is calculated as the product of the valuation rate of interest times the mean of the amount of funds subject to such rate held at the beginning and end of the year of valuation.

Additional premiums are charged for substandard lives for policies issued after January 1, 1956. Net level premium or CRVM mean reserves are based on multiples of mortality tables or one-half the net flat or other extra mortality charge. The Company waives deduction of fractional premiums upon death of an insured and returns any portion of the final premium beyond the date of death. Cash values are not promised in excess of the legally computed reserves.

Deferred annuity reserves on contracts issued since 1985 are primarily based on the Commissioner’s Annuity Reserve Valuation Method with interest rates ranging from 3.5% to 6.25%. Other deferred annuity reserves are based on contract value. Immediate annuity reserves are based on present value of expected benefit payments with interest rates ranging from 3.5% to 7.5%. Changes in future policy benefits on supplementary contracts without life contingencies are classified as deposit-type transactions and thereby excluded from net additions to policy benefit reserves in the consolidated statement of operations.

FINANCIAL STATEMENTS OF NORTHWESTERN MUTUAL

The Northwestern Mutual Life Insurance Company

Notes to Consolidated Statutory Financial Statements

December 31, 2005, 2004 and 2003

At December 31, 2005 and 2004, the withdrawal characteristics of the Company’s general account annuity reserves and deposit liabilities were as follows:

	December 31,
	2005	2004
	(in millions)
Subject to discretionary withdrawal
- with market value adjustment	$1,276	$1,290
- without market value adjustment	2,508	2,413
Not subject to discretionary withdrawal	1,409	1,334

Total	$5,193	$5,037

Unpaid claims and claim reserves for disability income policies are based on the present value of expected benefit payments, primarily using the 1985 Commissioner’s Individual Disability Table A (“CIDA”), modified for Company experience in the first four years of disability, with interest rates ranging from 3% to 5.5%. Unpaid claims and claim reserves for long-term care policies are based on the present value of expected benefit payments using industry-based long-term care experience with a 4.5% interest rate.

Reserves for unpaid claims, losses and loss adjustment expenses on disability income and long-term care insurance were $3.4 billion and $3.2 billion at December 31, 2005 and 2004, respectively. The table below provides a summary of the changes in these reserves for the years ended December 31, 2005 and 2004.

	For the year ended December 31,
	2005	2004
	(in millions)
Balance at January 1	$3,234	$3,083
Incurred related to:
Current year	462	472
Prior year	68	45

Total incurred	530	517
Paid related to:
Current year	(18)	(18)
Prior year	(373)	(348)

Total paid	(391)	(366)

Balance at December 31	$3,373	$3,234

The changes in reserves for incurred claims related to prior years are generally the result of ongoing analysis of recent loss development trends.

Active life reserves for disability income policies issued since 1987 are primarily based on the two-year preliminary term method using the 1985 CIDA for morbidity with a 4.0% interest rate. Active life reserves for prior disability income policies are based on the net level premium

FINANCIAL STATEMENTS OF NORTHWESTERN MUTUAL

The Northwestern Mutual Life Insurance Company

Notes to Consolidated Statutory Financial Statements

December 31, 2005, 2004 and 2003

method, using the 1964 Commissioner’s Disability Table for morbidity with interest rates ranging from 3.0% to 4.0%.

Active life reserves for long-term care policies consist of mid-terminal reserves and unearned premium. Mid-terminal reserves are based on the one-year preliminary term method, industry-based morbidity experience, total terminations based on the 1983 Individual Annuity Mortality table without lapses or the 1983 Group Annuity Mortality table with lapses, with an interest rate of either 4.0% or 4.5%. For reserves using lapse assumptions, a separate calculation is performed using interest rates ranging from 5.2% to 6.0% and excluding lapses. Reserves resulting from the separate calculation are compared in the aggregate to the statutory minimum and the greater of the two is held.

7.	Premium and Annuity Considerations Deferred and Uncollected

Gross deferred and uncollected insurance premiums represent life insurance premiums due to be received from policyowners through the next respective policy anniversary dates. Net deferred and uncollected premiums represent only the portion of gross premiums related to mortality charges and interest, and are reported as an asset in the consolidated statement of financial position.

Deferred and uncollected premiums at December 31, 2005 and 2004 were as follows:

	December 31, 2005		December 31, 2004
	Gross	Net	Gross	Net
	(in millions)
Ordinary new business	$171	$81	$162	$76
Ordinary renewal	1,647	1,348	1,570	1,283

	$1,818	$1,429	$1,732	$1,359

8.	Separate Accounts

Following is a summary of separate account liabilities by withdrawal characteristic at December 31, 2005 and 2004:

	December 31,
	2005	2004
	(in millions)
Subject to discretionary withdrawal
- with market value adjustment	$13,098	$11,987
- without market value adjustment	—	—
Not subject to discretionary withdrawal	2,434	2,109
Non-policy liabilities	221	222

Total separate account liabilities	$15,753	$14,318

While separate account liability values are not guaranteed by the Company, variable annuity and variable life insurance products do include guaranteed minimum death benefits underwritten by the Company. General account reserves for policy benefits included $8 million attributable to these benefits at each of December 31, 2005 and 2004.

FINANCIAL STATEMENTS OF NORTHWESTERN MUTUAL

The Northwestern Mutual Life Insurance Company

Notes to Consolidated Statutory Financial Statements

December 31, 2005, 2004 and 2003

Premiums and other considerations received from variable life and variable annuity policyowners during the years ended December 31, 2005 and 2004 were $1.6 billion and $1.3 billion, respectively. These amounts are reported as premiums in the consolidated statement of operations. The subsequent transfer of these receipts to the separate accounts is reported in transfers to separate accounts in the consolidated statement of operations, net of amounts received from the separate accounts to provide for policy benefit payments to variable product policyowners.

Following is a summary reconciliation of amounts reported as transfers to and from separate accounts in the summary of operations of the Company’s NAIC Separate Account Annual Statement with the amount reported as net transfers to separate accounts in the accompanying consolidated statement of operations for the years ended December 31, 2005, 2004 and 2003:

	For the year ended December 31,
	2005	2004	2003
	(in millions)
From Separate Account Annual Statement:
Transfers to separate accounts	$1,721	$1,428	$1,224
Transfers from separate accounts	(1,043)	(1,012)	(1,125)

	678	416	99
Reconciling adjustments:
Investment management and administrative charges	—	—	73
Mortality, breakage and taxes	(14)	6	116

Net transfers to separate accounts	$664	$422	$288

9.	Employee and Representative Benefit Plans

The Company sponsors noncontributory defined benefit retirement plans (“plans”) for all eligible employees and financial representatives. These include tax-qualified plans, as well as nonqualified plans that provide benefits to certain participants in excess of ERISA limits for qualified plans. The Company’s funding policy for the tax qualified plans is to make annual contributions that are no less than the minimum amount needed to comply with the requirements of ERISA and no greater than the maximum amount deductible for federal income tax purposes. The Company contributed $180 million and $38 million to the qualified employee retirement plan during 2005 and 2004, respectively, and expects to contribute $38 million in 2006.

In addition to defined pension benefits, the Company provides certain health care and life insurance benefits (“postretirement benefits”) to retired employees, financial representatives and eligible dependents. Substantially all employees and financial representatives will become eligible for these benefits if they reach retirement age while working for the Company.

FINANCIAL STATEMENTS OF NORTHWESTERN MUTUAL

The Northwestern Mutual Life Insurance Company

Notes to Consolidated Statutory Financial Statements

December 31, 2005, 2004 and 2003

Aggregate assets and projected benefit obligations of the defined benefit plans and for postretirement benefits at December 31, 2005 and 2004, and changes in assets and obligations for the years then ended, were as follows:

	Defined Benefit Plans		Postretirement Benefit Plans
	2005	2004	2005	2004
	(in millions)
Fair value of plan assets at January 1	$1,950	$1,738	$22	$20
Changes in plan assets:
Actual return on plan assets	173	208	1	4
Company contributions	180	38	—	—
Actual plan benefits paid	(39)	(34)	(2)	(2)

Fair value of plan assets at December 31	$2,264	$1,950	$21	$22

Projected benefit obligation at January 1	$2,041	$1,729	$196	$166
Changes in benefit obligation:
Service cost of benefits earned	72	70	20	18
Interest cost on projected obligations	118	111	11	11
Projected plan benefits paid	(45)	(40)	(11)	(10)
Experience losses (gains)	47	171	(8)	11

Projected benefit obligation at December 31	$2,233	$2,041	$208	$196

Plan assets are invested primarily in common stocks and corporate debt securities through a separate account of the Company. The investment objective of the plans is to maximize long-term total rate of return, consistent with prudent investment risk management and in accordance with ERISA requirements. Investments are made for the sole interest of the plans’ participants.

While significant exposure to publicly traded equity securities is warranted by the long-term nature of expected benefit payments, diversification across asset classes is maintained to provide a risk/reward profile consistent with the objectives of the plans’ participants. Diversified equity investments are subject to an aggregate maximum exposure of 75%, with holdings in any one corporate issuer not to exceed 3% of total assets. Asset mix is rebalanced regularly to maintain holdings within target asset allocation ranges. The measurement date for plan assets is December 31, with the fair value of plan assets based primarily on quoted market values.

Plan assets by asset class at December 31, 2005 and 2004 were as follows:

	Defined Benefit Plans				Postretirement Benefit Plans
	2005	% of FV	2004	% of FV	2005	% of FV	2004	% of FV
	(in millions)
Bonds	$965	43%	$856	44%	$9	42%	$9	43%
Preferred stock	7	0%	7	0%	—	0%	—	0%
Public common stock	1,239	55%	1,058	54%	12	58%	13	57%
Private equities and other	53	2%	29	2%	—	0%	—	0%

Total assets	$2,264	100%	$1,950	100%	$21	100%	$22	100%

The projected benefit obligation (“PBO”) represents the actuarial net present value of future benefit obligations. For defined benefit plans, PBO includes assumptions as to future salary increases. This measure is consistent with the ongoing concern assumption and is mandated for

FINANCIAL STATEMENTS OF NORTHWESTERN MUTUAL

The Northwestern Mutual Life Insurance Company

Notes to Consolidated Statutory Financial Statements

December 31, 2005, 2004 and 2003

measuring pension obligations. The accumulated benefit obligation (“ABO”) is similar to the calculation of the PBO, but is based only on current salaries, with no assumption of future salary increases. The aggregate ABO for the defined benefit plans of the Company was $1.8 billion and $1.6 billion at December 31, 2005 and 2004, respectively.

The following table summarizes assumptions used in estimating the projected benefit obligations at December 31, 2005, 2004 and 2003:

	Defined Benefit Plans			Postretirement Benefit Plans
	2005	2004	2003	2005	2004	2003
Discount rate	5.75%	6.00%	6.50%	5.75%	6.00%	6.50%
Long-term rate of return on plan assets	8.00%	8.00%	8.00%	8.00%	8.00%	8.00%
Annual increase in compensation	4.50%	4.50%	4.50%	4.50%	4.50%	4.50%

The long-term rates of return on plan assets are estimated assuming an allocation of plan assets among asset classes consistent with December 31, 2005. Returns are estimated by asset class based on the current risk free interest rate plus a risk premium. The risk premium is based on historical returns and other factors such as expected reinvestment returns and anticipated asset manager performance.

The projected benefit obligation for postretirement benefits at December 31, 2005 and 2004 assumed an annual increase in future retiree medical costs of 10%, grading down to 5% over five years and remaining level thereafter. A further increase in the assumed healthcare cost trend of 1% in each year would increase the accumulated postretirement benefit obligation as of December 31, 2005 by $19 million and net periodic postretirement benefit expense during 2005 by $3 million. A decrease in the assumed healthcare cost trend of 1% in each year would reduce the accumulated postretirement benefit obligation as of December 31, 2005 and net periodic postretirement benefit expense during 2005 by the same amounts.

Following is an aggregate reconciliation of the funded status of the plans to the related financial statement liability reported by the Company at December 31, 2005 and 2004:

	Defined Benefit Plans		Postretirement Benefit Plans
	2005	2004	2005	2004
	(in millions)
Fair value of plan assets at December 31	$2,264	$1,950	$21	$22
Projected benefit obligation at December 31	2,233	2,041	208	196

Funded status	31	(91)	(187)	(174)
Unrecognized net experience losses	513	466	44	50
Unrecognized initial net asset	(557)	(577)	—	—
Additional minimum liability	(10)	(16)	—	—
Nonadmitted asset	(326)	(114)	—	—

Net pension liability	$(349)	$(332)	$(143)	$(124)

Unrecognized net experience gains or losses represent cumulative amounts by which plan experience for return on plan assets or growth in benefit liabilities have varied from related

FINANCIAL STATEMENTS OF NORTHWESTERN MUTUAL

The Northwestern Mutual Life Insurance Company

Notes to Consolidated Statutory Financial Statements

December 31, 2005, 2004 and 2003

assumptions. These differences accumulate without recognition in the Company’s financial statements unless they exceed 10% of plan assets or projected benefit obligation, whichever is greater. If they exceed this limit, they are amortized into net periodic benefit costs over the remaining average years of service until retirement of the plan participants, which is currently fourteen years for employee plans and twelve years for field representative plans.

Unrecognized initial asset represents the amount by which the fair value of plan assets exceeded the projected benefit obligation for funded pension plans upon the adoption of the statutory basis of accounting for pensions as of January 1, 2001. The Company has elected not to record a direct credit to surplus for this excess, electing instead to amortize this unrecognized initial asset as a credit to net periodic benefit cost in a systematic manner until exhausted.

An additional minimum liability is required if a plan’s accumulated benefit obligation exceeds plan assets or accrued pension liabilities. This liability was $10 million, $16 million and $7 million at December 31, 2005, 2004 and 2003, respectively. Changes in the liability are reported as a direct adjustment to surplus in the consolidated statement of changes in surplus.

Any net pension assets for funded plans are nonadmitted and are thereby excluded from reported assets and surplus in the consolidated statement of financial position.

The components of net periodic benefit costs for the years ended December 31, 2005, 2004 and 2003 were as follows:

	Defined Benefit Plans			Postretirement Benefits
	2005	2004	2003	2005	2004	2003
	(in millions)
Components of net periodic benefit cost:
Service cost of benefits earned	$72	$70	$64	$20	$18	$15
Interest cost on projected obligations	118	111	103	11	11	10
Amortization of experience gains and losses	15	13	34	1	1	2
Amortization of initial net asset	(20)	(21)	(46)	—	—	—
Expected return on plan assets	(166)	(138)	(113)	(4)	(1)	(1)

Net periodic expense	$19	$35	$42	$28	$29	$26

The expected benefit payments by the defined benefit plans and the postretirement plans for the years 2006 through 2015 are as follows:

	Defined Benefit Plans	Postretirement Benefit Plans
	(in millions)
2006	$52	$11
2007	58	13
2008	65	14
2009	72	16
2010	80	17
2011-2015	581	115

	$908	$186

The Company also sponsors a contributory 401(k) plan for eligible employees and a noncontributory defined contribution plan for financial representatives. For the years ended

FINANCIAL STATEMENTS OF NORTHWESTERN MUTUAL

The Northwestern Mutual Life Insurance Company

Notes to Consolidated Statutory Financial Statements

December 31, 2005, 2004 and 2003

December 31, 2005, 2004 and 2003 the Company expensed total contributions to these plans of $25 million, $24 million and $23 million, respectively.

10.	Reinsurance

The Company limits its exposure to life insurance death benefits by ceding insurance coverage to various reinsurers. The Company retains a maximum of $35 million of coverage per individual life and a maximum of $50 million of coverage per joint life. The Company also cedes a portion of its exposure to group disability benefits on a coinsurance basis and has an excess reinsurance contract for certain individual disability income policies issued prior to 1999 with retention limits varying based upon coverage type. The Company also participates in catastrophic risk sharing pools.

Amounts shown in the consolidated financial statements are reported net of the impact of reinsurance. Reserves for policy benefits at December 31, 2005 and 2004 were reported net of ceded reserves of $1.3 billion and $1.2 billion, respectively.

The effects of reinsurance on premium revenue and benefits expense for the years ended December 31, 2005, 2004 and 2003 were as follows:

	For the year ended December 31,
	2005	2004	2003
	(in millions)
Direct premium revenue	$12,078	$11,397	$10,959
Premiums ceded	(715)	(715)	(652)

Net premium revenue	$11,363	$10,682	$10,307

Direct benefit expense	12,161	11,568	11,110
Benefits ceded	(475)	(478)	(483)

Net benefit expense	$11,686	$11,090	$10,627

In addition, the Company reported $182 million, $207 million and $184 million in allowances from reinsurers for reimbursement of commissions and other expenses on ceded business for the years ended December 31, 2005, 2004 and 2003, respectively. These amounts are classified as other income in the consolidated statement of operations.

Reinsurance contracts do not relieve the Company from its obligations to policyowners. Failure of reinsurers to honor their obligations could result in losses to the Company. There were no reinsurance recoverables at December 31, 2005 and 2004 that were considered by management to be uncollectible.

FINANCIAL STATEMENTS OF NORTHWESTERN MUTUAL

The Northwestern Mutual Life Insurance Company

Notes to Consolidated Statutory Financial Statements

December 31, 2005, 2004 and 2003

11.	Income Taxes

The Company files a consolidated federal income tax return including the following entities:

Northwestern Mutual Investment Services, LLC	Frank Russell Company
Northwestern International Holdings, Inc.	Bradford, Inc.
NML Real Estate Holdings, LLC and subsidiaries	Network Planning Advisors, LLC
NML Securities Holdings, LLC and subsidiaries	Mason Street Advisors, LLC
Northwestern Investment Management Company, LLC	NML – CBO, LLC
Northwestern Mutual Wealth Management Company	JYD Assets, LLC

The Company collects from or refunds to these subsidiaries their share of consolidated income taxes determined under written tax-sharing agreements. During 2004, the Company sold its majority interest in Baird Holding Company (see Note 14). Prior to the sale, Baird Holding Company was included in the Company’s consolidated income tax return. Federal income tax returns for years through 2001 are closed as to further assessment of tax. The liability for income taxes payable in the consolidated statement of financial position reflects taxes payable at the reporting date plus a provision for additional taxes that may become due with respect to the open tax years.

The Company accounts for deferred tax assets and liabilities, which reflect the financial statement impact of cumulative temporary differences between the tax and financial statement bases of assets and liabilities. The significant components of the net deferred tax asset at December 31, 2005 and 2004 were as follows:

	December 31,
	2005	2004	Change
	(in millions)
Deferred tax assets:
Policy acquisition costs	$794	$757	$37
Investment assets	135	118	17
Policy benefit liabilities	1,705	1,644	61
Benefit plan obligations	313	284	29
Guaranty fund assessments	7	10	(3)
Nonadmitted assets	63	61	2
Other	63	37	26

Gross deferred tax assets	3,080	2,911	169

Deferred tax liabilities:
Premium and other receivables	539	504	35
Investment assets	1,480	1,464	16
Other	4	7	(3)

Gross deferred tax liabilities	2,023	1,975	48

Net deferred tax assets	$1,057	$936	$121

The statutory basis of accounting limits the amount of gross deferred tax assets that can be included in Company surplus. This limit is based on a formula that takes into consideration

FINANCIAL STATEMENTS OF NORTHWESTERN MUTUAL

The Northwestern Mutual Life Insurance Company

Notes to Consolidated Statutory Financial Statements

December 31, 2005, 2004 and 2003

available loss carryback capacity, expected timing of reversal for existing temporary differences, gross deferred tax liabilities and the level of Company surplus. At December 31, 2005 and 2004, the Company’s gross deferred tax assets did not exceed this limitation.

Changes in deferred tax assets and liabilities related to unrealized gains and losses on investments are reported as a component of changes in unrealized capital gains and losses in the consolidated statement of changes in surplus. Other net changes in deferred tax assets and liabilities are direct adjustments to surplus and separately reported in the consolidated statement of changes in surplus.

The major components of current income tax expense (benefit) were as follows:

	For the year ended December 31,
	2005	2004	2003
	(in millions)
Income tax	$113	$(85)	$(65)
Tax credits	(56)	(39)	(25)

Total current tax expense (benefit)	$57	$(124)	$(90)

The Company’s taxable income can vary significantly from gain from operations before taxes due to temporary and permanent differences in revenue recognition and expense deduction between tax and financial statement bases of reporting.

In previous years the Company was subject to an “equity tax” that was applied only to mutual life insurance companies. In March 2002, Congress passed legislation that suspended the equity tax for tax years 2001 through 2003. While the Company was subject to the equity tax in 2004, no related expense recognition was considered necessary. Legislation was enacted in April 2004 that permanently repealed the equity tax effective January 1, 2005.

The Company’s effective tax rates were 16%, 12% and 13% for the years ended December 31, 2005, 2004 and 2003, respectively. The effective rate is not the statutory rate applied to the Company’s taxable income or loss by the Internal Revenue Service. It is a financial statement relationship that represents the ratio between the sum of total taxes, including those that affect net income and changes in deferred taxes not related to unrealized gains and losses on investments, to the sum of gain from operations before taxes and pretax net realized gains or losses. These financial statement effective rates were different than the applicable federal tax rate of 35% due primarily to differences between book and tax recognition of net investment income and realized capital gains and losses, as well as prior year adjustments.

Income taxes paid in 2005 and prior years of $1.1 billion are available at December 31, 2005 for recoupment in the event of future tax losses.

12.	Frank Russell Company Acquisition and Goodwill

The Company acquired Frank Russell Company (“Russell”) effective January 1, 1999. Russell, a global leader in multi-manager investment services, provides investment products and services in more than 39 countries. The initial purchase price of approximately $1.0 billion was funded with a combination of cash, senior notes issued by Russell and bank debt. The purchase agreement also called for additional contingent consideration to be paid to the former owners of

FINANCIAL STATEMENTS OF NORTHWESTERN MUTUAL

The Northwestern Mutual Life Insurance Company

Notes to Consolidated Statutory Financial Statements

December 31, 2005, 2004 and 2003

Russell based upon the financial performance of Russell during the five year period ended December 31, 2003.

The acquisition was accounted for using the statutory purchase method, whereby the excess of the acquisition price over the fair value of Russell net assets at the time of the acquisition was attributed to goodwill reported in the accounts of Russell. Further, the statutory purchase method required that the Company’s cost basis of its investment in Russell be reduced, through a direct reduction of Company surplus, for the amount by which Russell goodwill exceeded 10% of the Company’s surplus at the time of the acquisition.

The Company applied for, and was granted, permission by the OCI for an alternative accounting treatment (“permitted practice”), whereby all Russell goodwill, including any subsequent additions to goodwill resulting from payment of contingent purchase consideration, be charged off as a direct reduction of Company surplus. This permitted practice differs from that required by the NAIC “Accounting Practices and Procedures Manual,” which requires that any goodwill not in excess of 10% of the Company’s surplus be amortized using a straight-line method over the period during which the acquiring entity benefits economically or ten years, whichever is shorter.

At December 31, 2005 and 2004, the Company had made cumulative direct reductions of surplus for goodwill associated with the Russell acquisition of $981 million. These charge-offs exceeded the Company’s equity method investment basis in Russell by $531 million and $581 million at December 31, 2005 and 2004, respectively, which is classified as a reduction of the Company’s total investment in common stocks.

If the Company had not received permission for this alternative accounting treatment, Company surplus as reported in the statement of financial position would have been greater by $257 million, $320 million and $358 million at December 31, 2005, 2004 and 2003, respectively, and net income as reported in the statement of operations would have been lower by $63 million, $61 million and $53 million for the years then ended, respectively.

13.	Contingencies and Guarantees

The Company has unconditionally guaranteed repayment of $350 million of senior notes and up to $50 million of bank borrowings owed by Russell.

In the normal course of business, the Company has guaranteed certain obligations of other affiliates and made guarantees of operating leases or future minimum compensation payments on behalf of its financial representatives. The maximum exposure under these guarantees totaled approximately $386 million at December 31, 2005. The Company believes that the likelihood is remote that payments will be required under these guarantees and therefore has not accrued a contingent liability in the consolidated statement of financial position. In addition, the Company routinely makes commitments to fund mortgage loans or other investments in the normal course of business. These commitments aggregated to $3.7 billion at December 31, 2005 and were extended at market interest rates and terms.

The Company is engaged in various legal actions in the normal course of its investment and insurance operations. In the opinion of management, losses that may ultimately result from such actions would not have a material effect on the Company’s financial position at December 31, 2005.

FINANCIAL STATEMENTS OF NORTHWESTERN MUTUAL

The Northwestern Mutual Life Insurance Company

Notes to Consolidated Statutory Financial Statements

December 31, 2005, 2004 and 2003

14.	Related Party Transactions

During 2005, the Company and other affiliates redeemed $94 million of seed money from mutual funds within the Company’s Mason Street Funds, Inc. subsidiary. The Company recognized $6 million of losses on these redemptions.

The Company has agreed to combine the Mason Street mutual funds with new or existing mutual funds of two competitors. These transactions are subject to approval by fund shareholders at a meeting that is anticipated to take place at the end of March 2006. The financial statement impact on the Company during 2006 of these combinations is expected to be immaterial. Following the exchange of Mason Street fund shares for shares in the respective competitor funds, the Company will be required to maintain investments of up to $900 million in the funds for up to three years following the closing of the transaction. At December 31, 2005 the Company held investments in Mason Street funds totaling $971 million, which are reported at fair value as common stocks in the consolidated statement of financial position.

See Note 2 regarding certain related party transactions made during 2005 in conjunction with the adoption of new accounting guidance for investments in subsidiary, controlled or affiliated entities.

On May 13, 2004 the Company sold its majority interest in Baird Holding Company (“Baird”) to Baird management and employees. At the time of the sale, the Company owned approximately 51% of Baird common stock, with Baird management and employees owning the remainder. The Company realized a $30 million gain on the sale of its remaining interest in Baird, which was included in realized capital gains in the consolidated statement of operations during 2004. The Company financed a substantial portion of the sale price through the purchase of $240 million of subordinated notes, with attached warrants, issued by Baird. These notes have interest rates of between 6.50% and 8.25% and maturities of between ten and twelve years. Notes in the amount of $210 million remain outstanding at December 31, 2005 and are classified as bonds in the consolidated statement of financial position.

During 2004, the Company refinanced a credit facility owed by Russell and provided additional capital through the purchase, at par, of $258 million of notes issued by Russell. These notes have interest rates of between 4.19% and 6.35% and maturities of between five and ten years. Notes in the amount of $191 million remain outstanding at December 31, 2005 and are classified as bonds in the consolidated statement of financial position.

During 2004, the Company transferred certain investments to a wholly-owned subsidiary as a capital contribution. The fair value of these securities was $222 million at the time of the transfer. Realized capital gains of $2 million were recognized during 2004 upon the transfer of these assets.

During 2003, the Company transferred certain investments to a majority-owned subsidiary as a capital contribution. The fair value of these securities was $219 million at the time of the transfer. Realized capital losses of $7 million were recognized during 2003 upon the transfer of these assets.

FINANCIAL STATEMENTS OF NORTHWESTERN MUTUAL

The Northwestern Mutual Life Insurance Company

Notes to Consolidated Statutory Financial Statements

December 31, 2005, 2004 and 2003

15.	Fair Value of Financial Instruments

The fair value of investment assets, including derivatives, and certain policy liabilities at December 31, 2005 and 2004 were as follows:

	December 31, 2005		December 31, 2004
	Statement Value	Fair Value	Statement Value	Fair Value
	(in millions)
Assets:
Bonds	$65,899	$67,294	$60,930	$63,791
Common and preferred stocks	8,120	10,844	7,414	9,312
Mortgage loans	18,118	18,766	17,240	18,674
Real estate	1,620	2,542	1,619	2,415
Policy loans	10,265	11,603	9,750	10,771
Other investments	6,935	8,393	5,774	6,730
Cash and temporary investments	2,124	2,124	2,949	2,949
Liabilities:
Investment-type insurance reserves	$4,100	$3,892	$4,023	$3,824

The fair value of bonds is generally based upon values published by the SVO of the NAIC and upon quoted market prices when no SVO value is available. The estimated fair value of common and preferred stocks are based upon quoted market prices if available. For those not actively traded, fair value is estimated using independent pricing services or internally developed pricing models. See Note 12 regarding the statement value of the Company’s investment in Russell. The fair value of mortgage loans is estimated by discounting estimated future cash flows using market interest rates for debt with comparable credit risk and maturities. Real estate fair value is estimated by discounting estimated future cash flows using market interest rates. Policy loan fair value is estimated based on discounted projected cash flows using market interest rates and assumptions regarding future loan repayments based on Company experience. Other investments include real estate joint ventures, which are valued by discounting estimated future cash flows using market interest rates, as well as other joint ventures and partnerships, for which the equity accounting basis approximates fair value. Other investments also include derivative financial instruments, for which fair value is estimated as the amount that the Company would expect to receive or pay upon termination of the derivative contract as of the reporting date.

The estimated fair value of investment-type insurance reserves is estimated by discounting estimated future cash flows at market interest rates for similar instruments with comparable maturities.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
100 E. Wisconsin Ave., Suite 1800
Milwaukee, WI 53202
Telephone (414) 212 1600
Facsimile (414) 212 1880

Report of Independent Registered Public Accounting Firm

To the Board of Trustees and Policyowners of

The Northwestern Mutual Life Insurance Company

We have audited the accompanying statutory consolidated statement of financial position of The Northwestern Mutual Life Insurance Company and its subsidiary (“the Company”) as of December 31, 2005 and 2004, and the related consolidated statutory statements of operations, of changes in surplus and of cash flows for each of the three years in the period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1 to the financial statements, the Company prepared these consolidated financial statements using accounting practices prescribed or permitted by the Office of the Commissioner of Insurance of the State of Wisconsin (statutory basis of accounting), which practices differ from accounting principles generally accepted in the United States of America. Accordingly, the consolidated financial statements are not intended to represent a presentation in accordance with accounting principles generally accepted in the United States of America. The effects on the consolidated financial statements of the variances between the statutory basis of accounting and accounting principles generally accepted in the United States of America, although not reasonably determinable, are presumed to be material.

In our opinion, because of the effects of the matter discussed in the preceding paragraph, the consolidated financial statements referred to above do not present fairly in conformity with accounting principles generally accepted in the United States of America, the financial position of The Northwestern Mutual Life Insurance Company and its subsidiary as of December 31, 2005 and 2004, or the results of their operations or their cash flows for each of the three years in the period ended December 31, 2005. In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Northwestern Mutual Life Insurance Company and its subsidiary as of December 31, 2005 and 2004 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, on the basis of accounting described in Note 1.

/s/ PRICEWATERHOUSECOOPERS LLP

January 24, 2006

PART C

OTHER INFORMATION

Item 24. Financial Statements and Exhibits

(a)	Financial Statements

(1)	NML Variable Annuity Account A

Included in the Statement of Additional Information are:

Statements of Assets and Liabilities as of the end of the most recent fiscal year

Statements of Operations as of the end of the most recent fiscal year

Statements of Changes in Net Assets for each of the two most recent fiscal years

Notes to Financial Statements

Report of Independent Registered Public Accounting Firm

(2)	The Northwestern Mutual Life Insurance Company

Included in the Statement of Additional Information are:

Consolidated Statement of Financial Position at the end of each of the most recent two fiscal years

Consolidated Statement of Operations for each of the three most recent fiscal years

Consolidated Statement of Changes in Surplus for each of the three most recent fiscal years

Consolidated Statement of Cash Flows for each of the most recent three fiscal years

Notes to Consolidated Statutory Financial Statements

Report of Independent Registered Public Accounting Firm

(b)	Exhibits

Exhibit	Description	Filed Herewith/Incorporated Herein By Reference To

(b)(1)(a)	Resolution of the Board of Trustees of The Northwestern Mutual Life Insurance Company amending NML Variable Annuity Account A Operating Authority, authorizing registration as an Investment Company; and approval of Fee-Based Variable Annuity Contract	Exhibit (b)(1)(a) to Form N-4 Post-Effective Amendment No. 12 for NML Variable Annuity Account A, File No. 333-72913, filed on February 16, 2006

(b)(1)(b)	Resolution of the Board of Trustees of The Northwestern Mutual Life Insurance Company creating the Account and resolution of the Executive Committee designating the formations of “NML Variable Annuity Account A” and “NML Variable Annuity Account B”	Exhibit 99(b) to Form N-4 Registration Statement for NML Variable Annuity Account A, File No. 333-22455, filed on February 27, 1997

(b)(3)	Distribution Agreement Between The Northwestern Life Insurance Company and Northwestern Mutual Investment Services, LLC, dated May 1, 2006	Exhibit (c) to Form N-6 Registration Statement for Northwestern Mutual Variable Life Account II, File No. 333-136124, filed on July 28, 2006

(b)(4)(a)(1)	Form of Flexible Payment Variable Annuity Contract, RR.V.A. FB. (1106), including Sex Distinct Payment Rate Tables	Exhibit (b)(4)(a)(1) to Form N-4 Pre-Effective Amendment No. 1 for NML Variable Annuity Account A, File No. 333-133380, filed on August 8, 2006

(b)(4)(a)(2)	Form of Flexible Payment Variable Annuity Contract, RP.V.A. FB. (1106), including Sex Neutral Payment Rate Tables	Exhibit (b)(4)(a)(2) to Form N-4 Pre-Effective Amendment No. 1 for NML Variable Annuity Account A, File No. 333-133380, filed on August 8, 2006

(b)(4)(b)(1)	Form of Amendment to Qualify Contract as Annuity, RRV 313 (032000)	Exhibit (b)(4)(b)(1) to Form N-4 Registration Statement for NML Variable Annuity Account A, File No. 333-133380, filed on April 19, 2006

(b)(4)(b)(2)	Form of Amendment to Qualify Contract as Individual Retirement Annuity, TRAD.IRA.AMDT.(0103	Exhibit (b)(4)(b)(2) to Form N-4 Registration Statement for NML Variable Annuity Account A, File No. 333-133380, filed on April 19, 2006

(b)(4)(b)(3)	Form of Endorsement to Establish Contract as a Roth Individual Retirement Annuity, ROTH.IRA.AMDT.(0103)	Exhibit (b)(4)(b)(3) to Form N-4 Registration Statement for NML Variable Annuity Account A, File No. 333-133380, filed on April 19, 2006

(b)(4)(b)(4)	Form of Amendment to Qualify Contract as Tax-Exempt Trust and Permit Contributions to Qualify as Charitable Deduction, RR.V.NIMCRUT.(1106)	Exhibit (b)(4)(b)(4) to Form N-4 Pre-Effective Amendment No. 1 for NML Variable Annuity Account A, File No. 333-133380, filed on August 8, 2006

(b)(4)(b)(5)	Form of Amendment to Qualify Contract as Tax-Exempt Trust and Permit Contributions to Qualify as Charitable Deduction, RR.V.NIMCRUT.(0803)	Exhibit (b)(4)(b)(4) to Form N-4 Registration Statement for NML Variable Annuity Account A, File No. 333-133380, filed on April 19, 2006

(b)(4)(c)	Enhanced Death Benefit Rider, VA.EDB.(0803)	Exhibit (b)(4)(c) to Form N-4 Registration Statement for NML Variable Annuity Account A, File No. 333-133380, filed on April 19, 2006

(b)(5)	Form of Application (1106), with Owner Identity Verification (0104)	Exhibit (b)(5) to Form N-4 Pre-Effective Amendment No. 1 for NML Variable Annuity Account A, File No. 333-133380, filed on August 8, 2006

(b)(6)(a)	Restated Articles of Incorporation of The Northwestern Mutual Life Insurance Company (adopted July 26, 1972)	EX-99.B1 to Form N-4 Post-Effective Amendment No. 6 for NML Variable Annuity Account A, File No. 33-58476, filed on November 13, 1995

(b)(6)(b)	Amended By-Laws of The Northwestern Mutual Life Insurance Company dated December 4, 2002	Exhibit B(6) to Form N-4 Post-Effective Amendment No. 6 for NML Variable Annuity Account A, File No. 333-72913, filed on February 28, 2003

(b)(8)(a)(1)	Participation Agreement dated March 16, 1999 Among Russell Insurance Funds, Russell Fund Distributors, Inc. and The Northwestern Mutual Life Insurance Company	Exhibit (b)(8)(a) to Form N-4 Post-Effective Amendment No. 66 for NML Variable Annuity Account B, File No. 2-29240, filed on April 28, 2005

(b)(8)(a)(2)	Amendment No. 1 dated August 7, 2000 to the Participation Agreement dated March 16, 1999 Among Russell Insurance Funds, Russell Fund Distributors, Inc. and The Northwestern Mutual Life Insurance Company	Exhibit (h)1(a)(2) to Form N-6 Registration Statement for Northwestern Mutual Variable Life Account II, File No. 333-136124, filed on July 28, 2006

(b)(8)(b)	Participation Agreement dated May 1, 2003 among Variable Insurance Products Funds, Fidelity Distributors Corporation and The Northwestern Mutual Life Insurance Company	Exhibit (b)(8)(b) to Form N-4 Post-Effective Amendment No. 66 for NML Variable Annuity Account B, File No. 2-29240, filed on April 28, 2005

(b)(8)(c)(1)	Administrative Service Fee Agreement dated February 28, 1999 between The Northwestern Mutual Life Insurance Company and Frank Russell Company	Exhibit (b)(8)(c) to Form N-4 Post-Effective Amendment No. 66 for NML Variable Annuity Account B, File No. 2-29240, filed on April 28, 2005

(b)(8)(c)(2)	Service Agreement dated May 1, 2003 between Fidelity Investments Institutional Operations Company, Inc. and The Northwestern Mutual Life Insurance Company	Exhibit (b)(8)(c)(2) to Form N-4 Pre-Effective Amendment No. 1 for NML Variable Annuity Account A, File No. 333-133380, filed on August 8, 2006

(b)(8)(c)(3)	Amendment dated August 1, 2004 to the Service Agreement dated May 1, 2003 between Fidelity Investments Institutional Operations Company, Inc. and The Northwestern Mutual Life Insurance Company	Exhibit (b)(8)(c)(3) to Form N-4 Pre-Effective Amendment No. 1 for NML Variable Annuity Account A, File No. 333-133380, filed on August 8, 2006

(b)(9)	Opinion and Consent of Robert J. Berdan, Esq. dated September 21, 2006	Filed herewith

(b)(10)	Consent of PricewaterhouseCoopers LLP dated September 21, 2006	Filed herewith

Item 25. Directors and Officers of the Depositor

The following lists include all of the Trustees, executive officers and other officers of The Northwestern Mutual Life Insurance Company, without regard to their activities relating to variable annuity contracts or their authority to act or their status as “officers” as that term is used for certain purposes of the federal securities laws and rules thereunder.

TRUSTEES – As of July 26, 2006

Name	Business Address

Edward E. Barr	2050 Center Avenue Suite 567 Fort Lee, NJ 07024

John M. Bremer	The Northwestern Mutual Life Insurance Company 720 East Wisconsin Avenue Milwaukee, WI 53202

Peter W. Bruce	The Northwestern Mutual Life Insurance Company 720 East Wisconsin Avenue Milwaukee, WI 53202

Robert C. Buchanan	Fox Valley Corporation 100 West Lawrence Street (54911) P.O. Box 727 Appleton, WI (54912-0727)

George A. Dickerman	68 Normandy Road Longmeadow, MA 01106-1259

David J. Drury	Poblocki & Sons, LLC 922 South 70th Street Milwaukee, WI 53214

Connie K. Duckworth	ARZU 77 Stone Gate Lane Lake Forest, IL 60045

David A. Erne	Reinhart Boener Van Deuren, sc 1000 North Water Street Suite 2100 Milwaukee, WI 53202

James P. Hackett	Steelcase, Inc. 901 – 44th Street Grand Rapids, MI 49508

Hans Helmerich	Helmerich & Payne, Inc. 1437 South Boulder Tulsa, OK 74119

Stephen F. Keller	101 South Las Palmas Avenue Los Angeles, CA 90004

Barbara A. King	Landscape Structures, Inc. Route 3 601-7th Street South Delano, MN 55328

Margery Kraus	APCO Worldwide 700 12th Street, NW, Suite 800 Washington, DC 20005

J. Thomas Lewis	228 St. Charles Avenue Suite 1024 New Orleans, LA 70130

Ulice Payne, Jr.	Addison-Clifton, L.L.C. 13555 Bishop’s Court Suite 245 Brookfield, WI 53005

H. Mason Sizemore, Jr.	2054 N.W. Blue Ridge Drive Seattle, WA 98177

Peter M. Sommerhauser	Godfrey & Kahn, S.C. 780 North Water Street Milwaukee, WI 53202-3590

John E. Steuri	52 River Ridge Road Little Rock, AR 72227-1518

John J. Stollenwerk	Allen-Edmonds Shoe Corporation 201 East Seven Hills Road P.O. Box 998 Port Washington, WI 53074-0998

Barry L. Williams	Williams Pacific Ventures, Inc. 4 Embarcadero Center, Suite 3700 San Francisco, CA 94111

Kathryn D. Wriston	c/o Shearman & Sterling 599 Lexington Avenue, Room 1064 New York, NY 10022

Edward J. Zore	The Northwestern Mutual Life Insurance Company 720 East Wisconsin Avenue Milwaukee, WI 53202

EXECUTIVE OFFICERS – As of July 26, 2006

Name	Title

Edward J. Zore	President and Chief Executive Officer
John M. Bremer	Chief Operating Officer (Chief Compliance Officer)
Peter W. Bruce	Chief Insurance Officer
William H. Beckley	Executive Vice President (Agencies)

Gary A. Poliner	Executive Vice President & Chief Financial Officer
Mason G. Ross	Executive Vice President & Chief Investment Officer
John E. Schlifske	Executive Vice President (Investment Products & Services and Affiliates)
Mark G. Doll	Senior Vice President (Public Markets)
Christine H. Fiasca	Senior Vice President (Agency Services)
Richard L. Hall	Senior Vice President (Life Product)
William C. Koenig	Senior Vice President & Chief Actuary
Jean M. Maier	Senior Vice President (Insurance Operations)
Meridee J. Maynard	Senior Vice President (Life Product)
Gregory C. Oberland	Senior Vice President & Chief Information Officer
Marcia Rimai	Senior Vice President (Business Integration Services)
Charles D. Robinson	Senior Vice President (IPS Strategy)
Robert J. Berdan	Vice President, General Counsel & Secretary
Michael G. Carter	Vice President (Field Compensation & Planning)
Steven T. Catlett	Vice President (Corporate Services)
Eric P. Christophersen	Vice President (Compliance/Best Practices)
David D. Clark	Vice President (Real Estate)
Gloster B. Current	Vice President (Policyowner Services)
John M. Grogan	Vice President (Disability Income)
John C. Kelly	Vice President & Controller
John L. Kordsmeier	Vice President (New Business)
Susan A. Lueger	Vice President (Human Resources)
Jeffrey J. Lueken	Vice President (Securities)
Raymond J. Manista	Vice President (Corporate Planning)
David W. Simbro	Vice President (Long Term Care)
Brenda F. Skelton	Vice President (Communications)
Calvin R. Schmidt	Vice President (Investment Product Operations)
Todd M. Schoon	Vice President (Agencies)
J. Edward Tippetts	Vice President (Wealth Management)
Donald G. Tyler	Vice President (IPS Products & Sales)
Martha M. Valerio	Vice President (Information Systems)
Michael L. Youngman	Vice President (Government Relations)

OTHER OFFICERS – As of December 1, 2005

Name	Title

John Abbott	Director-Field Benefit Consultants
Carl Amick	VP-Risk Management Operations
Jason Anderson	Assistant Director Tax
Mark Backe	Asst. General Counsel & Asst. Secretary
Rebekah Barsch	Vice President Investment Product Lines
Blaise Beaulier	Director of Project Portfolio Management
Beth M. Berger	Asst. General Counsel & Asst. Secretary
Frederick W. Bessette	Asst. General Counsel & Asst. Secretary
Maryann Bialo	Asst. Director DI Benefit
Carrie Bleck	Director Policyowner Services
Melissa Bleidorn	Asst. General Counsel & Asst. Secretary
Sandra Botcher	Asst. General Counsel & Asst. Secretary
Anne Brower	Asst. General Counsel & Asst. Secretary
Michael S. Bula	Asst. General Counsel & Asst. Secretary
Gwen Canady	Director Corporate Reporting
Kurt Carbon	Director Life Lay Standards
Susan A. Cerbins	Asst. General Counsel & Asst. Secretary
Walt Chossek	Director-Finance
Tom Christianson	Director Advanced Business Services
Barbara Courtney	Director Mutual Fund Accounting

Dennis Darland	Asst. Director DI Benefit
Mark Diestelmeier	Asst. General Counsel & Asst. Secretary
Dave Dorshorst	Director Field Services and Support
John E. Dunn	Asst. General Counsel & Asst. Secretary
James R. Eben	Asst. General Counsel & Asst. Secretary
Cheryl Flanders	Compliance & QA Consultant
Carol Flemma	Director-IPS Bus Development/Comm
Don Forecki	Director Investment Operations
James C. Frasher	Asst. General Counsel & Asst. Secretary
John Garofani	Asst. General Counsel & Asst. Secretary
Sheila Gavin	Asst. General Counsel & Asst. Secretary
Don Gehrke	Director-Inv Client Services
Tim Gerend	Asst. General Counsel & Asst. Secretary
Wally Givler	Vice President Investment Accounting
Kevin M. Gleason	Asst. General Counsel & Asst. Secretary
Bob Gleeson	Vice President & Medical Director
C. Claibourne Greene	Asst. General Counsel & Asst. Secretary
Tom Guay	Vice President Underwriting Standards
Greg Gurlik	Director Long Term Care Product Development
Wayne Heidenreich	Medical Director
Gary Hewitt	Vice President & Treasurer
Patricia Hillmann	Director-Annuity Customer Service
Mark W. Humphrey	Director-Architecture Construction Environmental Services
Sharon A. Hyde	Asst. Director Disability Benefit
Elizabeth Idleman	Asst. General Counsel & Asst. Secretary
Todd Jones	Asst. Director- IPS Finance
David B. Kennedy	Asst. General Counsel & Asst. Secretary
Mollie Kenny	Regulatory Consultant
Don Kiefer	Vice President Actuary
James Koelbl	Asst. General Counsel & Asst. Secretary
Abim Kolawole	Asst. General Counsel & Asst. Secretary
Robert Kowalsky	Vice President & Chief Architect
Carol L. Kracht	Vice President, Deputy General Counsel & Investment Counsel
Pat Krueger	Director Annuity Customer Service
Todd Kuzminski	Director Investment Accounting
Donna Lemanczyk	Director-Investment Closing
Elizabeth Lentini	Asst. General Counsel & Asst. Secretary
Sally J. Lewis	Asst. General Counsel & Asst. Secretary
James Lodermeier	Senior Actuary
George R. Loxton	Asst. General Counsel & Asst. Secretary
Cindy Lubbert	Asst. Director-DI Underwriting
Dean Mabie	Asst. General Counsel & Asst. Secretary
Jon Magalska	Actuary
Steve Mannebach	Director Field Management Development
Anthony C. Marino	Asst. General Counsel & Asst. Secretary
Jeff Marks	Director Special Projects
Steve Martinie	Asst. General Counsel & Asst. Secretary
Ted Matchulat	Director Product Compliance
Allan McDonnell	Director-Order Entry Desk/Retail Svc
James L. McFarland	Asst. General Counsel & Asst. Secretary
Patrick McKeown	Investment Research Consultant
Larry S. Meihsner	Asst. General Counsel & Asst. Secretary
Bob Meilander	Vice President Corporate Actuary
Christopher Menting	Asst. General Counsel & Asst. Secretary

Richard E. Meyers	Asst. General Counsel & Asst. Secretary
Joanne Migliaccio	Director Field Services and Support
Michael Mihm	Asst. Director-IPS Field Consulting
Lynn Milewski	Director Annuity New Business
Daniel Moakley	Asst. General Counsel & Asst. Secretary
Jill Mocarski	Medical Director
Karen Molloy	Director Banking & Cash Management
Diane Moro-Goane	Director Marketing Materials Review
Scott J. Morris	Asst. General Counsel & Asst. Secretary
Jennifer W. Murphy	Asst. General Counsel & Asst. Secretary
Tim Nelson	Director Market Conduct
David K. Nelson	Asst. General Counsel & Asst. Secretary
Mary S. Nelson	Asst. General Counsel & Asst. Secretary
Jeffrey Niehaus	Director-Business Retirement Markets
Kathy Oman	Director-IPS Projects and Planning
Timothy Otto	Asst. General Counsel & Asst. Secretary
Art Panighetti	Vice President Tax
Randy M. Pavlick	Asst. General Counsel & Asst. Secretary
David W. Perez	Asst. General Counsel & Asst. Secretary
Judith L. Perkins	Asst. General Counsel & Asst. Secretary
Pete Peterson	Director Long Term Care Administration
William C. Pickering	Asst. General Counsel & Asst. Secretary
Nora M. Platt	Asst. General Counsel & Asst. Secretary
Harvey W. Pogoriler	Asst. General Counsel & Asst. Secretary
Randy Powell	Medical Director
Dave Remstad	Vice President Specialty Markets
Tom Richards	Vice President Agency Development
Dan Riedl	President NMIS
Kathleen M. Rivera	Vice President and Deputy General Counsel
Bethany Rodenhuis	Vice President Audit
Tammy Roou	Asst. General Counsel & Asst. Secretary
Matt Sauer	Director-IPS Compensation
Linda Schaefer	Director-Special Investigative Unit
Thomas F. Scheer	Asst. General Counsel & Asst. Secretary
Jane Ann Schiltz	Vice President Business Markets
Kathleen H. Schluter	Vice President & Tax Counsel
Sue Schmeidel	Director Field Development
Rodd Schneider	Asst. General Counsel & Asst. Secretary
Catherine L. Shaw	Asst. General Counsel & Asst. Secretary
Sherri Shickert	Director Policyowner Services
David Silber	Asst. General Counsel & Asst. Secretary
Stephen M. Silverman	Asst. General Counsel & Asst. Secretary
Mark W. Smith	Associate General Counsel & Asst. Secretary
Warren Smith	Assistant Director-Architecture
Diane Smith	Assistant Director Policyowner Services
Richard Snyder	Director-Mutual Fund Prod
Steve Sperka	Director DI Benefits
Karen Stevens	Asst. General Counsel & Asst. Secretary
Steve Stone	Director IS Finance
Brenda J. Stugelmeyer	Asst. General Counsel & Asst. Secretary
Cheryl Svehlek	Director-Administration
Rachel Taknint	Vice President, Department Planning and Operations & Associate General Counsel
Paul Tews	Director Investment Planning
Kellen Thiel	Director-Managed Products

Derek Tyus	Director of Strategic Analysis & Planning
Mary Beth Van Groll	Vice President Information Systems
Natalie Versnik	Director Policyowner Services
Andy Ware	Vice President Actuary
Joel Weiner	Medical Director
Catherine A. Wilbert	Asst. General Counsel & Asst. Secretary
Don Wilkinson	Vice President Agency Administration
Jeff Williams	Director Compliance Risk Management
Brian Wilson	Director-IPS National Sales
John Wilson	Director Long Term Care Sales Support
Robert Wright	Director-Affinity Funds
Catherine M. Young	Asst. General Counsel & Asst. Secretary
Terry R. Young	Asst. General Counsel & Asst. Secretary
Rick Zehner	Vice President Life Products
Patti Zimmermann	Director Investment Technology & Development
Philip Zwieg	Vice President Information Systems

The business addresses for all of the executive officers and other officers is 720 East Wisconsin Avenue, Milwaukee, Wisconsin 53202.

Item 26. Persons Controlled By or Under Common Control with the Depositor or Registrant

The subsidiaries of The Northwestern Mutual Life Insurance Company (“Northwestern Mutual”), as of September 12, 2006 are set forth on pages C-10 through C-12. In addition to the subsidiaries set forth pages on C-10 through C-12, the following separate investment accounts (which include the Registrant) may be deemed to be either controlled by, or under common control with, Northwestern Mutual:

1.	NML Variable Annuity Account A
2.	NML Variable Annuity Account B
3.	NML Variable Annuity Account C
4.	Northwestern Mutual Variable Life Account
5.	Northwestern Mutual Variable Life Account II

Northwestern Mutual Series Fund, Inc. and Russell Investment Funds (the “Funds”), shown below as subsidiaries of Northwestern Mutual, are investment companies registered under the Investment Company Act of 1940, offering their shares to the separate accounts identified above; and the shares of the Funds held in connection with certain of the accounts are voted by Northwestern Mutual in accordance with voting instructions obtained from the persons who own, or are receiving payments under, variable annuity contracts or variable life insurance policies issued in connection with the accounts, or in the same proportions as the shares which are so voted.

NORTHWESTERN MUTUAL CORPORATE STRUCTURE1

(as of September 12, 2006)

Name of Subsidiary	Jurisdiction of Incorporation

Alexandra International Sales, Inc. – 100% ownership	U.S. Virgin Islands
Amber, LLC – 100% ownership	Delaware
Baraboo, Inc. – 100% ownership	Delaware
Bayridge, LLC – 100% ownership	Delaware
Bradford, Inc. – 100% ownership	Delaware
Brendan International Sales, Inc. – 100% ownership	U.S. Virgin Islands
Brian International Sales, Inc. – 100% ownership	U.S. Virgin Islands
Burgundy, LLC – 100% ownership	Delaware
Carlisle Ventures, Inc. – 100% ownership	Delaware
Cass Corporation – 100% ownership	Delaware
Chateau, Inc. – 100% ownership of Common & Class B Preferred Stock	Delaware
Chateau, LLC – 100% ownership	Delaware
Chateau I, LP – 100% ownership	Delaware
Coral, Inc. – 100% ownership	Delaware
Diversey, Inc. – 100% ownership	Delaware
Elderwood International Sales, Inc. – 100% ownership	U.S. Virgin Islands
Elizabeth International Sales, Inc. – 100% ownership	U.S. Virgin Islands
Foxkirk, LLC – 100% ownership	Delaware
Frank Russell Company – 90.86% ownership	Washington
Frank Russell Investment Management Company – 90.86% ownership	Washington
Green Room Properties, LLC – 100% ownership	Delaware
Hazel, Inc. – 100% ownership	Delaware
Health Invest, LLC – 100% ownership	Delaware
Higgins, Inc. – 100% ownership	Delaware
Highbrook International Sales, Inc. – 100% ownership	U.S. Virgin Islands
Hobby, Inc. – 100% ownership	Delaware
INV Corp. – 100% ownership	Delaware
Jerusalem Avenue Property, LLC – 100% ownership	Delaware
Justin International FSC, Inc. – 100% ownership	U.S. Virgin Islands
JYD Assets, LLC – 100% ownership	Delaware
KerryAnne International Sales, Inc. – 100% ownership	U.S. Virgin Islands
Klode, Inc. – 100% ownership	Delaware
Kristiana International Sales, Inc. – 100% ownership	U.S. Virgin Islands
Lake Bluff, Inc. – 100% ownership	Delaware
Larkin, Inc. – 100% ownership	Delaware
Logan, Inc. – 100% ownership	Delaware
Lydell, Inc. – 100% ownership	Delaware
Mallon International Sales, Inc. – 100% ownership	U.S. Virgin Islands
Maroon, Inc. – 100% ownership	Delaware
Mason & Marshall, Inc. – 100% ownership	Delaware
Mason Street Advisors, LLC – 100% ownership	Delaware
Mitchell, Inc. – 100% ownership	Delaware
NM Albuquerque Inc. – 100% ownership	New Mexico
NM-Exchange, LLC – 100% ownership	Delaware
NM Harrisburg, Inc. – 100% ownership	Pennsylvania
NM Imperial, LLC – 100% ownership	Delaware
NM Lion, LLC – 100% ownership	Delaware
NM Majestic Holdings, LLC – 100% ownership	Delaware
NM Regal, LLC – 100% ownership	Delaware

NMIS Alabama Agency, LLC – 100% ownership	Alabama
NMIS Massachusetts Insurance Agency, LLC – 100% ownership	Massachusetts
NMIS Georgia Agency, LLC – 100% ownership	Georgia
NML Buffalo Agency, Inc. – 100% ownership	New York
NML-CBO, LLC – 100% ownership	Delaware
NML Development Corporation – 100% ownership	Delaware
NML/Mid-Atlantic, Inc. – 100% ownership	New Jersey
NML Real Estate Holdings, LLC – 100% ownership	Wisconsin
NML Securities Holdings, LLC – 100% ownership	Wisconsin
NVOP, Inc. – 100% ownership	Delaware
NVOP, LLC – 75% ownership	Delaware
NVOP Fairfax Ridge – 75% ownership	Delaware
NW Pipeline, Inc. – 100% ownership	Texas
Network Planning Advisors, L.L.C. – 100% ownership	Wisconsin
New Arcade, LLC – 100% ownership	Wisconsin
Nicolet, Inc. – 100% ownership	Delaware
North Van Buren, Inc. – 100% ownership	Delaware
Northwestern Ellis Company – 100% ownership	Nova Scotia
Northwestern Foreign Holdings B.V. – 100% ownership	Netherlands
Northwestern International Holdings, Inc. – 100% ownership	Delaware
Northwestern Investment Management Company, LLC – 100% ownership	Delaware
Northwestern Long Term Care Insurance Company – 100% ownership	Illinois
Northwestern Mutual Investment Services, LLC – 100% ownership	Wisconsin
Northwestern Mutual Las Vegas, Inc. – 100% ownership	Nevada
Northwestern Mutual Life International, Inc. – 100% ownership	Delaware
Northwestern Mutual Series Fund, Inc. – 100%[2] ownership	Maryland
Northwestern Mutual Wealth Management Company – 100% ownership	Federal Savings Bank (subject to jurisdiction of the Office of Thrift Supervision)
Northwestern Real Estate Partnership Holdings, LLC – 100% ownership	Delaware
Northwestern Reinsurance Holdings N.V. – 100% ownership	Netherlands
Northwestern Securities Holdings, LLC – 100% ownership	Delaware
Northwestern Securities Partnership Holdings, LLC – 100% ownership	Delaware
Olive, Inc. – 100% ownership	Delaware
Painted Rock Development Company – 100% ownership	Arizona
Park Forest Northeast, Inc. – 100% ownership	Delaware
RE Corporation – 100% ownership	Delaware
Regina International Sales, Inc. – 100% ownership	U.S. Virgin Islands
Rocket Sports, Inc. – 100% ownership	Texas
Russell Investment Funds – 90.86% ownership	Massachusetts
Russet, Inc. – 100% ownership	Delaware
Scotty, LLC – 100% ownership	Delaware
Sean International Sales, Inc. – 100% ownership	U.S. Virgin Islands
Solar Resources, Inc. – 100% ownership	Wisconsin
St. James Apartments, LLC – 100% ownership	Delaware
Stadium and Arena Management, Inc. – 100% ownership	Delaware
Strategic Employee Benefit Services of New Mexico, Inc. – 100% ownership	New Mexico
Summit Mall, LLC – 100% ownership	Delaware
Travers International Sales, Inc. – 100% ownership	U.S. Virgin Islands
Tupelo, Inc. – 100% ownership	Delaware
Walden OC, LLC – 100% ownership	Delaware
White Oaks, Inc. – 100% ownership	Delaware

(1)	Certain subsidiaries are omitted on the basis that, considered in the aggregate at year end 2005, they did not constitute a significant subsidiary as defined by Regulation S-X. Except for certain Real Estate Partnerships/LLCs/Equity Interests, includes general account NM investments where NM’s ownership interest is greater than 50%. Excluded is the entire corporate structure under Frank Russell Company.

(2)	Aggressive Growth Stock, Asset Allocation, Growth Stock, High Yield Bond, Index 400 Stock, Index 500 Stock, International Equity, Large Cap Core Stock, Municipal Bond, Select Bond, Small Cap Growth Stock.

Item 27. Number of Contract Owners

As of August 31, 2006, 9,522 variable annuity contracts issued in connection with NML Variable Annuity Account A were outstanding. All such contracts were issued as contracts for plans qualifying for special treatment under various provisions of the Internal Revenue Code.

Item 28. Indemnification

(a) That portion of the By-laws of the Depositor, Northwestern Mutual, relating to indemnification of Trustees and officers is set forth in full in Article VII of the By-laws of Northwestern Mutual, amended by resolution and previously filed as Exhibit A(6)(b) to the registration statement of Northwestern Mutual Variable Life Account (File No. 333-59103) on July 15, 1998.

(b) Section 10 of the Distribution Agreement dated May 1, 2006 between Northwestern Mutual and Northwestern Mutual Investment Services, LLC (“NMIS”) provides substantially as follows:

B. Indemnification by Company. The Company agrees to indemnify, defend and hold harmless NMIS, its successors and assigns, and their respective officers, directors, and employees (together referred to as “NMIS Related Persons”), from any and all joint or several losses, claims, damages or liabilities (including any reasonable investigative, legal and other expenses incurred in connection with, and any amounts paid in settlement of, any action, suit or proceeding or any claim asserted), to which NMIS and/or any NMIS Related Persons may become subject, under any law, regulation or NASD rule, at common law or otherwise, that arises out of or are based upon (i) any breach of this Agreement by the Company and (ii) any untrue statement of or omission to state a material fact (except for information supplied by or on behalf of NMIS or for which NMIS is responsible) contained in any Registration Statement, Contract prospectus, SAI or supplement thereto or in any Marketing Material.

This indemnification shall be in addition to any liability that the Company may otherwise have; provided, however, that no person shall be entitled to indemnification pursuant to this provision for any loss, claim, damage or liability due to the willful misfeasance, bad faith or gross negligence or reckless disregard of duty by the person seeking indemnification.

C. Indemnification by NMIS. NMIS agrees to indemnify, defend and hold harmless the Company, its successors and assigns, and their respective officers, trustees or directors, and employees (together referred to as “ Company Related Persons”), from any and all joint or several losses, claims, damages or liabilities (including any reasonable investigative, legal and other expenses incurred in connection with, and any amounts paid in settlement of, any action, suit or proceeding or any claim asserted), to which the Company and/or any Company Related Persons may become subject, under any law, regulation or NASD rule, at common law or otherwise, that arises out of or are based upon (i) any breach of this Agreement by NMIS and (ii) any untrue statement of or omission to state a material fact (except for information supplied by or on behalf of the Company or for which the Company is responsible) contained in any Registration Statement, Contract prospectus, SAI or supplement thereto or in any Marketing Material, in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in reliance upon information furnished in writing by NMIS to the Company specifically for use in the preparation of the aforesaid material.

This indemnification shall be in addition to any liability that NMIS may otherwise have; provided however, that no person shall be entitled to indemnification pursuant to this provision for any loss, claim, damage or liability due to the willful misfeasance, bad faith or gross negligence or reckless disregard of duty by the person seeking indemnification.

D. Indemnification Generally. Any person seeking indemnification under this section shall promptly notify the indemnifying party in writing after receiving notice of the commencement of any action as to which a claim for indemnification will be made; provided, however, that failure to so notify the indemnifying party shall not relieve such party from any liability which it may have to such person otherwise than on account of this section.

The indemnifying party shall be entitled to participate in the defense of the indemnified person but such participation will not relieve such indemnifying party of the obligation to reimburse the indemnified party for reasonable legal and other expenses incurred by such party in defending himself, herself or itself.

Item 29. Principal Underwriters

(a) NMIS is the principal underwriter of the securities of the Registrant. NMIS is also the principal underwriter for the NML Variable Annuity Account A (811-21887), the NML Variable Annuity Account B (811-1668), the NML Variable Annuity Account C (811-21886), the Northwestern Mutual Variable Life Account (811-3989) and the Northwestern Mutual Variable Life Account II (811-21933).

(b) As of July 1, 2006, the directors and officers of NMIS are as follows:

Name	Position

Jason T. Anderson	Assistant Treasurer
Mark J. Backe	Secretary
Rebekah B. Barsch	Vice President, Investment Products
William H. Beckley	Director
Mark S. Bishop	Regional Vice President, Field Supervision
Michael G. Carter	Vice President, Field Compensation & Planning
Walter J. Chossek	Treasurer, Financial & Operations Principal
Eric P. Christophersen	Vice President, Comliance/Best Practices
Gloster B. Current	Vice President, Variable Life Servicing
David J. Dorshorst	Director, Compensation Services
Michael S. Ertz	Director, Recruiting and Retention
Christina H. Fiasca	Director
Dennis J. Fitzpatrick	Director, Supervision of Todd Business
Carol J. Flemma	Director, Marketing, Training & Communication
Anne A. Frigo	Director, Fixed Insurance Products: Compliance Training
Don P. Gehrke	Director, Retail Investment Operations
Mark J. Gmach	Regional Vice President, Field Supervision
Dennis P. Goyette	Acting Supervisor, Annuity Operations
Mark A. Gregory	Assistant Director,Registered Investment Advisor Compliance
Laila V. Hick	Director, Field Supervision Standards
Karla D. Hill	Director, Human Resources
Patricia J. Hillman	Director, Annuity Customer Services
Diane B. Horn	Director, BD Operations Compliance; Policy, Procedures & Communications, Anti-Money Laundering Compliance Officer
Robert J. Johnson	Director, Compliance Oversight; Chief Compliance Officer of NMIS Registered Investment Advisor

Martha M. Kendler	Director, Annuity Product Line
John L. Kordsmeier	Vice President, Variable Underwriting & Issue
Gregory S. Leslie	Compliance Registered Options Principal (CROP)
Jean M. Maier	Director; Senior Vice President, Insurance Operations
James M. Makowski	Assistant Director, Field Compliance
Steven C. Mannebach	Director, Field Training & Development
Meridee J. Maynard	Senior Vice President, Life Product
Mac McAuliffe	Regional Vice President
Allan J. McDonell	Securities Principal (MSP); Municipal Securities Rulemaking Board (MSRB) Primary Contact
Jeffrey L. Michaelson	Assistant Director, Mutual Funds
Joanne M. Migliaccio	Director, Contract, License and Registration
Michael J. Mihm	Director, Business Development
Jay W. Miller	Vice President, Advanced Planning
Diana L. Moro-Goane	Director, Marketing Materials Review
Jennifer Murphy	Assistant Secretary
Timothy D. Nelson	Director, Market Conduct
Jeffrey J. Niehaus	Director, Business Retirement Markets
Jennifer O’Leary	Assistant Treasurer
Daniel J. O’Meara	Regional Vice President, Field Supervision
Michael J. Patkunas	Regional Vice President
Chris E. Peterson	Regional Vice President
Georganne K. Prom	New Business Compliance Coordinator
Michael A. Reis	Assistant Treasurer
Daniel A. Riedl	Senior Vice President and Chief Operating Officer
Charles D. Robinson	Senior Vice President, IPS Strategy
Robin E. Rogers	Assistant Director, License & Registration
John E. Schlifske	Director; President and CEO
Jeffrey P. Schloemer	Assistant Director, Compliance Assurance
Calvin R. Schmidt	Vice President, Investment Product Operations & Systems
Todd M. Schoon	Vice President, Agencies
Richard P. Snyder	Director, Mutual Funds
William H. Taylor	Director, Financial Security Planning
Kellen A. Thiel	Director, Managed Products
Donald G. Tyler	Vice President, Investment Products and Sales
Thomas A. Waisnor	Regional Vice President
Gwendolyn K. Weithaus	Assistant Director, Broker/Dealer Product Distribution Compliance
Alan M. Werth	Third Party Sales Consultant
Donald R. Wilkinson	Vice President, Field Management
Jeffrey B. Williams	Vice President, Compliance Risk Management & Chief Compliance Officer of NMIS Broker-Dealer, Executive Representative
Brian D. Wilson	National Sales Director
Robert J. Wright	Director, Affinity Funds Distribution and Planning

The address for each director and officer of NMIS is 611 East Wisconsin Avenue, Milwaukee, Wisconsin 53202.

(c) During 2005 life insurance agents of Northwestern Mutual who are also registered representatives of NMIS received commissions, including general agent overrides, in the aggregate amount of $1,439,913 for sales of variable annuity contracts, and interests therein, issued in connection with the Registrant.

Item 30. Location of Accounts and Records

All accounts, books or other documents required to be maintained in connection with the Registrant’s operations are maintained in the physical possession of Northwestern Mutual at 720 East Wisconsin Avenue, Milwaukee, Wisconsin 53202.

Item 31. Management Services

There are no contracts, other than those referred to in Part A or Part B of this Registration Statement, under which management-related services are provided to the Registrant and pursuant to which total payments of $5,000 or more were made during any of the last three fiscal years.

Item 32. Undertakings

(a) The Registrant undertakes to file a post-effective amendment to this Registration Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

(b) The Registrant undertakes to include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information.

(c) The Registrant undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request at the address or phone number listed in the prospectus.

(d) Reference is made to the indemnification provisions disclosed in response to Item 28. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the registered securities, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(e) The Northwestern Mutual Life Insurance Company hereby represents that the fees and charges deducted under the contracts registered by this registration statement, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the insurance company under the contracts.

SIGNATURES

As required by the Securities Act of 1933, and the Investment Company Act of 1940, the Registrant, NML Variable Annuity Account A, has duly caused this Amended Registration Statement to be signed on its behalf, in the City of Milwaukee, and State of Wisconsin, on the 21st day of September, 2006.

NML VARIABLE ANNUITY ACCOUNT A (Registrant)

		By	THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY (Depositor)

Attest:	/s/ ROBERT J. BERDAN	By:	/s/ EDWARD J. ZORE
	Robert J. Berdan, Vice President, General Counsel and Secretary		Edward J. Zore, President and Chief Executive Officer

As required by the Securities Act of 1933, this Amended Registration Statement has been signed by the Depositor on the 21st day of September, 2006.

THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY (Depositor)

Attest:	/s/ ROBERT J. BERDAN	By:	/s/ EDWARD J. ZORE
	Robert J. Berdan, Vice President, General Counsel and Secretary		Edward J. Zore, President and Chief Executive Officer

As required by the Securities Act of 1933, this Amended Registration Statement has been signed by the following persons in the capacities with the Depositor and on the dates indicated:

Signature	Title

/s/ EDWARD J. ZORE Edward J. Zore	Trustee, President and Chief Executive Officer; Principal Executive Officer

/s/ GARY A. POLINER Gary A. Poliner	Executive Vice President and Chief Financial Officer; Principal Financial Officer

/s/ JOHN C. KELLY John C. Kelly	Vice President and Controller; Principal Accounting Officer

/s/ J. THOMAS LEWIS*	Trustee
J. Thomas Lewis

/s/ STEPHEN F. KELLER*	Trustee
Stephen F. Keller

/s/ KATHRYN D. WRISTON*	Trustee
Kathryn D. Wriston

/s/ BARRY L. WILLIAMS*	Trustee
Barry L. Williams

/s/ EDWARD E. BARR*	Trustee
Edward E. Barr

/s/ ROBERT C. BUCHANAN*	Trustee
Robert C. Buchanan

/s/ H. MASON SIZEMORE, JR.*	Trustee
H. Mason Sizemore, Jr.

/s/ JOHN J. STOLLENWERK*	Trustee
John J. Stollenwerk

/s/ GEORGE A. DICKERMAN*	Trustee
George A. Dickerman

/s/ JOHN E. STEURI*	Trustee
John E. Steuri

/s/ BARBARA A. KING*	Trustee
Barbara A. King

/s/ PETER M. SOMMERHAUSER*	Trustee
Peter M. Sommerhauser

/s/ JAMES P. HACKETT*	Trustee
James P. Hackett

/s/ JOHN M. BREMER*	Trustee
John M. Bremer

/s/ PETER W. BRUCE*	Trustee
Peter W. Bruce

/s/ DAVID A. ERNE*	Trustee
David A. Erne

/s/ MARGERY KRAUS*	Trustee
Margery Kraus

/s/ CONNIE K. DUCKWORTH*	Trustee
Connie K. Duckworth

/s/ ULICE PAYNE, JR.*	Trustee
Ulice Payne, Jr.

/s/ DAVID J. DRURY*	Trustee
David J. Drury

/s/ HANS HELMERICH*	Trustee
Hans Helmerich

* By:	/s/ EDWARD J. ZORE
Edward J. Zore, Attorney in fact, pursuant to the Power of Attorney filed with Pre-Effective Amendment No. 1 on August 8, 2006

Each of the signatures is affixed as of September 21, 2006

EXHIBIT INDEX

EXHIBITS FILED WITH FORM N-4

PRE-EFFECTIVE AMENDMENT NO. 2 TO REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

FOR

NML VARIABLE ANNUITY ACCOUNT A

Flexible Payment Variable Annuity (Fee Based)

Exhibit	Description

(b)(9)	Opinion and Consent of Robert J. Berdan, Esq. dated September 21, 2006	Filed herewith

(b)(10)	Consent of PricewaterhouseCoopers LLP dated September 21, 2006	Filed herewith

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